Filed pursuant to Rule 424(b)(2)
Registration No. 333-172727

The information in this prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it solicit an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 10, 2011

PRELIMINARY PROSPECTUS SUPPLEMENT

(To prospectus dated March 10, 2011)

1,398,023,524 Shares

(of which 150,000,000 will be offered in the United States)

Banco de Chile

Common Stock Series-S

We are offering 1,398,023,524 shares of our common stock “Banco de Chile-S” series (“shares of our common stock”) in Chile by means of a special auction (subasta de libro de órdenes) conducted on the Santiago Stock Exchange (the “Offering”).

All orders of shares of our common stock made by prospective purchasers must be placed through an authorized Chilean broker under Chilean law. See “Plan of Distribution.” The shares of our common stock offered in the Offering will be eligible for deposit in our American depositary receipt (“ADR”) facility, subject to the terms of our amended deposit agreement.

The offer and sale of the shares of our common stock in the Offering may be restricted and subject to limitations in jurisdictions other than Chile and the United States. Potential investors are advised to consult with their own legal advisors in this regard.

Our American depositary shares (“ADSs”) are listed on the New York Stock Exchange under the symbol “BCH” and the shares of our common stock are listed on the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange. On March 8, 2011, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$88.09 per ADS, and the last reported sale prices of the shares of our common stock on the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange were Ch$69.83, Ch$69.45 and Ch$69.08 per share, respectively.

Investing in shares of our common stock involves risks that are described in the “Risk Factors” sections beginning on page S-18 of this prospectus supplement and beginning on page 7 of our annual report on Form 20-F for the year ended December  31, 2009, incorporated by reference into the accompanying prospectus.

	Per Share	Total
Offering Price	Ch$	Ch$

The Offering is part of a capital increase of 3,385,049,365 shares of our common stock approved by our shareholders on January 20, 2011. All of the shares of our common stock issued in connection with the capital increase are subject to a preemptive rights offering under Chilean law. The preemptive rights offering is expected to commence on or about March 31, 2011 and must remain open for at least 30 days. Our controlling shareholder has indicated its intention to waive its rights with respect to all of its shares of our common stock subject to such preemptive rights offering (which will represent after the completion of the capital increase approximately 1.6% of our total common stock) and these are the shares of our common stock being offered in the Offering.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of our common stock or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock are expected to be ready for delivery through the book-entry system of the Depósito Central de Valores on or about                     , 2011, which is T+2.

The date of this prospectus supplement is                     , 2011.

Prospectus Supplement

Prospectus

i

PRESENTATION OF INFORMATION

As used in this prospectus supplement, unless the context otherwise requires, the references to “we,” “us” or the “Company” are to Banco de Chile and its consolidated subsidiaries. References to Chilean placement agents are to “Banchile Corredores Bolsa S.A.” and “LarrainVial S.A. Corredora de Bolsa” collectively, each a Chilean placement agent. All references to “Chile” are references to the Republic of Chile.

We prepare our audited consolidated financial statements in Chilean pesos and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). References in this prospectus supplement to IFRS mean IFRS as issued by the IASB.

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, we prepared our audited consolidated financial statements in accordance with generally accepted accounting principles in Chile as supplemented by the applicable rules of the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks”) (“Chilean GAAP”), with reconciliations to generally accepted accounting principles in the United States (“U.S. GAAP”). As required by IFRS 1—First Time Adoption of International Financial Reporting Standards, our financial position as of January 1, 2008 and December 31, 2008 and our results of operations for the year ended December 31, 2008 have been restated in accordance with IFRS 1 for comparative purposes. Reconciliations and description of the transition to IFRS, and the effects on assets, liabilities, equity, net income and cash flows are presented in Note 5 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009 incorporated by reference into the prospectus of which this prospectus supplement is part. Unless otherwise indicated, the financial information included in this prospectus supplement or incorporated by reference into the prospectus with respect to 2008, 2009 and 2010 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2010 incorporated by reference into the prospectus of which this prospectus supplement is part. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

Following our adoption of IFRS, we are no longer required to reconcile our financial statements to U.S. GAAP.

In this prospectus supplement, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(f) to our audited consolidated financial statements as of and for the year ended December 31, 2010 incorporated by reference to the prospectus of which this prospectus supplement is part), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2010, one UF equaled Ch$21,455.55.

This prospectus supplement contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements as of and for the year ended December 31, 2010 or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Chilean pesos based on the observed exchange rate reported by the Banco Central de Chile, or the Central Bank of Chile (the “Central Bank”), for December 30, 2010 (the latest practicable date, as December 31, 2010 was a banking holiday in Chile). The observed exchange rate on March 8, 2011 was Ch$473.28 = U.S.$1.00. The rate reported by the Central Bank is based on the rate for the prior business day in Chile and is the exchange rate specified by the Superintendency of Banks to be used by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Unless otherwise specified, all references in this prospectus supplement to total loans are to loans to customers before deduction of allowances for loan losses, and they do not include loans to banks or contingent loans. In addition, all market share data and financial indicators for the Chilean banking system when compared to Banco de Chile’s financial information, presented in this prospectus supplement or incorporated by reference into the prospectus are based on information published periodically by the Superintendency of Banks, which is published under Chilean GAAP and prepared on a consolidated basis. Past-due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days of the beginning of such proceedings. See “Item 4. Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance” in our annual report on Form 20-F for the year ended December 31, 2009 incorporated by reference into the prospectus of which this prospectus supplement is part.

According to Chilean regulations, regulatory capital (“Regulatory Capital”) consists of:

•	basic capital, which is composed of our paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches (“Basic Capital”); and

•

supplementary capital, which is composed of the following: (i) our subordinated bonds, considered at issue price (reduced by 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of our Basic Capital; plus (ii) our voluntary allowances for loan losses (up to 1.25% of risk-weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation); minus (iii) our goodwill and unconsolidated investments in companies.

Certain figures included in this prospectus supplement and in our audited consolidated financial statements as of and for the year ended December 31, 2010 have been rounded for ease of presentation. Percentage figures included in this prospectus supplement have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus supplement may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2010. Certain other amounts that appear in this prospectus supplement may similarly not sum due to rounding.

Inflation figures are those reported by the Chilean National Statistics Institute, unless otherwise stated herein or required by the context.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a bank organized under the laws of Chile. Most of our directors and executive officers reside outside the United States (principally in Chile) and substantially all of our assets and the assets of these individuals are located outside the United States. As a result, it may be difficult for you to:

•	effect service of process outside Chile upon us or such persons; or

•	bring an original action against us or our directors and executive officers in the United States or Chile to enforce liabilities based upon the federal securities laws of the United States.

It may also be difficult for you to enforce in Chilean courts judgments obtained in U.S. court against us or our directors and executive officers or other persons named in the registration statement, of which this prospectus supplement is part, based on civil liability provisions of the federal securities laws of the United States. If a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant

“exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances, the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant, that the defendant was afforded a real opportunity to appear before the court, that enforcement would not violate Chilean public policy and the judgment being final under the laws of the country in which it was rendered.

In general, the enforceability in Chile of final judgments of U.S. courts does not require retrial in Chile. However, there is doubt as to the enforceability, in original actions in Chilean courts, of liabilities predicated solely on the federal securities laws of the United States and as to the enforceability in Chilean courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, foreign judgments cannot be enforced in any way against properties located in Chile, which, as a matter of Chilean law, are subject exclusively to Chilean law and to the jurisdiction of Chilean courts.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights key information described in greater detail elsewhere in this prospectus supplement or the accompanying prospectus, including the documents incorporated by reference. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision.

Our Company

We were founded in 1893, and we have been, for much of our recent history, among the largest and most profitable Chilean banks in terms of return on assets and equity in Chile. We are engaged primarily in commercial banking in Chile, providing traditional banking services to our diversified customer base that includes corporations and individuals.

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market, providing a powerful value proposition to our customers.

According to the Superintendency of Banks, as of December 31, 2010, we were the second largest privately-owned bank in Chile in terms of total loans with a market share of 19.2%, the largest provider of commercial loans with a market share of 20.4%, the second largest provider of consumer loans with a market share of 22.1%, the second largest privately-owned bank in terms of residential mortgage loans with a market share of 14.9% and the largest privately-owned bank in terms of current accounts and demand deposits balances with a market share of 22.8%.

As of December 31, 2010 we had:

•	total assets of Ch$18,276,464 million (approximately U.S.$39,021 million);

•	total loans of Ch$14,377,995 million (approximately U.S.$30,698 million);

•	total deposits of Ch$12,144,149 million (approximately U.S.$25,929 million) of which Ch$4,446,181 million (approximately U.S.$9,493 million) correspond to current account and demand deposits; and

•	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$1,694,325 million (approximately U.S.$3,617 million).

We deliver our services to our customers through the following four principal business segments:

We provide our retail customers with credit cards, residential mortgage loans, consumer loans and automobile financing loans, as well as traditional deposit services, such as current accounts, savings accounts and time deposits. Our banking services for wholesale customers include commercial loans (including working capital lines and trade finance), foreign exchange, capital markets services, cash management and non-credit services, such as payroll and payment services, as well as a wide range of treasury, financial advisory and risk management products.

More recently, we have complemented our products and services by entering into a strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile. This strategic alliance allowed us to nearly double our customer base in consumer finance (as our Consumer Finance Division absorbed the operations of Corporación Financiera Atlas S.A., Citibank Chile’s consumer division) and enhance our relationship with multinational companies that operate in Chile. In addition, our partnership with Citigroup Inc., an internationally well-known brand name, enabled us to broaden the scope of financial services that we offer to our customers through the addition of global financial services and other benefits. As a result of this partnership, we entered into a global connectivity agreement (the “Global Connectivity Agreement”), which has supported the creation of (i) an international personal banking area, responsible for optimizing the access to financial services outside of Chile to our local retail customers, (ii) a global transactional services area, responsible for executing local and international cash management services, as well as custody and foreign trade assistance for our wholesale business segment, and (iii) an enhanced investment banking area, responsible for providing financial advisory services and access to global capital markets to our Chilean corporate customers.

In addition to our traditional banking operations, through our subsidiaries and affiliates we offer a variety of non-banking financial services including securities brokerage, mutual fund management, investment banking services, factoring, insurance brokerage, securitization, collection and sales services.

We are headquartered in Santiago, Chile, and as of December 31, 2010 had approximately 14,000 employees and delivered financial products and services through a nationwide distribution network of 422 branches, and 1,976 ATMs, that are part of a larger ATM network operated by Redbanc S.A. (a company owned by us and 12 other private sector financial institutions) that comprises more than 6,141 ATMs.

Our Competitive Strengths

Building on our knowledge of the Chilean financial market, we have historically been able to develop significant competitive advantages, based on our strong brand recognition, our widespread branch network, the diversity and relative size of our customer base, our highly competitive funding structure, the superior asset quality of our loan portfolio as compared to our main peers in the Chilean financial system, an attractive risk-return relationship and our market leadership in a diverse range of financial products and services.

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have been operating in Chile for over a hundred years under the “Banco de Chile” brand name and over time we have also developed the “Banco Edwards Citi,” “Banco CrediChile” and “Banchile” brand names. We believe our long-standing history in the Chilean market is recognized by our customers and the general public, who have associated us with quality and reliability within the Chilean financial system as demonstrated in various polls conducted by well-known market research companies. According to market research conducted by Adimark GFK (part of the GFK Group) during the fourth quarter of 2010, we were the most recognized brand among financial institutions operating in Chile. Also, a poll conducted by Merco (a corporate reputation monitor from Spain) in August 2010 placed Banco de Chile as the seventh most admired company in Chile and the most admired company among all local financial institutions. Similarly, a study conducted by Price Waterhouse Coopers Chile and Diario Financiero in 2010, ranked Banco de Chile among the ten most admired companies in Chile. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

Additionally, we believe that our merger with Citibank Chile reinforced our corporate image as a leading and sound financial institution within Chile, and allowed us to gain international recognition among customers and investors.

We also believe that our strong corporate image is further strengthened by our commitment to social responsibility, which includes supporting the Teleton Foundation (a non-governmental organization dedicated to assisting and treating Chilean disabled children), our partnership with institutions dedicated to improving the quality of Chilean education, our commitment to support the development of sports in Chile, as well as different initiatives intended to strengthen our role in, and contribution to, the Chilean society.

Nationwide Branch Network and Business-Oriented Service Models

We are present in all regions of Chile and strive to be accessible to every single Chilean customer through our broad branch network. As of December 31, 2010, we had a nationwide branch network of 422 branches that comprise 221 branches under our “Banco de Chile” brand name, 36 branches under our “Banco Edwards Citi” brand name and 165 branches under our “Banco CrediChile” brand name. We believe that our broad branch network is a suitable means of reinforcing our proximity to the customers and, therefore, we are constantly seeking profitable new locations to open new branches throughout Chile. During 2010, we carried out the “Bicentennial Plan” to open new branches and, by December 31, 2010, we had opened 22 new locations. During 2011, we expect to open 30 additional branches throughout Chile with a key focus of strengthening our presence in cities outside of Santiago.

To improve the ways we serve our customers, we are constantly reviewing the appearance and layout of our branches. Our aim is to turn each of our branches into a business generating unit. As a result, we have redesigned our service models in most of our commercial divisions in order to maximize branch profitability and enable our in-site account executives to focus on serving customers and developing new businesses rather than administrative tasks, which have been mostly transferred to back-office staff.

We believe that our nationwide branch network and our business-oriented models will enable us to offer more services and products in every region of Chile, enhance our cross-selling capacity and improve our service quality.

Robust Customer Base and Diversified Products and Services Portfolio

We believe that we have one of the largest customer bases among the financial institutions operating in Chile and we provide one of the most diversified offerings of products and services to our customers. As of December 31, 2010, we had approximately 1,600,000 customers, which include: 941,000 borrowers, 580,000 current accounts, nearly 130,000 time deposits and approximately 1,150,000 issued credit cards. In response to the diverse needs of our customers, we have become a full-service financial group that operates under a multi-brand approach, offering a wide range of traditional banking products and services to our customers that are complemented by the specialized financial services provided by our subsidiaries, including securities brokerage, mutual funds, securitization, factoring, financial advisory, insurance brokerage and other financial services. In addition, our recent strategic alliance with Citigroup Inc. and the Global Connectivity Agreement have allowed us to broaden our service offerings by adding a comprehensive portfolio of international financial services that previously we could only partially provide.

We believe that our robust customer base is both an essential driver of our business that leads us to develop new products and services demanded by our customers, and a valuable asset that enables us to improve the cross-selling of our products and services.

Highly Competitive Funding Structure

We believe that we have a cost-effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits that has not been replicated by other financial institutions operating in Chile. According to the Superintendency of Banks, as of December 31, 2010, we held 22.8% of the balances of demand deposits and current accounts in the Chilean financial system. As of the same date, current accounts and demand deposits accounted for 26.0% of our total funding structure as compared to the 18.3% reported by the Chilean financial system as a whole (excluding Banco de Chile).

Accordingly, we believe that our funding structure provides us with a cost advantage over our competitors (which use a higher proportion of interest bearing liabilities), as current accounts and demand deposits are the cheapest funding source available in Chile, since they are non-interest bearing liabilities. This is particularly true to the extent that expected economic growth for the upcoming years results in higher nominal interest rates over the next few years.

We are also constantly trying to diversify our funding structure. In fact, during 2010 we successfully accessed international markets by obtaining a loan of U.S.$100 million from a leading Chinese bank, while we entered into a syndicated credit of U.S.$200 million from a group of Asian financial institutions in the first months of 2011.

Superior Asset Quality

We believe we are the Chilean financial institution with the highest credit quality in the Chilean financial system, which we believe is the result of our well-known prudent risk management approach and our accurate credit risk models that have enabled us to maintain relatively low levels of past-due loans and high coverage indicators over the last few years.

According to the Superintendency of Banks, as of December 31, 2010, we had a delinquency ratio (past-due loans as a percentage of total loans) of 0.51%, which is well below the delinquency ratio of 1.45% reported by the Chilean financial system (excluding Banco de Chile) as of the same date. Additionally, we maintain the highest coverage ratio (allowances for loan losses to total past-due loans) in the Chilean financial system, which as of December 31, 2010 was equal to 4.9x compared to 1.7x for the Chilean financial system (excluding Banco de Chile).

Attractive Risk-Return Relationship

We believe we have become one of the financial institutions with the highest risk-return relationship within the Chilean financial system.

According to information published by the Superintendency of Banks, as of December 31, 2010, we recorded a return-on-equity (calculated as net income divided by the year-end equity balance) of 27.0%, the highest in the Chilean financial system. Similarly, as of the same date we ranked second in the Chilean banking industry in terms of return-on-average-equity (calculated as net income divided by the average equity) with a ratio of 24.7% and second in terms of return-on-average-assets with a ratio of 2.2%, above the 1.4% for the Chilean financial system (excluding Banco de Chile).

In terms of credit risk, as published by the Superintendency of Banks, as of December 31, 2010 our ratio of provisions for loan losses to average loans was 1.23%, which is below the 1.28% recorded by the Chilean financial system (excluding Banco de Chile) as of the same date.

Leading Market Position

We are one of the largest financial institutions in Chile and have become market leaders in a broad range of financial products and services within the Chilean financial system, as depicted in the following table:

	As of December 31, 2010
	Market Share	Market Position
Commercial Loans	20.4%	1	st
Consumer Finance Loans(1)	26.6%	1	st
Current Accounts and Demand Deposits Balances	22.8%	1	st
Mutual Funds (Assets under management)	23.5%	1	st
Stock Brokerage Fees(2)	21.3%	1	st
Consolidated Fees and Commissions Income	25.5%	1	st

Source: Superintendency of Banks, Chilean Mutual Funds Association and the Chilean Securities Commission.

(1)	Only loans granted by consumer divisions of banks (CrediChile, Banefe, Banco Nova and Banco Condell) and banks specialized in these segments (Banco Falabella, Banco Paris and Banco Ripley). Does not include Banco Estado.
(2)	As of September 30, 2010, the latest available information as published by the Chilean Securities Commission.

We have been traditionally recognized as a financial institution with strong presence in the corporate segment and have long-term relationships with the major local and multinational companies that operate in Chile. We have been able to maintain this leading position by continuously improving our products and services that we have complemented over time with the development and implementation of comprehensive service models that allow us to successfully serve our customers’ needs.

In the retail banking segment, our Consumer Finance Division (Banco CrediChile) has become the largest provider of consumer loans among the Chilean banks’ consumer divisions, based on the broad portfolio of services that we have designed for low- and middle-income individuals, as well as our recent merger with

Citibank Chile that allowed us to nearly double our market share in this segment. Similarly, through our Commercial Division, we lead the market in services offered to high-income individuals for whom we have developed an attractive portfolio of financial services, including a full range of wealth management services through some of our subsidiaries. This broad variety of services has also allowed us to lead the Chilean market in terms of income from fees and commissions.

We believe our financial soundness, prestige and brand recognition among Chilean customers have allowed us to become the market leader in terms of current accounts and demand deposits balances within the Chilean financial system. Our position in current accounts and demand deposits was further consolidated in the financial downturn in 2009, when we benefited from a “flight-to-quality” effect as investors were seeking for a reliable institution to keep their funds.

We believe that our leadership position and our level of knowledge of the Chilean customer’s needs reinforce our competitive strengths.

Our Long-Term Business Strategy

Our long-term strategy is to maintain and enhance our position as a leading financial institution in Chile by providing a broad range of financial products and services to corporations and individuals nationwide. As part of this strategy, we have developed a multi-brand approach to target different market segments identified by us. We intend to leverage our strongly positioned brand names “Banco de Chile,” “Banco Edwards Citi,” and “Banco CrediChile” in traditional banking, which are complemented by specialized financial services (such as securities brokerage services, mutual fund services, securitization services, factoring services, financial advisory services and insurance brokerage services) provided by our subsidiaries operating under the “Banchile” brand name.

Our long-term strategy is based on the following key components:

Maintain Profitable Growth

Our business model is focused on those lines of business that add significant economic value to our shareholders, have appropriate levels of risk and allow us to strengthen long-term relationships with our customers. We seek sustained growth, particularly in higher-margin segments and business areas that show strong growth potential. Accordingly, during recent years we have reoriented our business focus towards the retail, large companies and treasury segments, in which we aim to achieve the same prominent position that we have obtained in the corporate segment.

In our retail banking segment, we expect to grow our business based on a comprehensive value offering that comprises the development of tailor-made service models as a result of a precise segmentation. As a consequence, we expect to expand our customer base and branch network, enhance our Small and Medium Enterprises Division’s loan portfolio, reinforce certain lending products that enable us to consolidate long-term relationships with our customers, especially those associated with payment channels (such as credit cards) and residential mortgage loans. During 2010, we created a new Credit and Debit Card Division, which is responsible for supporting our commercial divisions in defining marketing plans and strategies intended to increase the use of our credit cards and promote customer loyalty through those products. Also, our aim is to continue being an innovative bank within the Chilean financial system and therefore we expect to increase the use of information technologies in our commercial efforts, as part of our value offering. Similarly, in our Consumer Finance Division we aim to consolidate our presence in products such as payroll loans.

This strategy intends to take advantage of the retail banking segment’s growth potential. Despite the fact that Chile’s per capita GDP has tripled over the last 20 years, the level of access of population to banking credit in the Chilean economy is still below comparable countries, particularly within the low- and middle-income population segments and with respect to certain banking products such as residential mortgage loans. Additionally, we believe we can further grow this segment as, according to the Superintendency of Banks, as of December 31, 2010 we had a 22.1% market share in consumer loans (5.6% behind the market leader) and a 14.9% market share in residential mortgage loans (8.8% behind the market leader).

In our wholesale banking segment (large companies and corporations), we aim to maintain our leading market position in terms of loans and focus on achieving higher profitability by: improving our offering of cash management services, increasing the penetration of products designed by our Treasury, enhancing our presence in certain lending products such as leasing and factoring, and promoting international businesses by taking advantage of the commercial synergies related to both our merger with Citibank Chile (such as the Global Connectivity Agreement with Citigroup) and the specialized financial services offered by our subsidiaries, such as securities brokerage, mutual funds management and financial advisory.

We believe that we have already achieved significant improvements in these matters. According to our management information system, we have increased our cross-sell indicator of non-lending revenues to lending revenues from 1.2 times in 2007 to 1.4 times in 2010. As a result of the above-mentioned initiatives, we expect to continue enhancing our cross-selling strategy and the wholesale segment’s profitability.

In addition to our traditional lending activities, we have developed other financial activities in order to diversify our sources of revenues and continue to grow profitably, such as foreign exchange derivative transactions and fee-based products and services. As a result, our consolidated income from fees and other services has become an important source of revenue in recent years, reaching Ch$251,855 million (or 24.3% of our total operating revenues) in 2009 and Ch$292,262 million (or 25.1% of our total operating revenues) in 2010. We aim to continue increasing our net fees and commissions income by developing new products and services and by reinforcing the cross-selling of these products and services in the retail and wholesale segments that we currently serve.

We also constantly look for profitable business opportunities with potential partners, such as our merger with Citibank Chile.

Improve Operating Efficiency

We believe that a controlled operating cost structure will become increasingly important in order to compete profitably within the Chilean financial market and, as a result, we strive to increase our efficiency levels by increasing productivity and reducing costs. To achieve this goal, we have invested in information technology and development of simpler, more manageable, secure and modern business processes and platforms to achieve faster response times and higher productivity.

During 2009 and 2010, we invested approximately Ch$14,690 million and Ch$28,372 million, respectively, in technology (software and computer equipment), which we believe is one of the best means to improve customer service and operating efficiency. Similarly, we are developing internal processes intended to reduce our costs and expenses in order to increase our operating efficiency. During 2010, we prioritized the start-up of our data processing center and the upgrade of our contingency site, which should allow us to increase our operational productivity while reducing the operational risks.

As a result, we have significantly improved our efficiency ratio since 2008. During 2008, 2009 and 2010, our consolidated operating expenses represented respectively 52.6%, 47.5% and 46.7% of our consolidated operating revenues. We believe this improvement is partially attributable to our success in integrating Citibank Chile’s operations into our business, as the merger has generated synergies in various of our business segments, and we expect to continue improving our efficiency ratio in the coming years by expanding the volume of our business (generating economies of scale), developing economies of scope by incorporating new financially related businesses, enhancing our internal processes and reinforcing our cost controls and monitoring procedures.

We expect to continue enhancing our operating efficiency over the next several years by: (i) reinforcing the productivity of our branch network, (ii) enhancing our remote transactional channels, (iii) improving our credit processes, and (iv) developing operating processes with a higher level of automation.

Achieve High Standards of Service Quality

We are committed to providing high quality service to all of our customers in order to increase customer loyalty. Consistent with this view, in 2009 we created a new division responsible for developing our customer excellence strategies and measuring the quality of our services.

Additionally, in order to achieve our strategic goals in 2009 and 2010, we have developed and implemented different initiatives, such as: (i) identifying new customer segments and sub-segments in the retail and wholesale segments, (ii) implementing new value propositions with an emphasis on service excellence that include new service models, (iii) enhancing our service quality through an ongoing plan that identifies the key behaviors of our customers and developing a service protocol for different kinds of clients, (iv) significantly improving our time for delivery of products, (v) reinforcing our Internet channel and business units in order to increase information processing capacity, allowing us to manage larger volumes of business with improved response time, (vi) developing internal quality measurements for functional and support units and (vii) developing a full scale productivity improvement in all retail branches.

As a complement to the above-mentioned, we have implemented different metrics to evaluate our performance in relation to service quality. During 2011, we expect to continue benchmarking our competitors’ service performance and incorporate best practices from other markets, industries and countries.

Maintain Excellence in Human Resources Management

In order to ensure our long-term profitability, efficiency and service quality, we believe that it is necessary to have a highly-qualified and motivated workforce. In this regard, we strive to remain as one of the most respected employers in Chile by developing a team committed to excellence and our corporate goals and values. We recently carried out a comprehensive talent inventory review in order to suitably identify our staff’s skills while defining the correct policies in order to optimize the management of our human resources.

We seek to establish a distinctive culture among our employees by promoting (i) a clear focus on the customer, (ii) confidence and leadership, (iii) meritocracy and high performance, (iv) collaboration and teamwork, (v) accountability and empowerment and (vi) innovation and continuous improvement.

Our Business Structure

For management purposes, we organize our business operations in four business segments through which we provide a full range of financial services to different customers. These business segments consist of: (i) retail banking, (ii) wholesale banking, (iii) treasury and money market operations and (iv) operations through subsidiaries.

Retail Banking

Our retail banking segment serves the financial needs of individuals and small and medium-sized companies through our branch network. As of December 31, 2010, we had 257 branches that operate under our “Banco de Chile” and “Banco Edwards Citi” brand names and 165 branches that operate within the “Banco CrediChile” network. Our retail segment represented 47.9% of our total loans as of December 31, 2010.

We serve the retail segment through two different and specialized divisions:

•

The Commercial Division provides financial services to individuals with monthly incomes over Ch$400,000 and to small and medium-sized companies with annual sales of up to approximately Ch$1,500 million under the brand names “Banco de Chile” and “Banco Edwards Citi.” The division offers a variety of financial services to individuals and small and medium-sized companies, such as current accounts, automatic bill payment, debit and credit cards, credit lines, housing loans, consumer loans, commercial loans, mortgage loans, leasing, factoring, support in foreign trade, payments and collections services, insurance brokerage (including life, home and vehicle insurance), savings instruments, mutual funds, stock brokerage and foreign currency services. As of December 31, 2010, this division served 721,829 individual customers and 63,015 small and medium-sized Chilean companies while the loans originated by the division represented 43.5% of our total loans.

•

The Consumer Finance Division provides loans and other financial services to micro businesses and the lower and middle-income segments of the Chilean population whose monthly incomes fluctuate between Ch$170,000 and Ch$400,000 under the “Banco CrediChile” brand name. Banco CrediChile represents an alternative delivery channel for our products and services to these segments, maintaining a separate brand supported by a network of 165 branches as of December 31, 2010. This division focuses on developing and marketing innovative and customized products targeted to satisfy the needs of its customers while introducing them to the banking system. As of December 31, 2010, Banco CrediChile had approximately 766,362 customers and total loans that amounted to Ch$630,701 million which represented 4.4% of our total loans.

Wholesale Banking

Our wholesale banking segment serves the needs of large companies and corporations. This business segment offers its customers a wide range of products that include current accounts, lines of credit, foreign trade and currency transactions, credit cards, short- and long-term financing, working capital loans, mortgage loans, leasing, syndicated loans, factoring, investment banking services through our subsidiary Banchile Asesoría Financiera S.A. (such as underwriting of public and private securities, debt restructuring and advisory in mergers and acquisitions), cash and investment management, forward contracts to hedge currency risk, insurance brokerage, payment and collection services and access to international funds transfer networks. As of December 31, 2010, loans granted by this business segment amounted to Ch$7,135,093 million and represented 49.7% of our total loan portfolio.

In conjunction with our strategy of identifying and differentiating market segments in order to provide improved value offerings for specific customers, we have defined two divisions within the wholesale segment:

•

The Corporate Division provides services to corporations whose annual sales exceed approximately Ch$70,000 million. The division’s customers consist of a large proportion of Chile’s publicly-traded companies, subsidiaries of multinational corporations operating in Chile and conglomerates (including those that operate in the financial, commercial, manufacturing and infrastructure sectors) as well as projects and concessions. As of December 31, 2010, out of a total of 3,766 customers in our Corporate Division, we had 742 large corporations with loans of Ch$3,264,596 million, which represented 22.7% of our total loan portfolio.

•

The Large Companies and Real Estate Division provides a broad range of financial products and services to companies with annual sales that range from approximately Ch$1,500 million to approximately Ch$70,000 million. Customers served by this division are those related to the commercial, manufacturing, agricultural, forestry, fishing, infrastructure and real estate sectors. As of December 31, 2010, out of a total of 19,458 customers in our Large Companies and Real Estate Division, we had 8,654 large companies with loans of Ch$3,870,497 million, which represented 26.9% of our total loans.

Treasury and Money Market Operations

Our treasury and money market operations segment provides a wide range of financial services to our customers, including currency intermediation, forward contracts, interest rate swaps, repurchase agreements and investment products based on bonds, mortgage finance bonds and deposits. In addition, this business segment is focused on managing our currency, interest rate and maturity gaps, ensuring adequate liquidity levels, managing our investment portfolio and brokering fixed-income instruments, currencies and derivatives.

This segment is also responsible for the issuance of short- and long-term bonds and the issuance of long-term subordinated bonds, as well as for monitoring the compliance with regulatory deposit limits, technical reserves and security margins defined by Chilean regulations, as well as risk limits for interest rate, currency and investment gaps.

During 2010, our treasury and money market operations segment conducted important funding transactions, such as the issuance of approximately U.S.$558 million in subordinated bonds and the placement of approximately U.S.$706 million in senior bonds. For additional information regarding interest rates and maturity on these issuances, please see Note 21 to our audited consolidated financial statements as of and for the year ended December 31, 2010 incorporated by reference into the prospectus of which this prospectus supplement is part.

Operations through Subsidiaries

We have made several strategic long-term investments in financial services companies which complement our banking activities. As a result, we have become a comprehensive financial group capable of meeting the diverse financial needs of our customers. Through our subsidiaries Banchile Administradora General de Fondos S.A., Banchile Asesoría Financiera S.A., Banchile Corredores de Seguros Ltda., Banchile Corredores de Bolsa S.A., Banchile Factoring S.A., Banchile Securitizadora S.A., Socofin S.A., Promarket S.A. and Banchile Trade Services Limited (Hong Kong), we offer, among others, the following services: mutual and investment fund management services, factoring services, financial advisory services, insurance brokerage services, securities brokerage services, securitization services, credits pre-evaluation services, collection services and trade services.

Our legal name is Banco de Chile. We are organized as a banking corporation under the laws of Chile and were licensed by the Superintendency of Banks to operate as a commercial bank on September 17, 1996. Our principal executive offices are located at Paseo Ahumada 251, Santiago, Chile. Our telephone number is +56 (2) 637-1111 and our website is www.bancochile.cl.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present historical financial information about us as of the dates and for each of the periods indicated. The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009 and our audited consolidated financial statements as of and for the year ended December 31, 2010, each incorporated by reference into the prospectus of which this prospectus supplement is part. The financial information as of and for the years ended December 31, 2008, 2009 and 2010 is presented under IFRS and expressed in Chilean pesos.

	For the Year Ended December 31,
	2008		2009		2010		2010
	(in millions of Ch$, except share and per share data)						(in thousands of U.S.$)(1)
IFRS:
CONSOLIDATED STATEMENT OF INCOME DATA
Interest revenue	Ch$	1,659,350	Ch$	900,407	Ch$	1,092,003	U.S.$	2,331,496
Interest expense		(885,263)		(222,883)		(324,506)		(692,841)

Net interest income		774,087		677,524		767,497		1,638,655
Net fees and commissions income		234,361		251,855		292,262		623,999
Net financial operating income		384,836		(138,179)		17,292		36,920
Foreign exchange transactions, net		(353,012)		220,999		63,762		136,136
Other operating income		30,937		22,190		23,584		50,353
Provisions for loan losses		(149,374)		(241,345)		(157,651)		(336,595)
Total operating expenses		(563,491)		(491,749)		(544,227)		(1,161,959)
Income attributable to associates		3,564		840		1,609		3,435

Income before income taxes		361,908		302,135		464,128		990,944
Income taxes		(35,313)		(40,389)		(46,513)		(99,309)

Net income from continued operations, net of taxes		326,595		261,746		417,615		891,635
Net income from discontinued operations, net of taxes		38,459		—		—		—

Net income for the year	Ch$	365,054	Ch$	261,746	Ch$	417,615	U.S.$	891,635

Attributable to:
Equity holders of the parent		365,052		261,744		417,614		891,633
Non-controlling interest		2		2		1		2
Earnings per share(2)		4.52		3.18		5.06		0.011
Earnings per ADS		2,708.12		1,902.42		3,035.30		6.48
Dividends per share(3)		3.37		2.72		3.50		0.007
Weighted average number of shares (in millions)		80,746.98		82,185.28		82,551.70		—

(See footnotes below)

	As of December 31,
	2008		2009		2010		2010
	(in millions of Ch$, except share and per share data)						(in thousands of U.S.$)(1)
IFRS:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and due from banks	Ch$	751,223	Ch$	727,553	Ch$	772,329	U.S.$	1,648,972
Transactions in the course of collection		807,625		526,051		429,756		917,557
Financial assets held-for-trading		626,864		351,590		279,765		597,316
Receivables from repurchase agreements and security borrowing		75,519		79,401		82,787		176,756
Derivative instruments		902,351		565,986		488,354		1,042,667
Loans and advances to banks		321,992		448,981		349,588		746,393
Loans to customers, net		13,460,464		12,879,155		14,029,968		29,954,882
Financial assets available-for-sale		1,073,552		1,267,774		1,157,105		2,470,493
Investments in other companies		11,293		10,494		11,072		23,639
Intangible assets		94,324		88,182		87,276		186,340
Property and equipment		211,379		205,847		205,539		438,839
Investment properties		18,397		17,840		17,459		37,276
Current tax assets		—		—		3,363		7,180
Deferred tax assets, net		21,868		49,733		57,678		123,151
Other assets		251,487		282,872		304,425		649,967

Total assets	Ch$	18,628,338	Ch$	17,501,459	Ch$	18,276,464	U.S.$	39,021,428

Current accounts and other demand deposits		3,007,261		3,718,076		4,446,181		9,492,882
Transactions in the course of payment		479,789		325,056		208,750		445,695
Payables from repurchase agreements and security Lending		420,658		308,028		81,755		174,552
Saving accounts and time deposits		8,472,590		7,427,481		7,697,968		16,435,656
Derivative instruments		863,514		538,240		528,445		1,128,264
Borrowings from financial institutions		1,498,549		1,368,226		1,281,372		2,735,811
Debt issued		1,900,087		1,587,998		1,764,165		3,766,605
Other financial obligations		93,708		176,150		179,160		382,518
Currents tax liabilities		9,053		39,018		—		—
Deferred tax liabilities, net		—		—		—		—
Provisions		121,215		88,607		114,685		244,860
Employee benefits		45,912		43,202		55,433		118,353
Other liabilities		210,684		280,392		224,225		478,735

Total liabilities	Ch$	17,123,020	Ch$	15,900,474	Ch$	16,582,139	U.S.$	35,403,931

Total equity		1,505,318		1,600,985		1,694,325		3,617,497

Total liability and equity	Ch$	18,628,338	Ch$	17,501,459	Ch$	18,276,464	U.S.$	39,021,428

(See footnotes below)

	As of or for the Year Ended December 31,
	2008	2009	2010
IFRS:
CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(4)	5.16%	4.38%	4.70%
Return on average total assets(5)	2.18	1.51	2.38
Return on average equity(6)	24.45	16.85	25.01
Capital
Average equity as a percentage of average total assets	8.93	8.99	9.50
Bank regulatory capital as a percentage of minimum regulatory capital	204.04	234.93	232.85
Ratio of liabilities to regulatory capital(7)	15.02	11.87	12.99
Credit Quality
Substandard loans as a percentage of total loans(8)	4.96	5.80	3.27
Allowances for loan losses as a percentage of substandard loans(8)	33.14	40.76	74.05
Allowances for loan losses as a percentage of total loans	1.64	2.37	2.42
Consolidated risk index	1.64	2.37	2.42
Operating Ratios
Operating expenses/operating revenue	52.60	47.54	46.74
Operating expenses/average total assets	3.37%	2.85%	3.10%

(1)	Translations of Chilean peso amounts into U.S. dollars are based on the observed exchange rate as reported by the Central Bank. Thus, amounts stated in U.S. dollars as of and for the fiscal year ended December 31, 2010 have been translated from Chilean pesos based on an observed exchange rate of Ch$468.37 to U.S.$1.00 as reported by the Central Bank on December 30, 2010 (the latest practicable date, as December 31, 2010 was a banking holiday in Chile).
(2)	Earnings per share data have been calculated by dividing net income by the weighted average number of shares outstanding during the year.
(3)	Dividends per share data are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(4)	Annualized net interest income divided by average interest earning assets. The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(5)	Annualized net income (loss) divided by average total assets. The average balances for total assets have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(6)	Annualized net income (loss) divided by average equity. The average balances for equity have been calculated on the basis of our daily balances.
(7)	Total liabilities divided by bank regulatory capital.
(8)	For additional information for the years ended 2008 and 2009, see “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due” on our annual report on Form 20-F for the year ended December 31, 2009. Similar information has not been prepared and is not available for the year ended December 31, 2010.

THE OFFERING

Issuer	Banco de Chile

Offering price per Share of our Common Stock	Ch$

Shares of our Common Stock offered	We are offering 1,398,023,524 (of which 150,000,000 will be offered in the United States) shares of our common stock “Banco de Chile-S” series, that for all legal purposes are identical to and fully fungible with our shares of our common stock series, and are part of a total capital increase of 3,385,049,365 shares of our common stock approved by our shareholders on January 20, 2011. See “Description of Shares of our Common Stock” in the accompanying prospectus for more information.

Offering	We are offering 1,398,023,524 shares of our common stock in Chile by means of a special auction (subasta de libro de órdenes) conducted on the Santiago Stock Exchange under the provisions of the Section 2.4A of the Santiago Stock Exchange’s Manual of Share Offerings (Manual de Operaciones en Acciones), which will sort the purchase orders by price and will award the shares of our common stock in accordance with the conditions set forth in the offer.

All orders of shares of our common stock made by prospective purchasers must be placed through an authorized Chilean broker under Chilean law. We encourage international investors to place their orders through the Chilean placement agents, otherwise their orders will be classified as retail and international investors will likely receive a lower allocation. Each prospective purchaser may use only one such broker. In order to be eligible to purchase shares of our common stock in the Offering, each prospective purchaser of the shares of our common stock must (i) establish a foreign investment capital funds account with a Chilean broker and (ii) provide the Chilean broker with a fully executed broker letter of instruction, which will include the maximum number of shares of our common stock to be purchased and maximum purchase price. See “Plan of Distribution.”

ADR Facility Eligibility	The shares of our common stock offered in the Offering are eligible for deposit in our ADR facility, subject to the terms of our amended deposit agreement.

Preemptive rights offering

On January 20, 2011, our shareholders adopted a resolution to increase our capital by 3,385,049,365 shares of our common stock. In connection with the capital increase, we are required by Chilean law to make a preemptive rights offering to our existing shareholders (including our holders of ADRs, subject to the limitations set forth in the corresponding deposit agreement). In the preemptive rights offering, our shareholders registered on the fifth Chilean business day (including Saturday for this purpose) prior to the commencement of the preemptive rights offering will have the right to subscribe for newly issued shares of our common stock in proportion to their ownership interest in our common stock. The preemptive rights offering is currently expected to commence on or about March 31, 2011 and must remain open for at least 30 days.

The price at which shares of our common stock will be offered in the preemptive rights offering will be (i) the same as the price at which shares of our common stock are being offered in the Offering, if successful, or (ii) set by our board of directors in accordance with a formula duly approved by our shareholders, if the Offering is not successful.

We are entitled to and may sell any shares of our common stock subject to the preemptive rights offering with respect to which preemptive rights are not exercised by our existing shareholders.

The sale of shares of our common stock in the Offering is conditioned upon the waiver by our controlling shareholder of its right to subscribe for newly issued shares pursuant to the preemptive rights offering. Our controlling shareholder has indicated its intention to waive its rights with respect to all of its shares of our common stock subject to such preemptive rights offering.

Trading market for shares of our Common Stock	The shares of our common stock are currently listed on the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange.

Trading market for ADSs	The ADSs are currently listed and traded on the New York Stock Exchange under the symbol “BCH.”

Use of proceeds	The net proceeds from the Offering, after payment of certain fees and transaction expenses, are expected to be approximately Ch$96,239,365,438. We intend to use the net proceeds from the Offering hereunder for general corporate purposes, mainly to fund expected growth in our lending activities.

Expected offering timetable	Marketing commences: March 15, 2011.

Expected pricing date: March 30, 2011.

Expected closing date: April 4, 2011.

Settlement	Pursuant to requirements under Chilean law, we will deliver the shares of our common stock against payment therefor on the second business day following the formal award of the shares to prospective purchasers pursuant to the special auction procedure. Settlement of the shares of our common stock will be made through the book-entry system of the Depósito Central de Valores on or about , 2011, which is T+2.

Controlling shareholder	The following table summarizes the percentage of our shares of our common stock that will be held by our controlling shareholder after giving effect to the Offering and the exercise of preemptive rights to purchase newly issued shares, disregarding the effects of the stock dividend described under “Dividends and Dividend Policy—Dividend Policy” and assuming that our controlling shareholder waives its preemptive rights to subscribe for newly issued shares and does not acquire any shares of our common stock in the Offering or preemptive rights in the preemptive rights offering:

Current ownership	61.71%
After completion of the Offering and assuming no exercise of preemptive rights	60.68%

As long as our controlling shareholder beneficially owns a majority of the outstanding shares of our common stock, it will be able to elect a majority of our directors and to determine the outcome of the voting on substantially all actions that require shareholder approval. See “Major Shareholders and Related Party Transactions—Major Shareholders” under Item 7 of our annual report on Form 20-F for the year ended December 31, 2009, which has been incorporated by reference into the prospectus of which this prospectus supplement is part and “Description of Shares of our Common Stock—Meetings and Voting Rights” in the accompanying prospectus.

Dividend policy	Dividends on the shares of our common stock are proposed by our board of directors and are approved by our shareholders at the annual ordinary shareholders’ meeting following the year with respect to which the dividends are proposed. Our annual ordinary shareholders’ meeting is held in the first four months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend (including Saturday for this purpose). Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their earnings as dividends. Under the General Banking Law, a Chilean bank may pay dividends upon approval of their shareholders from (i) net earnings of previous fiscal years, (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose, or (iii) other funds permitted under Chilean law. See “Dividends” in our annual report on Form 20-F for the year ended December 31, 2009 incorporated by reference into the prospectus of which this prospectus supplement is part and “Dividends and Dividend Policy” in this prospectus supplement.

Cash Dividend	Our board of directors has submitted to the approval of our shareholders at an annual ordinary shareholders meeting to be held on March 17, 2011 the distribution of a cash dividend of Ch$2.937587 to each of the 82,551,699,423 shares issued by us, which will be charged to distributable net income for the fiscal year ended December 31, 2010, corresponding to 70% of such income. Purchasers in this offering will not participate in this cash dividend distribution.

Stock Dividend	Our board of directors has submitted to the approval of our shareholders at an extraordinary shareholders’ meeting expected to take place on March 17, 2011 a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the 2010 fiscal year by means of the issuance of fully paid-in shares of our common stock, without par value, with a value of Ch$66.83 per share of our common stock which will be distributed among the shareholders in the proportion of 0.018838 fully paid-in shares of our common stock for each share of our common stock held, subject to the exercise of the options established in article 31 of Law 19,396. Purchasers in this offering will not participate in this stock dividend distribution.

Taxation	See “Taxation” in this prospectus supplement.

Risk Factors	See “Risk Factors” beginning on page S-18 as well as Item 3 in our annual report on Form 20-F for the year ended December 31, 2009 incorporated by reference into the accompanying prospectus for a discussion of certain risk factors relating to us, our business and an investment in shares of our common stock.

RISK FACTORS

We refer you to the risk factors in our annual report on Form 20-F for the year ended December 31, 2009 which has been incorporated by reference into this prospectus supplement. We may include further risk factors in subsequent reports on Form 6-K incorporated in the prospectus of which this prospectus supplement forms part by reference. You should carefully consider all these risk factors in addition to the other information presented or incorporated by reference into the prospectus.

Risks Relating to this Offering

Substantial sales of shares of our common stock after this offering in connection with the preemptive rights offering and any shares of our common stock that we decide to sell in the event all of the preemptive rights are not exercised could result in a decline in the market price of the shares of our common stock.

On or about March 31, 2011, we expect to commence a preemptive rights offer to our existing shareholders in connection with a capital increase of 3,385,049,365 shares of our common stock approved by our shareholders on January 20, 2011. Our controlling shareholder has indicated its intention to waive its rights to subscribe for 1,398,023,524 newly issued shares of our common stock subject to such preemptive rights offering (which will represent after the completion of the capital increase approximately 1.6% of our total common stock). Considering the waiver of our controlling shareholder described above, the additional 1,987,025,841 newly issued shares of our common stock (which will represent after the completion of the capital increase approximately 2.3% of our total common stock) is expected to be subject to the preemptive rights offer mentioned above.

We are entitled to and may sell to third parties any newly issued shares of our common stock in respect of which our shareholders have waived or not exercised within the required time period their preemptive rights. During a 30-day period following the expiration of the preemptive rights offering, we would not be permitted to sell these newly issued shares of our common stock to third parties at a lower price or on more favorable terms than those offered in the preemptive rights offering. After this 30-day period, these newly issued shares of our common stock may be offered to third parties at a higher price and more favorable conditions than those offered in the preemptive rights offering, provided such offering is made in a stock exchange.

As a result, sales of these preemptive rights or the underlying shares of our common stock, or sales by us of newly issued shares of our common stock not acquired by our shareholders in the preemptive rights offering may negatively affect the market price of the shares of our common stock.

USE OF PROCEEDS

The net proceeds from the Offering, after payment of certain fees and transaction expenses, are expected to be approximately Ch$96,239,365,438 (assuming a price per share of our common stock of Ch$69.83, the last reported price of a share of our common stock listed on the Santiago Stock Exchange on March 8, 2011, and fees and expenses of Ch$1,384,617,243 in connection with the Offering). We intend to use the net proceeds from the Offering for general corporate purposes, mainly to fund expected growth in our lending activities.

EXCHANGE RATES AND EXCHANGE RATE CONTROLS

Exchange Rates

The Ley Orgánica Constitucional del Banco Central de Chile 18,840, or the Central Bank Act, sets forth the rules that govern the purchase and sale of foreign currency. The Central Bank Act empowers the Central Bank to determine that certain purchases and sales of foreign currency specified by law must be carried out in the Mercado Cambiario Formal, or the Formal Exchange Market. The Formal Exchange Market is formed by the banks and other entities so authorized by the Central Bank.

Purchases and sales of foreign exchange not required to be conducted in the Formal Exchange Market may be carried out in the Mercado Cambiario Informal, or the Informal Exchange Market. There are no price limits imposed on transactions executed in the Informal Exchange Market. On December 30, 2010 (the latest practicable date, as December 31 was a banking holiday in Chile), the average exchange rate in the Informal Exchange Market was Ch$468.20 per U.S.$1.00, or 0.04% lower than the observed exchange rate of Ch$468.37 per U.S.$1.00 reported by the Central Bank on the same date. The observed exchange rate for any given day equals the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each year beginning in 2006, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
	(in Ch$)
2006	511.44	549.63	530.28	534.43
2007	493.14	548.67	522.47	495.82
2008	431.22	676.75	522.46	629.11
2009	491.09	643.87	559.61	506.43
2010	468.37	549.17	510.25	468.37
October 2010	475.93	494.44	484.04	491.76
November 2010	477.05	488.72	482.32	486.39
December 2010	468.37	487.87	474.78	468.37
2011 (through March 8)	466.05	499.03	480.03	473.28
January 2011	466.05	499.03	489.44	483.32
February 2011	468.94	484.14	475.69	475.63
March 2011 (through March 8)	472.74	478.04	474.95	473.28

Source:	Central Bank.
(1)	Nominal amounts.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	For full years, the average of monthly average rates during the year. For full months, the daily average during the month.
(4)	As reported by the Central Bank on the first business day of the following period.

The observed exchange rate on March 8, 2011 was Ch$473.28 to U.S.$1.00 as reported by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Exchange Controls

Investments made in shares of our common stock are subject to the following requirements:

•	any foreign investor acquiring shares of our common stock who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

•

any foreign investor acquiring shares of our common stock to be converted into ADSs or deposited into an ADR facility who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

•	in both cases, the entity of the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank;

•

all remittances of funds from Chile to the foreign investor upon the sale of the acquired shares of our common stock or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market;

•

all remittances of funds from Chile to the foreign investor upon the sale of shares underlying ADSs or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and

•	all remittances of funds made to the foreign investor must be reported to the Central Bank by the intervening entity of the Formal Exchange Market.

When funds are brought into Chile for a purpose other than to acquire shares to convert them into ADSs or deposit them into an ADR facility and subsequently such funds are used to acquire shares to be converted into ADS’s or deposited into an ADR facility, such investment must be reported to the Central Bank by the custodian within ten days following the end of each month within which the custodian is obligated to deliver periodic reports to the Central Bank.

When funds to acquire shares of our common stock or to acquire shares to convert them into ADSs or deposit them into an ADR facility are received by us abroad (i.e. outside of Chile), such investment must be reported to the Central Bank directly by the foreign investor or by an entity participating in the Formal Exchange Market within ten days following the end of the month in which the investment was made.

All payments in foreign currency in connection with our shares of common stock or ADSs made from Chile through the Formal Exchange Market must be reported to the Central Bank by the entity participating in the transaction. In the event there are payments made outside of Chile, the foreign investor must provide the relevant information to the Central Bank directly or through an entity of the Formal Exchange Market within the first ten calendar days of the month following the date on which the payment was made.

We cannot assure you that additional Chilean restrictions applicable to the holders of ADSs, the disposition of shares of our common shares underlying ADSs or the conversion or repatriation of the proceeds from such disposition will not be imposed in the future, nor can we assess the duration or impact of such restriction if imposed.

This summary does not purport to be complete and is qualified by reference to Chapter XIV of the Central Bank Foreign Exchange Regulations, a copy of which is available in the original Spanish version at the Central Bank’s website at www.bcentral.cl.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness under IFRS as of December 31, 2010 and as adjusted to give effect to the Offering. Based on an offering price of Ch$69.83 per share of our common stock in the Offering (the last reported price of a share of our common stock listed on the Santiago Stock Exchange on March 8, 2011), the net proceeds (after deducting estimated fees and expenses with the transaction) of the Offering will be Ch$96,239,365,438. The “as adjusted” columns do not give effect to the preemptive rights offering to be conducted after the Offering. This table should be read together with our audited consolidated financial statements as of and for the year ended December 31, 2010 incorporated by reference into the prospectus of which this prospectus supplement is part, and the other financial information in this prospectus supplement and in our annual report on Form 20-F for the year ended December 31, 2009, incorporated by reference into this prospectus of which this prospectus supplement is part.

	As of December 31, 2010(1)
	Actual		As adjusted		Actual		As adjusted
	(in millions of Ch$)				(in thousands of U.S.$)
IFRS:
Indebtedness
Deposits	Ch$	4,446,181	Ch$	4,446,181	U.S.$	9,492,882	U.S.$	9,492,882
Investments under agreements to repurchase		81,755		81,755		174,552		174,552
Interbank borrowings		1,281,372		1,281,372		2,735,811		2,735,811
Bonds:
Mortgage finance bonds		198,868		198,868		424,596		424,596
Subordinated bonds		744,966		744,966		1,590,550		1,590,550
Other bonds		820,331		820,331		1,751,459		1,751,459
Other obligations		179,160		179,160		382,518		382,518
Derivatives		528,445		528,445		1,128,264		1,128,264
Sub-total		8,281,078		8,281,078		17,680,632		17,680,632
Capitalization
Shareholders’ equity and other funds
Paid-in share capital and reserves		1,317,034		1,413,273		2,811,952		3,017,429
Other equity accounts		73,233		73,233		156,362		156,362
Net income for the period		417,615		417,615		891,635		891,635
Total capitalization and indebtedness	Ch$	10,088,960	Ch$	10,185,199	U.S.$	21,540,581	U.S.$	21,746,058

(1)	Chilean pesos amounts shown in the “Actual” column above are derived from our audited balance sheet as of December 31, 2010. Amounts in Chilean pesos have been translated for convenience only to U.S. dollars at an observed exchange rate of Ch$468.37 to U.S.$1.00 as reported by the Central Bank on December 30, 2010 (the latest practicable date, as December 31, 2010 was a banking holiday in Chile).

SHARES OF COMMON STOCK, TRADING UNIT AND ADS PRICE INFORMATION

The following table sets forth, for the periods indicated, the reported high and low market prices for the shares of our common stock in Chilean pesos on each of the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange.

	Santiago Stock Exchange		Bolsa Electrónica de Chile		Valparaiso Stock Exchange
Period	Low	High	Low	High	Low	High
	(Ch$ per share of our common stock)(1)
Annual Price History
2006	32.0	45.9	31.4	46.0	31.7	46.0
2007	38.1	48.2	37.5	49.0	37.5	48.0
2008	26.1	43.6	25.5	43.4	27.0	42.8
2009	33.4	45.0	33.5	44.8	33.4	72.8
2010	45.1	72.6	44.7	73.2	44.7	72.7
2011 (through March 8)	63.8	74.0	63.0	74.7	63.1	74.4
Quarterly Price History
1st Quarter 2008	36.0	43.6	35.6	43.4	36.1	42.8
2nd Quarter 2008	38.2	40.5	38.2	41.4	38.1	40.0
3rd Quarter 2008	35.4	38.4	35.4	39.1	35.6	38.5
4th Quarter 2008	26.1	36.5	25.5	36.7	27.0	36.2
1st Quarter 2009	34.0	37.4	33.5	37.5	34.0	37.5
2nd Quarter 2009	33.4	39.0	33.5	39.0	33.4	38.9
3rd Quarter 2009	37.0	43.7	37.0	43.6	37.2	42.5
4th Quarter 2009	40.8	45.0	39.5	44.8	41.5	72.8
1st Quarter 2010	45.1	55.9	44.7	56.4	44.7	55.5
2nd Quarter 2010	51.3	57.8	51.2	57.8	51.4	57.0
3rd Quarter 2010	54.9	72.6	54.9	73.2	54.9	72.7
4th Quarter 2010	68.6	72.6	68.0	72.8	68.5	72.6
1st Quarter 2011 (through March 8)	63.8	74.0	63.0	74.7	63.1	74.4
Monthly Price History
October 2010	70.1	72.6	70.0	72.8	69.5	72.6
November 2010	68.7	70.5	68.0	71.0	68.5	70.3
December 2010	68.6	71.3	68.0	71.8	68.6	71.0
January 2011	68.2	74.0	68.3	74.7	68.1	74.4
February 2011	63.8	67.5	63.0	68.7	63.1	68.7
March 2011(through March 8)	65.7	69.8	65.8	69.5	65.7	69.1

Source: Santiago Stock Exchange, Bolsa Electrónica de Chile and Valparaiso Stock Exchange—Official Quotation Bulletin.

(1)	Ch$ per share of our common stock reflect nominal price at trade date.

The following table sets forth, for the periods indicated, the reported high and low market prices for the ADSs on the New York Stock Exchange in U.S. dollars and our units on the Latibex in Euros.

	New York Stock Exchange		Latibex
Period	Low	High	Low	High
	(U.S.$ per ADS)(1)		(Euros per Trading Unit)(2)
Annual Price History
2009	30.85	53.90	22.10	37.45
2010	53.72	92.50	37.33	68.65
2011 (through March 8)	80.96	90.35	58.80	68.90
Quarterly Price History
1st Quarter 2009	30.85	36.86	22.10	29.04
2nd Quarter 2009	33.06	43.50	25.23	30.38
3rd Quarter 2009	40.51	48.39	28.90	32.93
4th Quarter 2009	46.07	53.90	31.32	37.45
1st Quarter 2010	53.72	64.41	37.33	46.93
2nd Quarter 2010	56.25	65.63	42.50	51.60
3rd Quarter 2010	61.00	90.20	48.29	66.30
4th Quarter 2010	85.16	92.50	61.00	68.65
1st Quarter 2011 (through March 8)	80.96	90.35	58.80	68.90
Monthly Price History
October 2010	85.80	92.32	61.40	64.75
November 2010	85.16	89.15	61.00	65.00
December 2010	86.73	92.50	65.20	68.65
January 2011	84.41	90.35	62.05	68.90
February 2011	80.96	85.68	58.80	63.40
March 2011(through March 8)	82.39	88.09	59.15	62.25

Source: Bloomberg.

(1)	One ADS represents 600 shares of our common stock.
(2)	One Trading Unit represents 600 shares of our common stock.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2010 incorporated by reference into the prospectus of which this prospectus supplement is part, and our audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F for the year ended December 31, 2009 incorporated by reference into the prospectus of which this prospectus supplement is part.

Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities

The average balances for interest earning assets and interest bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries. These average balances are presented in Chilean pesos (Ch$), in UF and in foreign currencies (principally the U.S. dollar). The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos which is linked to, and which is adjusted daily to reflect changes in, the consumer price index of the Chilean National Institute of Statistics.

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment gain or loss during the period by the related average balance, both amounts expressed in constant pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Rp =	1 + Np	– 1
1 + I

and

Rd =	(1 + Nd)(1 + D)	– 1
1 + I

Where:

Rp = real average rate for peso-denominated assets and liabilities (in Ch$ and UF) for the period;

Rd = real average rate for foreign currency denominated assets and liabilities for the period;

Np = nominal average rate for peso-denominated assets and liabilities for the period;

Nd = nominal average rate for foreign currency denominated assets and liabilities for the period;

D = devaluation rate of the Chilean peso to the dollar for the period; and

I = inflation rate in Chile for the period (based on the variation of the Consumer Price Index).

The real interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. A similar effect could occur for a portfolio of foreign currency denominated loans when the inflation rate for the period is higher than the combined effect of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.

The formula for the average real rate for foreign currency denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the Chilean peso and the inflation rate in Chile during the period.

The following example illustrates the calculation of the real interest rate for a U.S. dollar asset bearing a nominal annual interest rate of 10% (Nd = 0.10), assuming a 5% annual devaluation rate (D = 0.05) and a 12% annual inflation rate (I = 0.12):

Rd =	(1 + 0.10)(1 + 0.05)	– 1 = 3.125% per year
1 + 0.12

In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in U.S. dollars. If, for example, the annual devaluation rate were 15%, using the same numbers, the real rate in Chilean pesos would be 12.9%, which is higher than the nominal rate in U.S. dollars. Using the same numbers, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

The foreign exchange gains or losses on foreign currency-denominated assets and liabilities have not been included in interest revenue or expense. Similarly, interest accrued on the trading portfolio are not included in interest revenues. Interest is not recognized during periods in which loans are past due except for certain loans where 80% or more of our exposure under the loan is secured. However, interest received on past due loans includes interest on such loans from the original maturity date. For our impaired portfolio and high risk loans, we apply a conservative approach of discontinuing accrual-basis recognition of interest revenue in the income statement and they are only recorded once received.

Included in cash and due from banks are current accounts maintained in the Central Bank and overseas banks. Such assets have a distorting effect on the average interest rate earned on total interest earning assets because of balances maintained in:

•	the Central Bank, only the portion that is legally required to be held for liquidity purposes earns interest; and

•	overseas banks earn interest on certain accounts in certain countries.

Consequently, the average interest earned on such assets is comparatively low. These deposits are maintained by us in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

The monetary gain or loss on interest earning assets and interest bearing liabilities is not included as a component of interest revenue or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The following tables show under IFRS, by currency of denomination, average balances and, where applicable, interest amounts, and nominal and real rates for our assets and liabilities for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,
	2009						2010
IFRS:	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
Assets
Interest earning assets
Cash and due from banks
Ch$	Ch$	462,300	Ch$	17	—	1.40%	Ch$	559,039	Ch$	274	0.05%	(3.71)%
UF		—		—	—	—		—		—	—	—
Foreign currency		352,163		173	0.05	(18.33)		289,374		93	0.03	(10.96)

Total		814,463		190	0.02	(7.13)		848,413		367	0.04	(6.18)

Financial investments
Ch$		816,111		28,762	3.52	4.97		608,266		19,777	3.25	(0.62)
UF		619,451		6,086	0.98	2.40		725,734		32,351	4.46	0.54
Foreign currency		192,708		7,408	3.84	(15.24)		185,808		2,609	1.40	(9.74)

Total		1,628,270		42,256	2.60	1.60		1,519,808		54,737	3.60	(1.18)

Loans in advance to banks
Ch$		204,703		5,479	2.68	4.11		339,844		7,205	2.12	(1.71)
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		204,703		5,479	2.68	4.11		339,844		7,205	2.12	(1.71)

Commercial loans
Ch$		3,758,821		275,631	7.33	8.83		4,076,224		226,117	5.55	1.59
UF		3,239,648		76,109	2.35	3.78		3,231,121		218,776	6.77	2.76
Foreign currency		1,540,276		64,139	4.16	(14.97)		1,555,737		41,379	2.66	(8.62)

Total		8,538,745		415,879	4.87	2.62		8,863,082		486,272	5.49	0.22

Consumer loans
Ch$		1,831,744		378,004	20.64	22.32		1,950,497		373,264	19.14	14.66
UF		40,354		1,627	4.03	5.49		46,903		3,685	7.86	3.81
Foreign currency		—		—	—	—		—		—	—	—

Total		1,872,098		379,631	20.28	21.96		1,997,400		376,949	18.87	14.41

Residential mortgage loans
Ch$		—		—	—	—		—		—	—	—
UF		2,359,746		57,351	2.43	3.86		2,698,384		187,363	6.94	2.93
Foreign currency		—		—	—	—		—		—	—	—

Total		2,359,746		57,351	2.43	3.86		2,698,384		187,363	6.94	2.93

Repurchase agreement
Ch$		13,799		1,193	8.65	10.17		74,471		5,387	7.23	3.21
UF		28,331		—	—	—		—		—	—	—
Foreign currency		625		—	—	—		—		—	—	—

Total		42,755		1,193	2.79	3.28		74,471		5,387	7.23	3.21

Total interest earnings assets
Ch$		7,087,478		689,086	9.72	11.26		7,608,341		632,024	8.31	4.24
UF		6,287,530		141,173	2.25	3.68		6,702,142		442,175	6.60	2.60
Foreign currency		2,085,772		71,720	3.44	(15.57)		2,030,919		44,081	2.17	(9.06)

Total	Ch$	15,460,780	Ch$	901,979	5.83%	4.56%	Ch$	16,341,402	Ch$	1,118,280	6.84%	1.91%

(1)	Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2009						2010
IFRS:	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
Assets
Non-interest earning assets

Transaction in the course of collection
Ch$	Ch$	234,486	Ch$	—	—	—	Ch$	263,263	Ch$	—	—	—
UF		9		—	—	—		—		—	—	—
Foreign currency		149,347		—	—	—		152,592		—	—	—

Total		383,842		—	—	—		415,855		—	—	—

Allowances for loan losses
Ch$		(260,879)		—	—	—		(341,313)		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		(260,879)		—	—	—		(341,313)		—	—	—

Derivatives
Ch$		604,845		—	—	—		481,674		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		43,429		—	—	—		44,635		—	—	—

Total		648,274		—	—	—		526,309		—	—	—

Investment in other companies
Ch$		9,024		—	—	—		11,057		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		2		—	—	—		2		—	—	—

Total		9,026		—	—	—		11,059		—	—	—

Intangible assets
Ch$		89,144		—	—	—		82,151		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		89,144		—	—	—		82,151		—	—	—

Fixed assets
Ch$		210,711		—	—	—		207,267		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		210,711		—	—	—		207,267		—	—	—

Current tax assets
Ch$		1,185		—	—	—		2,520		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		1,185		—	—	—		2,520		—	—	—

Deferred tax assets
Ch$		62,627		—	—	—		63,935		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		62,627		—	—	—		63,935		—	—	—

Other assets
Ch$		84,941		—	—	—		216,432		—	—	—
UF		579,991		—	—	—		40,135		—	—	—
Foreign currency		12,650		—	—	—		12,502		—	—	—

Total		677,582		—	—	—		269,069		—	—	—

Total non-interest earning assets
Ch$		1,036,084		—	—	—		986,986		—	—	—
UF		580,000		—	—	—		40,135		—	—	—
Foreign currency		205,428		—	—	—		209,731		—	—	—

Total		1,821,512		—	—	—		1,236,852		—	—	—

Total assets
Ch$		8,123,562		689,086	—	—		8,595,327		632,024	—	—
UF		6,867,530		141,173	—	—		6,742,277		442,175	—	—
Foreign currency		2,291,200		71,720	—	—		2,240,650		44,081	—	—

Total	Ch$	17,282,292	Ch$	901,979	—	—	Ch$	17,578,254	Ch$	1,118,280	—	—

(1)	Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2009						2010
IFRS:	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
Liabilities
Interest bearing liabilities
Savings accounts
Ch$	Ch$	3,919,286	Ch$	131,470	3.35%	4.80%	Ch$	4,172,738	Ch$	86,691	2.08%	(1.75)%
UF		2,434,064		7,475	0.31	1.71		2,087,299		89,517	4.29	0.37
Foreign currency		1,214,967		20,711	1.70	(16.98)		1,122,089		14,441	1.29	(9.85)

Total		7,568,317		159,656	2.11	0.31		7,382,126		190,649	2.58	(2.38)

Repurchase agreements
Ch$		239,295		5,535	2.31	3.74		167,032		1,640	0.98	(2.81)
UF		31,354		725	2.31	3.74		14,665		367	2.50	(1.34)
Foreign currency		4,409		99	2.25	(16.54)		1,259		1	0.08	(10.92)

Total		275,058		6,359	2.31	3.42		182,956		2,008	1.10	(2.75)

Borrowings from financial institutions
Ch$		67,314		2,479	3.68	5.13		82,313		2,138	2.60	(1.25)
UF		2,972		1	0.03	1.43		8,255		21	0.25	(3.51)
Foreign currency		1,126,865		23	—	(18.37)		1,275,267		16,663	1.31	(9.83)

Total		1,197,151		2,503	0.21	(17.00)		1,365,835		18,822	1.38	(9.27)

Debt issued
Ch$		17,885		1,264	7.07	8.57		78,957		805	1.02	(2.77)
UF		1,565,522		26,032	1.66	3.09		1,463,769		104,641	7.15	3.13
Foreign currency		130,222		4,942	3.80	(15.28)		117,714		4,306	3.66	(7.74)

Total		1,713,629		32,238	1.88	1.75		1,660,440		109,752	6.61	2.08

Other financial obligations
Ch$		41,019		848	2.07	3.50		60,144		1,146	1.91	(1.92)
UF		12,242		—	—	—		29,200		1,767	6.05	2.07
Foreign currency		48,738		21,279	43.66	17.26		42,856		362	0.84	(10.24)

Total		101,999		22,127	21.69	9.66		132,200		3,275	2.48	(3.74)

Total interest bearing liabilities
Ch$		4,284,799		141,596	3.30	4.75		4,561,184		92,420	2.03	(1.80)
UF		4,046,154		34,233	0.85	2.26		3,603,188		196,313	5.45	1.49
Foreign currency		2,525,201		47,054	1.86	(16.85)		2,559,185		35,773	1.40	(9.75)

Total	Ch$	10,856,154	Ch$	222,883	2.05%	(1.20)%	Ch$	10,723,557	Ch$	324,506	3.03%	(2.59)%

	For the Year Ended December 31,
	2009						2010
IFRS:	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
			(in millions of Ch$, except percentages)
Liabilities
Non-interest bearing liabilities
Current account and demand deposits
Ch$	Ch$	2,665,304	Ch$	—	—	—	Ch$	3,452,445	Ch$	—	—	—
UF		13,117		—	—	—		107,937		—	—	—
Foreign currency		454,883		—	—	—		525,418		—	—	—

Total		3,133,304		—	—	—		4,085,800		—	—	—

Transaction in the course of payment
Ch$		132,821		—	—	—		139,131		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		133,966		—	—	—		142,429		—	—	—

Total		266,787		—	—	—		281,560		—	—	—

Derivatives
Ch$		610,155		—	—	—		434,521		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		61,940		—	—	—		77,072		—	—	—

Total		672,095		—	—	—		511,593		—	—	—

Current liabilities
Ch$		15,401		—	—	—		14,143		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		15,401		—	—	—		14,143		—	—	—

Deferred tax liabilities
Ch$		37,291		—	—	—		19,052		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		37,291		—	—	—		19,052		—	—	—

Provisions
Ch$		64,697		—	—	—		49,109		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		64,697		—	—	—		49,109		—	—	—

Other liabilities
Ch$		108,883		—	—	—		206,557		—	—	—
UF		568,572		—	—	—		10,247		—	—	—
Foreign currency		5,367		—	—	—		6,223		—	—	—

Total		682,822		—	—	—		223,027		—	—	—

Equity
Ch$		1,553,104		—	—	—		1,670,413		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		637		—	—	—		—		—	—	—

Total		1,553,741		—	—	—		1,670,413		—	—	—

Total non-interest bearing liabilities and equity
Ch$		5,187,656		—	—	—		5,985,371		—	—	—
UF		581,689		—	—	—		118,184		—	—	—
Foreign currency		656,793		—	—	—		751,142		—	—	—

Total		6,426,138		—	—	—		6,854,697		—	—	—

Total liabilities and equity
Ch$		9,472,455		141,596	—	—		10,546,555		92,420	—	—
UF		4,627,843		34,233	—	—		3,721,372		196,313	—	—
Foreign currency		3,181,994		47,054	—	—		3,310,327		35,773	—	—

Total	Ch$	17,282,292	Ch$	222,883	—	—	Ch$	17,578,254	Ch$	324,506	—	—

Interest Earning Assets and Net Interest Margin

The following table analyzes, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2009 and 2010.

	For the Year Ended December 31,
	2009		2010
IFRS:	(in millions of Ch$, except percentages)
Total average interest earning assets
Ch$	Ch$	7,087,478	Ch$	7,608,341
UF		6,287,530		6,702,142
Foreign currency		2,085,772		2,030,919

Total		15,460,780		16,341,402

Net interest earned(1)
Ch$		547,490		539,604
UF		106,940		245,862
Foreign currency		24,666		8,308

Total	Ch$	679,096	Ch$	793,774

Net interest margin, nominal basis(2)
Ch$		7.72%		7.09%
UF		1.70		3.67
Foreign currency		1.18		0.41

Total		4.39%		4.86%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Revenue—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2009 and 2010 caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2009 to 2010 due to changes in				Net change from 2009 to 2010
IFRS:	Volume		Rate
	(in millions of Ch$)

Assets Interest earning assets

Cash and due from banks
Ch$	Ch$	4	Ch$	253	Ch$	257
UF		—		—		—
Foreign currency		(27)		(53)		(80)

Total		(23)		200		177

Financial investments
Ch$		(6,890)		(2,095)		(8,985)
UF		1,215		25,050		26,265
Foreign currency		(256)		(4,543)		(4,799)

Total		(5,931)		18,412		12,481

Loans in advance to banks
Ch$		3,045		(1,319)		1,726
UF		—		—		—
Foreign currency		—		—		—

Total		3,045		(1,319)		1,726

Commercial loans
Ch$		21,816		(71,330)		(49,514)
UF		(201)		142,868		142,667
Foreign currency		638		(23,398)		(22,760)

Total		22,253		48,140		70,393

Consumer loans
Ch$		23,667		(28,407)		(4,740)
UF		301		1,757		2,058
Foreign currency		—		—		—

Total		23,968		(26,650)		(2,682)

Residential mortgage loans
Ch$		—		—		—
UF		9,327		120,685		130,012
Foreign currency		—		—		—

Total		9,327		120,685		130,012

Repurchase agreement
Ch$		4,419		(225)		4,194
UF		—		—		—
Foreign currency		—		—		—

Total		4,419		(225)		4,194

Total interest earning assets
Ch$		46,061		(103,123)		(57,062)
UF		10,642		290,360		301,002
Foreign currency		355		(27,994)		(27,639)

Total	Ch$	57,058	Ch$	159,243	Ch$	216,301

	Increase (Decrease) from 2009 to 2010 due to changes in				Net change from 2009 to 2010
IFRS:	Volume		Rate
	(in millions of Ch$)

Liabilities Interest bearing liabilities

Savings accounts and time deposits
Ch$	Ch$	8,032	Ch$	(52,811)	Ch$	(44,779)
UF		(1,215)		83,257		82,042
Foreign currency		(1,491)		(4,779)		(6,270)

Total		5,326		25,667		30,993

Repurchase agreements
Ch$		(1,340)		(2,555)		(3,895)
UF		(413)		55		(358)
Foreign currency		(42)		(56)		(98)

Total		(1,795)		(2,556)		(4,351)

Borrowing from financial institutions
Ch$		482		(823)		(341)
UF		4		16		20
Foreign currency		3		16,637		16,640

Total		489		15,830		16,319

Debt issued
Ch$		1,363		(1,822)		(459)
UF		(1,800)		80,409		78,609
Foreign currency		(462)		(174)		(636)

Total		(899)		78,413		77,514

Other financial obligation
Ch$		369		(71)		298
UF		—		1,767		1,767
Foreign currency		(2,292)		(18,625)		(20,917)

Total		(1,923)		(16,929)		(18,852)

Total interest bearing liabilities
Ch$		8,906		(58,082)		(49,176)
UF		(3,424)		165,504		162,080
Foreign currency		(4,284)		(6,997)		(11,281)

Total	Ch$	1,198	Ch$	100,425	Ch$	101,623

Maturity and Interest Rate Sensitivity of Loan as of December 31, 2010

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2010:

	Balance as of December 30, 2010		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	6,962,214	Ch$	464,613	Ch$	1,513,090	Ch$	881,753	Ch$	1,655,654	Ch$	1,199,840	Ch$	1,247,264
Foreign trade loans		913,658		174,831		566,223		87,949		61,299		19,413		3,943
Current account debtors		121,507		121,507		—		—		—		—		—
Factoring loans		477,132		233,189		181,744		37,524		23,505		1,170		—
Leasing loans		777,294		23,940		101,266		107,227		276,075		124,772		144,014
Other loans		39,177		36,888		1,834		171		280		4		—

Subtotal		9,290,982		1,054,968		2,364,157		1,114,624		2,016,813		1,345,199		1,395,221

Mortgage Loans:
Mortgage bonds		165,631		4,560		8,557		10,510		40,015		35,555		66,434
Endorsable mortgage loans		205,260		3,203		9,044		9,941		37,508		35,299		110,265
Residential mortgage loans		2,556,395		21,295		54,777		66,909		276,647		288,423		1,848,344
Other loans		492		—		—		—		—		—		492

Subtotal		2,927,778		29,058		72,378		87,360		354,170		359,277		2,025,535

Consumer loans:
Consumer loans		1,488,283		86,910		275,833		271,546		678,626		164,961		10,407
Current account debtors		229,807		229,807		—		—		—		—		—
Credit card		440,791		420,963		19,828		—		—		—		—
Other loans		354		354		—		—		—		—		—

Subtotal		2,159,235		738,034		295,661		271,546		678,626		164,961		10,407

Total loans	Ch$	14,377,995	Ch$	1,822,060	Ch$	2,732,196	Ch$	1,473,530	Ch$	3,049,609	Ch$	1,869,437	Ch$	3,431,163

The following table sets forth the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2010:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	862,204
UF		738,552
Foreign currency		244,087

Total		1,844,843

Fixed rate
Ch$		1,733,698
UF		4,686,661
Foreign currency		85,007

Total		6,505,366

Total	Ch$	8,350,209

Maturity of Deposits

The following table sets forth under IFRS information regarding the currency and maturity of our deposits at December 31, 2010, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2010
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)
IFRS:
Demand deposits	3,924,065	29,837	492,279	4,446,181
Savings accounts	—	173,404	—	173,404
Time deposits:
Maturing within three months	3,461,580	434,489	789,788	4,685,857
Maturing after three but within six months	854,781	344,495	118,760	1,318,036
Maturing after six but within 12 months	274,733	853,685	4,897	1,133,315
Maturing after 12 months	76,063	310,581	712	387,356

Total time deposits	4,667,157	1,943,250	914,157	7,524,564

Total deposits	8,591,222	2,146,491	1,406,436	12,144,149

The following table sets forth information under IFRS regarding the currency and maturity of deposits in excess of U.S. $100,000 as of December 31, 2010:

	As of December 31, 2010
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)
IFRS:
Demand deposits	45.68%	1.39%	35.00%	36.61%
Savings accounts	—	8.08	—	1.43
Time deposits:
Maturing within three months	40.29	20.24	56.16	38.59
Maturing after three but within six months	9.95	16.05	8.44	10.85
Maturing after six but within 12 months	3.20	39.77	0.35	9.33
Maturing after 12 months	0.88	14.47	0.05	3.19
Total time deposits	54.32	90.53	65.00	61.96

Total deposits	100.00%	100.00%	100.00%	100.00%

RECENT RESULTS OF OPERATIONS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 incorporated by reference herein and prepared in accordance with IFRS.

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009, we prepared our audited consolidated financial statements in accordance with Chilean GAAP, with reconciliations to U.S. GAAP. As required by IFRS 1—First Time Adoption of International Financial Reporting Standards, our financial position as of January 1, 2008 and December 31, 2008 and our results of operations for the year ended December 31, 2008 have been restated in accordance with IFRS 1 for comparative purposes. Reconciliations and description of the transition to IFRS, and the effects on assets, liabilities, equity, net income and cash flows are presented in Note 5 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009. Unless otherwise indicated, the financial information included in this prospectus supplement or incorporated by reference into the prospectus with respect to 2008, 2009 and 2010 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 incorporated by reference into the prospectus of which this prospectus supplement is part. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

Overview

We are a leading bank within the Chilean financial system, providing a broad range of financial products and services to individual and corporate customers who are primarily located in Chile. Accordingly, our financial condition, results of operations and our ability to achieve our strategic business goals could be adversely affected by changes in economic indicators (such as interest rates, inflation and GDP growth), modifications of non-economic policies of the Chilean government that can affect the private sector, or other political and economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control. We also face a number of other risks, such as increasing competition and changing market conditions that could impact our ability to achieve our goals. For more details, see “Risk Factors” of this prospectus supplement and “Item 3. Key Information—Risk Factors” of our annual report on Form 20-F for the year ended December 31, 2009 which has been incorporated by reference herein.

After a period of accelerated growth between 1985 and 1997, when Chile’s gross domestic product grew at an average annual rate of 7.2%, Chile’s economic growth slowed to an average rate of 3.8% between 2000 and 2010. Since 2008 the Chilean economy has faced extraordinarily difficult circumstances, ranging from a general worldwide economic slowdown caused by the United States subprime mortgage crisis to the worst earthquake reported in over 50 years in Chile. Nevertheless, the country has been able to successfully overcome these challenges due to its stable financial condition resulting from an earlier accumulation of international reserves and its internationally recognized sound fiscal policy.

Throughout 2009, the local Chilean economy was negatively affected by the international financial turmoil, which reduced foreign trade and fostered high volatility in the global financial markets, mainly because the Chilean economy is highly integrated in the international trading system and dependent on the export of commodities (principally copper). As a result, Chile’s mining activity shrank as demand for, and the price of, copper decreased dramatically. Other industrial sectors which rely heavily on exports, such as the cellulose and steel sectors, also suffered the negative impact caused by the global economic downturn.

In terms of domestic demand, as a result of the uncertainty caused by the global economic downturn and the increase in the Chilean unemployment rate, private consumption significantly decreased in 2009, leading to a decrease in the demand for durable goods (mainly cars and houses), which directly affected the construction sector and indirectly affected both the forestry and transportation sectors. The consumption of non-durable goods also declined and, accordingly, the retail sector was negatively affected and reported a decrease in its commercial activity.

As a result, investment (which grew by 18.8% in 2008) stagnated due to a decline in expectations of economic growth, leading companies to postpone their investment projects, which raised the unemployment rate in Chile.

All of these elements resulted in a 1.5% reduction in the Chilean GDP and an average unemployment rate of 9.7% for 2009. Also, the reduction in domestic and international consumption entailed a significant adjustment in inventory volumes and an excess of productive capacity, which resulted in a sharp decrease in prices, leading to a deflation of 1.4% as measured by the consumer price index as published by the Chilean National Statistics Institute for 2009. The absence of inflationary pressures encouraged the Central Bank to carry out monetary stimulus, which led the monetary policy annual interest rate to a historical low of 0.5% in order to ensure sufficient liquidity in the local monetary system.

Starting in the third quarter of 2009, the Chilean economy began to show signs of recovery which temporarily faded immediately after the earthquake that struck the center-south region of Chile on February 27, 2010, negatively affecting Chile’s GDP growth during the first quarter of 2010. Nevertheless, the Chilean economy recovered from the effects of the earthquake and, for the year ended December 31, 2010, the estimated GDP growth was 5.2% and the inflation rate was 3.0%, as measured by the consumer price index published by the Chilean National Statistics Institute.

Most of Chile’s GDP growth in 2010 came from domestic consumption and investment, with estimated growth rates of 8.9% and 17.6%, respectively, during the year. Private consumption was the main driver of GDP growth during the first half of 2010 while investment became increasingly important during the second half of 2010, as companies began to restart investment projects in response to a more positive business environment.

As a result of the improved economic indicators described above, the Chilean stock market has also shown significant signs of recovery. During 2010, the IPSA Index (the most important Chilean stock index composed of the 40 stocks with the highest average annual trading volume on the Santiago Stock Exchange) reached 5,000 points, well above the 3,580 reported on December 31, 2009. This increase was particularly fuelled by the recovery of stocks from companies associated with retail, commodities and banking activities, which reflected the more upbeat outlook for the domestic and global economies. In the first two months of 2011, the IPSA Index decreased by 9.8% to 4,444.57 points.

Inflation

Historically, Chile has experienced high levels of inflation that have significantly affected our financial condition and results of operations. Although inflation remained relatively low during much of the past decade, price level changes were relatively high during 2008 (7.1%), primarily as a result of the sharp increase in international oil and food prices. However, throughout 2009, we experienced deflation at a rate of 1.4% as a consequence of the global financial crisis, which affected many of Chile’s economic indicators, such as exports, employment, consumption and investment, thereby reducing purchasing power and leading to weaker aggregate demand. Nevertheless, in early 2010 and consistent with the recovery trend shown by the Chilean economy since the last quarter of 2009, inflation started to return to more normal levels and was within the long term range proposed by the Central Bank of 2.0% to 4.0% per year. During the year ended December 31, 2010, inflation was 3.0%, as measured by the consumer price index published by the Chilean National Statistics Institute. According to the Central Bank, the increase in the inflation rate is in line with higher levels of activity in the Chilean economy prompted by an increase in private consumption after a full year characterized by a deteriorated demand for goods and services as a result of the worldwide financial crisis.

An increase in inflation rates could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Our results of operations reflect the effect of inflation in the following ways:

•

a substantial portion of our assets and liabilities are denominated in UFs, a unit that is indexed daily to reflect inflation recorded in the previous month, with the net gain or loss resulting from such indexation reflected in income; and

•	the interest rates earned and paid on peso-denominated assets and liabilities to some degree reflect inflation and expectations regarding inflation.

UF-Denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of each month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the consumer price index published by the Chilean National Statistics Institute. One UF was equal to Ch$20,942.88 as of December 31, 2009 and Ch$21,455.55 as of December 31, 2010. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$2,239,687 million (U.S.$4,781.88 million) during the year ended December 31, 2009 and Ch$3,020,905 million (U.S.$6,449.82 million) during the year ended December 31, 2010. These figures exclude capital, reserves and derivatives. See “Item 4. Information on the Company—Selected Statistical Information” of our annual report on Form 20-F for the year ended December 31, 2009 which has been incorporated by reference herein and “Selected Statistical Information” in this prospectus supplement.

Peso-Denominated Assets and Liabilities. Interest rates in Chile tend to reflect the rate of inflation during the relevant period and expectations regarding future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing, peso-denominated current accounts and other demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 62% during the year ended December 31, 2009 and 76% during the year ended December 31, 2010. Because a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin” of our annual report on Form 20-F for the year ended December 31, 2009 which has been incorporated by reference herein and “Selected Statistical Information—Interest Earning Assets and Net Interest Margin” in this prospectus supplement.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect in part inflation and expectations regarding future inflation, shifts in short-term interest rates related to the Central Bank’s monetary policies and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Accordingly, due to the high inflation experienced during 2008, the Central Bank increased its reference interest rate five times during that year, resulting in a final monetary policy interest rate of 8.25% at the end of 2008. On the other hand, the sharp decrease in economic activity during 2009, as well as the decrease in inflationary pressures, led the Central Bank to reduce the monetary policy interest rate to a historical low of 0.50% in order to ensure sufficient liquidity levels and to enhance aggregate demand. However, as a consequence of strong recovery signs for the economic activity and the more normalized inflationary environment, the Central Bank began to withdraw the monetary stimulus in June 2010, when it increased the monetary policy annual interest rate to 1.00% from the 0.5% maintained during the first half of that year. Since June 2010, the Central Bank has repeatedly raised the monetary policy interest rate and, accordingly, on March 9, 2011, the Chilean monetary policy annual interest rate was 3.5%.

Since our liabilities generally re-price faster than our assets, changes in the rate of inflation or short-term interest rates are reflected in the interest rates we pay on our liabilities before they are reflected in the interest rates we earn on our assets. Accordingly, our net interest margin on assets and liabilities is usually adversely affected in the short-term by increases in inflation or short-term interest rates and benefits in the short term from decreases in inflation or short-term interest rates, although the existence of non-interest bearing peso-denominated demand deposits tends to mitigate both effects. See “—Inflation—Peso-Denominated Assets and Liabilities” above. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, those liabilities generally are more sensitive to changes in inflation or short-term interest rates than our UF-denominated liabilities. As a result, during periods when current inflation exceeds the previous month’s inflation, customers often switch funds from peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin.

According to information published by the Central Bank, the average annual short-term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360-day Chilean peso-denominated deposits, was 2.34% in 2009 and 2.73% in 2010. The average annual long-term nominal interest rate, based on the interest rate of the Central Bank’s five-year Chilean peso-denominated bonds, was 4.65% in 2009 and 5.54% in 2010.

Foreign Currency Exchange Rates

A significant portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars, and we have historically maintained and may continue to maintain gaps between the balances of such assets and liabilities. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. Because foreign currency denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies, primarily the U.S. dollar. Adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in the foreign exchange position.

Critical Accounting Policies

There have been no material changes to accounting policies since December 31, 2009.

For more information on our critical accounting policies, please refer to “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies” of our annual report on Form 20-F for the year ended December 31, 2009 which has been incorporated by reference herein. For information on our significant accounting principles, please see Note 2 to our audited consolidated financial statements for the year ended December 31, 2010 incorporated by reference into the prospectus of which this prospectus supplement is part.

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2010

The consolidated financial information presented in this section for years ended December 31, 2009 and 2010 has been audited and prepared in accordance with IFRS.

Net Income

The following table sets forth information regarding our net income for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,
	2009		2010		% Increase
	(in millions of Ch$)				(Decrease)
IFRS:
Net interest income	Ch$	677,524	Ch$	767,497	13.3%
Net fees and commissions income		251,855		292,262	16.0
Other income (loss), net		105,010		104,638	(0.4)
Provisions for loan losses		(241,345)		(157,651)	(34.7)
Operating expenses		(491,749)		(544,227)	10.7
Income attributable to associates		840		1,609	91.5

Income before income taxes		302,135		464,128	53.6
Income taxes		(40,389)		(46,513)	15.2

Net income	Ch$	261,746	Ch$	417,615	59.5%

The main factors contributing to our 59.5% annual increase in our net income were:

•

Higher interest income associated with a 6.2% growth in our average balances of total loans in 2010 as compared to 2009 mainly due to a more dynamic economic activity and relatively low interest rates in the local market that encouraged our customers to borrow and undertake their investment projects.

•	Lower funding costs due to an increase of 19.6% in our year-end balances of current accounts and demand deposits in 2010 as compared to 2009.

•	An increase of approximately Ch$124,000 million in our results obtained from a proactive management of our balance sheet UF gap, amid a normalized inflationary scenario in 2010 as compared to 2009.

•

An increase of 16.0% in our net fees and commissions income in 2010 as compared to 2009 mainly due to higher lending and transactional activity, as well as greater volumes traded and managed by our stock brokerage and mutual funds subsidiaries, respectively.

•

A reduction of 34.7% in our provisions for loan losses in 2010 as compared to 2009, mainly due to an improved economic environment, accurate credit assessments of new borrowers and more efficient collection efforts.

The factors described above allowed us to offset a 10.7% increase in our operating expenses in 2010 as compared to 2009, mainly due to higher commercial activity and extraordinary items incurred in 2010, such as expenses related to the earthquake that struck Chile on February 27, 2010, the one-time impact of information technology projects developed during the year, the implementation of marketing plans intended to enhance our brand recognition and customer loyalty, and greater expenses related to special benefits to our staff for commemorating Chile’s bicentennial.

Net Interest Income

The following table sets forth information regarding our net interest income and net interest margin for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,		% Increase (Decrease)
	2009	2010
	(in millions of Ch$)
IFRS:
Interest revenue	900,407	1,092,003	21.3%
Interest expense	(222,883)	(324,506)	45.6

Net interest income	677,524	767,497	13.3%

Net interest margin(1)	4.38%	4.70%	—

(1)	Net interest income divided by average interest earning assets. The average balances for interest earning assets, including interest readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.

The main factors contributing to our 13.3% annual increase in net interest income were:

•

The positive inflation effect on our UF net asset position. During 2010, the inflation rate (measured as the UF variation) increased by 2.45% as compared to deflation of 2.38% recorded in 2009. This variance, along with a proactive management of our UF net asset position, increased the contribution from that exposure for an amount of approximately Ch$124,000 million in 2010.

•

Higher interest income related to a 6.2% growth in our average balances of total loans in 2010 as compared to 2009 mainly due to a more dynamic economic activity and relatively low interest rates in the local market. Although the annual short-term nominal interest rate increased from 2.34% in 2009 to 2.73% in 2010 and the long-term nominal interest rate rose from 4.65% in 2009 to 5.54% in 2010, they still remain at low levels as compared to historical data. As a result, customers have been encouraged to borrow and undertake their investment projects. The final effect of these higher loan volumes accounted for approximately Ch$4,500 million.

•

An increase of 19.6% in our year-end balances of current accounts and demand deposits in 2010 as compared to 2009, which became an important funding source for us and accounted for 26.0% of our total funding structure.

The factors described above enabled us to offset the effects of lower lending spreads (aligned with improved risk profiles of individuals and companies as a result of the better economic outlook) and still low nominal interest rate that translate into a lower yield of our non-interest bearing liabilities.

As a result of all the factors described above, our net interest margin grew from 4.38% in 2009 to 4.70% in 2010.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,				% Increase (Decrease)
	2009		2010
	(in millions of Ch$)
IFRS:
Interest revenue	Ch$	900,407	Ch$	1,092,003	21.3%
Average interest earning assets:
Commercial loans		8,538,745		8,863,082	3.8
Residential mortgage loans		2,359,746		2,698,384	14.4
Consumer loans		1,872,098		1,997,400	6.7

Total loans		12,770,589		13,558,866	6.2
Cash and due from banks		814,463		848,413	4.2
Repurchase agreements		42,755		74,471	74.2
Financial investments		1,628,270		1,519,808	(6.7)
Loans and advance to banks		204,703		339,844	66.0

Total	Ch$	15,460,780	Ch$	16,341,402	5.7%

Average rates earned on total interest earning assets:
Average nominal rates		5.83%		6.84%	—
Average real rates		4.56%		1.91%	—

The 21.3% annual increase of our interest revenue in 2010 as compared to 2009 resulted mainly from: (i) higher nominal interest rates in the local market as a consequence of a positive inflation, which resulted in a higher contribution from our interest earning UF-denominated assets (indexed to inflation), and (ii) a 5.7% increase of our average interest earning assets, mainly due to a 6.2% increase in our average balances of total loans (particularly associated with our expansion in residential mortgage loans) in 2010 as compared to 2009. These factors enabled us to increase the yield of our average interest earning assets from 5.83% in 2009 to 6.84% in 2010, in nominal terms.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,				% Increase (Decrease)
	2009		2010
	(in millions of Ch$)
IFRS:
Interest expense	Ch$	222,883	Ch$	324,506	45.6%
Average interest bearing liabilities:
Savings accounts and time deposits(1)		7,568,317		7,382,126	(2.5)
Securities under agreements to repurchase		275,058		182,956	(33.5)
Borrowings from financial institutions		1,197,151		1,365,835	14.1
Debt issued		1,713,629		1,660,440	(3.1)
Other financial obligations		101,999		132,200	29.6

Total	Ch$	10,856,154	Ch$	10,723,557	(1.2)%

Average rates paid on total interest bearing liabilities:
Average nominal rates		2.05%		3.03%	—
Average real rates		(1.20)%		(2.59)%	—
Average (Chilean peso denominated) non interest bearing current account and demand deposits		3,133,304		4,085,800	30.4%

(1)	Includes interest earning demand deposits.

The 45.6% increase in our interest expense in 2010 as compared to 2009 is mostly the result of an inflation of 3.0% in 2010 compared to a deflation of 1.4% in 2009 in response to more optimistic market projections about GDP growth for the Chilean economy. The higher inflation increased the cost of our interest bearing liabilities, which was partly offset by the 1.2% annual decrease in average volumes.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services, principally fees related to credit pre-evaluation services and receipts and collection services provided to us) for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,				% Increase (Decrease)
	2009		2010
	(in millions of Ch$)
IFRS:
Mutual funds	Ch$	45,246	Ch$	61,476	35.9%
Insurance		46,146		49,170	6.6
Current accounts, overdrafts, credit lines and credit cards		64,993		72,685	11.8
Sight accounts and ATMs		21,072		21,225	0.7
Stock brokerage		12,177		23,752	95.1
Collection of over-due loans		16,628		17,870	7.5
Cash management services		12,294		13,715	11.6
Letters of credit, guarantees, collateral and other contingent loans		12,599		14,167	12.4
Custody and trust services		4,989		4,838	(3.0)
Foreign trade and currency exchange		5,085		4,760	(6.4)
Financial advisory services		7,860		4,800	(38.9)
Credits and factoring		3,912		5,932	51.6
Collection services		1,622		1,383	(14.7)
Teller services expenses		(2,548)		(2,054)	(19.4)
Credit pre-evaluation services		(481)		(1,821)	278.6
Other		261		364	39.5

Total	Ch$	251,855	Ch$	292,262	16.0%

The main factors contributing to our 16.0% increase in our net fees and commissions income were:

•

Higher commercial activity from two of our main subsidiaries which benefited from a better economic outlook for the local economy and relatively low interest rates that encouraged investors to reinvest in riskier assets, such as stocks and mutual funds during 2010. Our mutual funds subsidiary increased its assets under management by 14.3% in 2010 as compared to 2009, which translated into an increase of 35.9% (or Ch$16,230 million) in its net fees and commissions income during the same period. Similarly, the stocks trading turnover handled by our securities brokerage subsidiary rose by 26.6% in 2010 as compared to 2009 that, along with the settlement of several one-off transactions, led to an increase of 95.1% (or Ch$11,575 million) in the subsidiary’s net fees and commissions income during the same period.

•

Higher fees and commissions resulting from the effectiveness of our improved cross-selling strategies for core banking products, such as current accounts, overdrafts, credit lines, and credit cards. The total amount of commissions from these products reached Ch$72,685 million in 2010, which represents an increase of 11.8% (or Ch$7,692 million) as compared to the Ch$64,993 million in 2009. This is the result of specific products and marketing plans, designed and implemented by our new Credit and Debit Cards Division, intended to enhance customer loyalty and the use of our credit cards. Also, the economic rebound encouraged customers to increase their consumption and therefore the monthly amount of transactions with credit cards.

•

An increase of 51.6% (or Ch$2,020 million) in our net fees and commissions income from a higher demand for credits and factoring in 2010 as compared to 2009, as a result of more dynamism in the Chilean economy during 2010 as compared to 2009.

These factors were partly offset by a 38.9% (or Ch$3,080 million) decrease in fees and commissions from financial advisory activities mainly due to lower activity in connection with debt restructuring in 2010 as compared to 2009, when our financial advisory subsidiary benefited from the higher demand amid the economic downturn.

Other Income (Loss), Net

Other income (loss), net, consists of net gains and losses from financial operating income, net gains and losses from foreign exchange transactions and other operating income. Financial operating income results include gains and losses realized on the sale of securities, gains and losses from the mark to market of securities and interest rate and currency derivatives at the end of the period. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the period-end translation of foreign currency denominated assets and liabilities into pesos. Foreign exchange results also include net adjustments on U.S. dollar-indexed domestic currency transactions and existing interest rate differences in currency derivatives.

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,				% Increase (Decrease)
	2009		2010
	(in millions of Ch$)
IFRS:
Net financial operating income
Interest accrued on trading securities	Ch$	4,518	Ch$	9,248	104.7%
Gains (losses) on sales and mark to market:		32,758		31,536	(3.7)
Gains (losses) on derivatives contracts		(175,455)		(23,342)	(86.7)
Gains (losses) from sales of loans		—		(150)	—

Total net financial operating income (losses)		(138,179)		17,292	—
Foreign exchange transactions, net		220,999		63,762	(71.1)
Other operating income		22,190		23,584	6.3

Total	Ch$	105,010	Ch$	104,638	(0.4)%

The slight (0.4%) decrease in our net other income in 2010 as compared to 2009 is primarily explained by lower results from the management of derivative contracts, net of foreign exchange transactions, that decreased by 11.3% from Ch$45,544 million in 2009 to Ch$40,420 million in 2010. This decrease is the result of a combination of different market factors, such as: (i) lower trading volumes during 2010 as compared to 2009 due to lower foreign exchange rate volatility and (ii) a spread compression effect during 2010 as compared to 2009. This decrease was mostly offset by higher results from our investment portfolio, whose income from interest accrued, sales and mark-to-market increased by 9.4%, from Ch$37,276 million in 2009 to Ch$40,784 million in 2010.

Provisions for Loan Losses

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,				% Increase (Decrease)
	2009		2010
	(in millions of Ch$, except percentages)
IFRS:
Provisions:
Net provisions for loan losses	Ch$	241,345	Ch$	157,651	(34.7)%
Gross provisions for loan losses		268,224		189,820	(29.2)
Total loan loss recoveries		26,879		32,169	19.7
Charge-offs:
Total charge-offs		181,793		149,093	(18.0)
Net charge-offs		154,914		116,924	(24.5)
Other asset quality data:
Total loans		13,191,256		14,377,995	9.0
Allowances for loan losses		312,101		348,027	11.5
Allowances for loan losses as a percentage of total loans		2.37%		2.42%	—
Average loans		12,770,589		13,558,866	6.2
Provisions for loan losses as a percentage of average loans		1.89%		1.16%	—

The 34.7% (or Ch$83,694 million) decrease in provisions for loan losses in 2010 as compared to 2009 is mainly the consequence of an improved local economy that increased our customers’ payment capacity. This trend was reinforced by effective credit approval processes. Thus, regarding our provisions for loan losses, particularly noteworthy are:

•

A decrease of 19.9% in provisions for loan losses related to our Retail Banking segment in 2010 as compared to 2009, as a result of improved economic indicators that benefited customers evaluated through grouped credit risk models.

•

A decrease of 38.2% in provisions for loan losses associated with our Wholesale Banking segment in 2010 as compared to 2009, as a result of both the local economy’s rebound and the ability of certain industrial sectors to partly overcome difficulties faced in 2009, which led us to improve credit risk scoring for certain sectors and corporate customers, and consequently reduce the corresponding provisions for loan losses.

These reductions in our segments’ provisions for loan losses were also fuelled by an increase of 19.7% in our recoveries from Ch$26,879 million in 2009 to Ch$32,169 million in 2010, as a result of a greater efficiency in our collection processes that were redesigned and improved during 2010.

As a result of the factors described above, our credit quality indicators improved in 2010 as compared to 2009, almost returning to pre-crisis levels. Our ratio of provisions to average loans decreased from 1.89% in 2009 to 1.16% in 2010.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,				% Increase (Decrease)
	2009		2010
	(in millions of Ch$)
IFRS:
Personnel expenses	Ch$	256,782	Ch$	272,737	6.2%
Administrative expenses:
Advertising		17,943		23,182	29.2
Building maintenance		21,611		25,647	18.7
Rentals and insurance		17,905		18,419	2.9
Office supplies		6,818		5,735	(15.9)
Other expenses		112,721		124,686	10.6

Total administrative expenses		176,998		197,669	11.7%
Impairments		—		1,044	—
Depreciation and amortization		36,447		34,964	(4.1)
Other operating expenses		21,522		37,813	75.7

Total	Ch$	491,749	Ch$	544,227	10.7%

The main factors that explain the 10.7% (or Ch$52,478 million) increase in our operating expenses in 2010 as compared to 2009 can be summarized as follows:

•

An increase of approximately Ch$16,000 million in personnel expenses, mainly due to: (i) higher commercial activity during 2010 as compared to 2009 that led to a greater amount of variable compensation for our sales force, (ii) the effect of inflation on the wages of our employees, and (iii) a special bonus of approximately Ch$3,000 million granted to our employees in connection with the celebration of Chile’s 200th anniversary.

•

Approximately Ch$14,000 million of additional marketing and advertising expenses in 2010 as compared to 2009 associated with: (i) the enhancement of our customer loyalty program intended to reinforce the use of our credit cards (an increase of approximately Ch$8,300 million in 2010 as compared to 2009), and (ii) advertising campaigns carried out in 2010 in order to increase our brand recognition and presence in certain market segments, especially associated with retail banking (which resulted in an increase of approximately Ch$5,200 million in 2010 as compared to 2009).

•	Charge-offs of approximately Ch$6,440 million associated with over-accrued commissions related to current accounts.

•	An increase of approximately Ch$5,400 million in IT expenses mainly due to costs associated with the implementation of our new data processing systems and contingency sites.

•

Expenses associated with the February 27, 2010 earthquake that consisted of: (i) approximately Ch$5,000 million related to fixed-assets write-offs and repairs, (ii) Ch$1,000 million associated with financial support to our employees and a cash donation in a fund-raising campaign for the post-quake reconstruction process, and (iii) reimbursements of nearly Ch$2,500 million related to insurance policies as a result of damage to infrastructure caused by the earthquake.

Income Tax

The statutory corporate income tax rate in Chile was 17% for the years ended December 31, 2009 and 2010. Under Law No. 19,396 we are permitted to deduct subordinated debt payments made to Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”) from our taxable net income. Consequently, our effective tax rate is significantly lower than the statutory corporate income tax rate because of the deduction of such subordinated debt payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for monetary correction, as well as provisions on individual loans and for charge-offs related to past-due loans have an impact on our effective tax rate. Also, all real estate taxes paid on properties are deductible from our taxable income.

Our income tax reached Ch$46,513 million in 2010, which corresponds to a 15.2% (or Ch$6.124 million) increase from the Ch$40,389 million reported in 2009. The income tax increase is lower than the 53.6% increase in our income before taxes, which resulted in a reduction of our effective tax rate from 13.4% in 2009 to 10.0% in 2010.

The Chilean Revenue Service permits the deduction of the inflation effect on equity from taxable net income when inflation rate is positive, but does not allow an opposite adjustment when deflation occurs. Accordingly, the decrease in our effective tax rate in 2010 is partly attributable to the inflation of 3.0% compared to the deflation of 1.4% experienced in 2009, in each case as reported by the Chilean Statistics Institute. This variance led to a decrease in our 2010 taxable base associated with the effect of a positive inflation on our equity, which did not take place in 2009, due to the previously mentioned. Additionally, the decrease in our effective tax rate is also attributable to differences between amounts previously accrued for income taxes and amounts paid during the year ended December 31, 2009.

On July 31, 2010, the Chilean congress enacted Law No. 20,455 in response to the February 27, 2010 earthquake, which temporarily increases corporate income tax rates from 17.0% to 20.0% for the fiscal year ending December 31, 2011 and 18.5% for the fiscal year ending December 31, 2012. In 2013, the income tax rate is expected to return to 17.0%.

Business Segments

To the extent that it is available and is useful in analyzing our results, we have included information on a consolidated basis by business segments, disclosed under our internal reporting policies. A summary of differences between IFRS and our internal reporting policies is presented under “—Summary of Differences between Internal Reporting Policies and IFRS.”

For management purposes, we have organized our operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail: This segment is focused on individuals, as well as small and medium-sized companies with annual sales under Ch$1,500 million. The segment is primarily focused on consumer loans, commercial loans, current accounts, credit cards, credit lines and mortgage loans.

Wholesale: This segment is focused on corporate clients and large companies with annual revenues exceeding Ch$1,500 million. This segment includes products and services focused on commercial loans, current accounts, liquidity management services, debt instruments, foreign trade, derivative contracts and leases, as well as corporate finance transactions.

Treasury and money market operations: The revenue generated by this segment relates to the management of our liquidity and net positions subject to market risks. This segment also includes results of our securities portfolio, our derivatives positions and currency trading.

Operations through subsidiaries: This segment corresponds to all companies controlled by us whose results are obtained individually by the respective company. As of December 31, 2010, this business segment consisted of the following companies:

•	Banchile Trade Services Limited;

•	Banchile Administradora General de Fondos S.A.;

•	Banchile Asesoría Financiera S.A.;

•	Banchile Corredores de Seguros Ltda.;

•	Banchile Factoring S.A.;

•	Banchile Corredores de Bolsa S.A.;

•	Banchile Securitizadora S.A.;

•	Socofin S.A.; and

•	Promarket S.A.

The accounting policies described in “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies” of our annual report on Form 20-F for the year ended December 31, 2009 incorporated by reference herein apply to all business segments. Matters such as the evaluation of segment performance and decision-making processes regarding goals and allocation of resources for each segment are based on a cost-benefit analysis and are aligned with our strategic goals.

In order to measure each segment’s financial performance, we use a business segment-based profitability system, which allows us to obtain information for each business segment relative to income, balances, revenues and expenses, among other indicators. This system has been internally developed in order to serve our specific requirements and we continuously work to improve it. In addition, business segment information is subject to general internal auditing procedures to ensure its integrity within management decision-making.

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare our operating segment information are similar to those described in Note 2(g) to our audited consolidated financial statements as of and for the year ended December 31, 2010 incorporated by reference into the prospectus of which this prospectus supplement is part and Note 2 to our audited consolidated financial statement appearing in “Summary of Significant Accounting Principles” of our annual report on Form 20-F for the year ended December 31, 2009 incorporated by reference herein, except as noted below:

•

The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and our related fund transfer price in terms of maturity, re-pricing and currency.

•

The results associated with gap management (interest rate and currency mismatches) are allocated to the business segments by considering the amount of loans and demand deposits managed by each segment.

•	The internal performance profitability system considers capital allocation in each segment in accordance with Basel guidelines.

•

In addition to direct costs (consisting mainly of labor and administrative expenses of the business segments), we allocate all of our direct and indirect operating costs of back office and support units to each business segment by utilizing the most relevant business driver to assign such costs to the specific segment.

•

We apply Chilean GAAP, as required by the Superintendency of Banks, when measuring and recording allowances for loan losses, assets received in lieu of payments, minimum dividend allowances and other minor items for internal reporting purposes. These accounting principles significantly differ in certain respects from IFRS. A description of these differences is presented below under “—Summary of Differences between Internal Reporting Policies and IFRS.”

Net Income by Business Segment

The following table sets forth net income before tax expenses by business segment in accordance with our internal reporting policies for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,				% Increase (Decrease)
	2009		2010
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	116,728	Ch$	182,114	56.0%
Wholesale banking		76,617		107,826	40.7
Treasury and money market operations		51,617		64,862	25.7
Subsidiaries		52,522		62,237	18.5

Net income before taxes	Ch$	297,484	Ch$	417,039	40.2%

Retail Banking

The 56.0% increase in net income before taxes of our Retail Banking segment in 2010 as compared to 2009 consists of a 40.0% growth in net income before taxes of our Commercial Division and a 561.0% increase in the net income before taxes of our Consumer Finance Division. These increases were mainly driven by:

•

An increase of 14.1% in the year-end balance of the segment’s loan portfolio in 2010 as compared to 2009. This increase was associated with the growth posted by the loan portfolios of both our Commercial Division (an increase of 14.9%) and our Consumer Finance Division (an increase of 7.1%). Also, according to our management information system, all of the segment’s credit products reported double digit growth rates, such as the growth of 16.5% recorded by our Commercial Division in residential mortgage loans, the product with the most significant increase.

•	The impact of a normalized inflation rate on the segment’s UF net asset position.

•

A decrease of 19.9% in the segment’s provisions for loan losses in 2010 as compared to 2009. This reduction was underpinned by a decrease of 25.5% in provisions for loan losses associated with our Consumer Finance Division in 2010 as compared to 2009 and a decrease of 15.9% in provisions for loan losses related to our Commercial Division. These improving trends were in line with positive economic indicators for the local economy throughout 2010 that favored customers evaluated through grouped credit risk models.

•

An increase of 6.8% in the segment’s income from fees and commissions, mainly due to greater commissions from a higher activity in current accounts, credit cards and ATMs, especially in our Commercial Division.

The factors described above offset the 15.9% increase in the segment’s operating expenses in 2010 as compared to 2009, mainly due to greater infrastructure expenses associated with the February 27, 2010 earthquake, commercial initiatives intended to reinforce customer loyalty through higher use of our credit cards (an increase of approximately Ch$8,500 million in 2010 as compared to 2009) and the recognition of approximately Ch$10,000 million in the segment’s profit and loss statement related to the allocation of part of the countercyclical allowances established by our board of directors during the fourth quarter of 2010 as permitted by the new regulation described under “Recent Developments.”

Wholesale Banking

The 40.7% annual increase in net income before taxes of our Wholesale Banking segment in 2010 as compared to 2009 consists of a 208.4% growth in net income before taxes of our Large Companies and Real Estate Division that offset the 27.0% decrease in net income before taxes of our Corporate Division. This net increase was mainly explained by:

•

A decrease of 38.2% in provisions for loan losses in 2010 as compared to 2009 due to an 84.7% decrease in provisions for loan losses of our Large Companies and Real Estate Division that offset a 103.2% increase in provisions for loan losses of our Corporate Division. The net decrease in the segment’s provisions for loan losses is mainly the result of the local economy’s rebound, our effective credit processes, the ability of certain industrial sectors to partly overcome productive and commercial difficulties faced in 2009 and the effect of the exchange rate (Ch$/U.S.$) decrease on the provisions for loan losses linked to U.S. dollar-denominated loans.

•

An increase of 28.5% in the segment’s net fees and commissions in 2010 as compared to 2009, mainly as a result of higher commissions from credit and factoring, as well as cash management services. This increase in the segment’s net fees and commissions includes a 61.3% increase in our Large Companies and Real Estate Division’s fees and commissions and a 6.6% rise in our Corporate Division’s fees and commissions.

•

An increase of 4.3% in the year-end balance of our Corporate Division’s loan portfolio in 2010 as compared to 2009 and a 3.4% rise in the year-end balance of our Large Companies and Real Estate Division’s loan portfolio for the same period.

•	An increase of 10.1% in the operating income of our Large Companies and Real Estate Division and a 7.0% rise in the operating income of our Corporate Division.

•	The effects of a normalized inflationary scenario that, along with a proactive management of the segment’s UF exposure, increased the contribution from the segment’s UF net asset position.

The factors described above offset an increase of 15.5% in the segment’s operating expenses in 2010 as compared to 2009 mainly due to a charge of approximately Ch$30,000 million in the segment’s profit and loss statement as a result of: (i) the recognition of approximately Ch$22,000 million associated with contingency provisions (accounted as other operating expenses) established by us during the fourth quarter of 2010 in order to comply with the new regulation of provisioning for individually evaluated loan portfolios (see “Recent Developments” for more information) and (ii) a charge of nearly Ch$10,000 million in the segment’s profit and loss statement related to the allocation of part of the countercyclical allowances established by our board of directors during the fourth quarter of 2010 as permitted by the new regulation described under “Recent Developments.”

Treasury and Money Market Operations

The 25.7% increase in net income before taxes of our Treasury and Money Market segment in 2010 as compared to 2009 was mainly due to:

•	Higher operating revenues from intraday trading and overnight positions.

•	Positive results associated with trading and available-for-sale securities.

The factors described above offset an increase of 52.1% (or approximately Ch$4,400 million) in the segment’s operating expenses in 2010 as compared to 2009, mainly due to higher expenses associated with: (i) the higher activity in bond issuances and foreign funding, (ii) severance payments, and (iii) increased IT related expenses in connection with the implementation of a new business platform.

Operations through Subsidiaries

The 18.5% increase in net income before taxes of our subsidiaries in 2010 as compared to 2009 was mainly driven by:

•

An increase of 49.6% in net income from our stock brokerage subsidiary in 2010 as compared to 2009, mainly as a result of: (i) an increase of 78.3% in fees and commissions from Ch$14,921 million in 2009 to Ch$26,600 million in 2010 associated with a 26.6% growth recorded in the stock trading turnover, and (ii) the settlement of several one-off transactions.

•

An increase of 78.4% in net income before taxes from our mutual funds subsidiary as a consequence of a 43.8% rise in fees and commissions from our mutual funds subsidiary in 2010 as compared to 2009, mainly as a result of the 14.3% increase in the average volume of assets under management during 2010 as compared to 2009 and due to the evolution of our portfolio mix that shifted from fixed to variable-income securities reflecting a more optimistic economic outlook. Also, worth noting is the growth observed in the number of participants in our mutual funds of 10.3% in 2010 as compared to 2009.

•	An increase of 25.9% in the average volume of insurance policies sold by our insurance brokerage subsidiary in 2010 as compared to 2009.

The factors described above offset: (i) a decrease of Ch$2,942 million in net income from our financial advisory subsidiary in 2010 as compared to 2009 due to the lower debt restructuring activity, which had grown significantly in 2009 during the financial crisis and (ii) a decrease of Ch$6,075 million in net income from our factoring subsidiary in 2010 as compared to 2009, mainly as a result of the effects of a normalized inflationary scenario on the subsidiary’s UF net liability position.

Summary of Differences between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the years ended December 31, 2009 and 2010 in accordance with our internal reporting policies and under IFRS:

	As of December 31,
	2009		2010
	(in millions of Ch$)
Net income before taxes (Internal Reporting Policies)	Ch$	297,484	Ch$	417,039
Reconciliation to IFRS		4,651		47,089
Net income before taxes (IFRS)		302,135		464,128
Net income (Internal Reporting Policies)		257,887		378,530
Net income (IFRS)		261,746		417,615
Equity (Internal Reporting Policies)		1,392,748		1,404,127
Equity (IFRS)	Ch$	1,600,985	Ch$	1,694,325

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.” Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. As a result of these accounting policy differences, the impact on our net income under IFRS is Ch$6,450 million lower than our internally reported net income in each of 2009 and 2010.

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows. According to internal reporting policies, we record additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses may not be recognized. As a result of these accounting policy differences, the impact on our net income under IFRS is Ch$5,298 million and Ch$49,003 million higher than our net income internally reported in 2009 and 2010, respectively.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period in accordance with specific guidelines set by the Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired. As a result of this accounting policy difference, the impact on our net income under IFRS is Ch$3,838 million and Ch$4,099 million higher than our net income internally reported in 2009 and 2010, respectively.

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements. In accordance with internal reporting policies, we record a minimum dividend allowance based on our distribution policy, which requires distribution of at least 70% of the period’s net income, as permitted by the Superintendency of Banks. During 2009 and 2010, we reversed allowances of Ch$180,519 million and Ch$242,503 million, respectively. Under IFRS, only the portion of dividends that is required to be distributed by Chilean law may be recorded, i.e., 30% as required by Chilean Corporation Law. These accounting differences do not lead to differences in net income.

Liquidity and Capital Resources

Overview

A sound liquidity strategy must be focused on ensuring that funds are available to honor our financial commitments when they are due and also to take advantage of attractive business opportunities. To accomplish this, we monitor funding liquidity (i.e., the ability to raise funds when they are needed without incurring abnormal costs) and trading liquidity (i.e., the ability to easily defease debt and equity instruments held in our portfolios and/or offset price risk positions generated by derivative transactions).

Liquidity risk can be technically broken down into two types of risks: trading liquidity risk and funding liquidity risk. Trading liquidity risk deals with the inability to defease cash positions (bonds, loans, etc.) and/or offset price risks generated by derivatives transactions and funding liquidity risk is related to the Bank’s inability to raise funds. Both risks can lead to potentially adverse scenarios that might make the bank unable to meet its payment obligations and/or potential payment obligations when they become due.

These two risks are jointly managed by utilizing different tools, as detailed below.

Trading Liquidity Risk Management

Holding a stake of debt instruments with deep secondary markets ensures trading liquidity. Central Bank and government instruments and short-term banks’ time deposits show these characteristics. These kinds of instruments are held in our trading portfolio and comprise some portion of the Available-for-Sale (“AFS”) portfolio. In addition, mortgage bonds issued by banks resident in Chile and corporate bonds are also part of the AFS portfolio.

Even though mortgage and corporate bonds show much less trading liquidity than Central Bank and government instruments, the former may be sold to the Central Bank under repurchase agreements. Government instruments and short-term banks’ time deposits are also eligible to be sold to the Central Bank under repurchase agreements.

Funding Liquidity Risk Management

Diversifying funding sources and avoiding a concentration of large fund providers or funding maturity dates are means to ensure funding liquidity. Diversification is ensured through the establishment of triggers that monitor concentrations of funding sources, of maturity, of currency, etc. The aggregation of significant fund providers by currency is monitored as a percentage of our current liabilities.

In particular, our funding strategy aims to satisfy our customers’ needs and to enhance our product base offering while maintaining a prudent product diversification profile, currencies and maturities. We are focused on broadening the current core and diversified funding obtained through the retail banking business. In addition, we are continuously issuing either senior or subordinated bonds in order to match both the liquidity and the interest rate risk generated by our long-term loans.

In addition to our own metrics in place to monitor liquidity, the Central Bank and the Superintendency of Banks have established regulations regarding liquidity, which include: minimum reserve requirements for deposits, minimum “technical” reserve requirements and maximum expected outflows for the following 30 and 90 days.

The Central Bank has established a minimum reserve of 9.0% for demand deposits and 3.6% for time deposits. The reserve requirement must be complied with separately by currency (pesos and foreign currencies).

We are subject to a “technical” reserve requirement applicable to all banks that operate in Chile. The daily balance of deposits and obligations payable on demand, except for obligations with other banks, may not exceed 2.5 times the amount of the bank’s Regulatory Capital. Deposits and obligations payable on demand include:

•	deposits in current accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	savings deposits that allow unconditional withdrawals that bear a stated maturity; and

•	other deposits unconditionally payable immediately.

Chilean banks are not required, however, to maintain the minimum reserves referred to above for deposits and obligations subject to this “technical” reserve.

Chilean regulations also require that the expected outflows within the following 30 days not exceed the amount of a bank’s Basic Capital and the expected outflows within the following 90 days not exceed twice the amount of a bank’s Basic Capital. Expected outflows may include behavioral assumptions. Measurements must be made by currency separately.

Mandatory metrics requested by the Superintendency of Banks and other metrics developed by us utilizing internal models are prepared daily by independent units within the Corporate/Market Risk Management. These reports are submitted daily to the corresponding Treasury areas, which are in charge of overseeing and managing our liquidity. The Country Asset Liability Committee also monitors these metrics on a monthly basis.

Given our internal metrics and policies, we believe that our working capital is sufficient to meet our present needs.

Cash Flows

The tables below set forth our principal sources of cash. Our subsidiaries are not an important source of cash for us and therefore do not significantly affect our ability to meet our cash obligations. No legal, contractual or economic restrictions exist on the ability of our subsidiaries to transfer funds to us in the form of loans or cash dividends as long as our subsidiaries abide by the regulations in the Chilean Corporations Law regarding loans to related parties and minimum dividend payments.

	For the Year Ended December 31,
	2009		2010
	(in millions of Ch$)
IFRS:
Net cash provided by operating activities	Ch$	703,623	Ch$	(110,055)

The reduction of Ch$813,678 million in the net cash provided by operating activities in 2010 as compared to 2009 is mostly explained by: (i) an increase of Ch$1,538,530 million in the outflow associated with loans to customers during 2010 as compared to 2009, (ii) a net increment of Ch$440,607 million in the outflow related to take positions in financial assets held-for-trading. These cash outflows were partly offset by a greater cash inflow of Ch$1,174,388 million associated with the increase in our demand deposits balances.

	For the Year Ended December 31,
	2009		2010
	(in millions of Ch$)
IFRS:
Net cash used in investing activities	Ch$	(414,826)	Ch$	131,239

The difference between 2010 and 2009 is primarily explained by a decrease of our portfolio of financial assets available-for-sale as a result of the sale of certain fixed-income securities during 2010 with the purpose of taking advantage of a positive mark-to-market position, which resulted in a net cash flow increase. This was complemented by a lower investment in other assets during 2010 as compared to 2009.

	For the Year Ended December 31,
	2009		2010
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) financing activities	Ch$	(408,168)	Ch$	(67,346)

The difference between 2010 and 2009 is mainly explained by an increase in proceeds from bond issuances by Ch$571,234 million and a lower payment of long-term foreign borrowings in an amount of Ch$532,137 million, both of which were partly offset by a decrease of Ch$357,319 million in borrowings from financial institutions, higher redemptions of bonds for a net amount of Ch$167,964 million, a decrease of Ch$99,922 million in the cash inflow from other financial obligations and lower long-term foreign borrowings for a net value of Ch$94,311 million.

Other Borrowings

Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the short-term portion of any long-term borrowings.

	As of December 31, 2009						As of December 31, 2010
	Long-term		Short-term		Total		Long-term		Short-term		Total
IFRS:
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	114	Ch$	—	Ch$	114	Ch$	80	Ch$	—	Ch$	80
Other borrowings from the Central Bank		155,090		—		155,090		—		—		—
Borrowings from domestic financial institutions		—		3,878		3,878		—		—		—
Borrowings from foreign institutions		—		1,209,144		1,209,144		117,299		1,163,993		1,281,292
Debt issued:
Bonds		815,734		—		815,734		820,331		—		820,331
Subordinated bonds		506,683		—		506,683		744,966		—		744,966
Mortgage finance bonds		265,581		—		265,581		198,868		—		198,868
Other financial obligations		46,410		129,740		176,150		67,602		111,558		179,160

Total other interest bearing liabilities	Ch$	1,789,612	Ch$	1,342,762	Ch$	3,132,374	Ch$	1,949,146	Ch$	1,275,551	Ch$	3,224,697

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry an average real annual interest rate of 2.69% as of December 31, 2010. We repaid Ch$155,090 million to the Central Bank in 2010. The maturities of the outstanding amounts are as follows:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	80
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term (Credit lines for renegotiation of loans)		80
Total short-term (Other Central Bank borrowings)		—

Total Central Bank borrowings	Ch$	80

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations. We currently do not have any outstanding borrowings from domestic financial institutions.

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. Each of these loans is denominated in foreign currency and is principally used to fund our foreign trade loans and carried an average nominal interest rate of 1.09% in the year ended December 31, 2010. The outstanding maturities of these borrowings as of December 31, 2010 were as follows:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	117,299
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term		117,299
Total short-term(1)		1,163,993

Total foreign borrowings	Ch$	1,281,292

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2010 had remaining maturities of less than one year.

Bonds

Our bonds are linked to the UF index and carried an average real annual interest rate of 3.52% as of December 31, 2010 with interest and principal payments due semi-annually. The bonds were intended to finance loans that had a maturity of greater than one year.

The maturities of bonds as of December 31, 2010 were as follows:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	101,676
Due after 1 year but within 2 years		15,097
Due after 2 years but within 3 years		102,727
Due after 3 years but within 4 years		103,377
Due after 4 years but within 5 years		64,902
Due after 5 years		432,552

Total bonds	Ch$	820,331

Subordinated Bonds

Our outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2010, the effective real interest rate was 4.88% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity greater than one year. As of December 31, 2010, the maturities of subordinated bonds, which are considered long-term, were as follows:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	46,238
Due after 1 year but within 2 years		29,376
Due after 2 years but within 3 years		21,200
Due after 3 years but within 4 years		22,215
Due after 4 years but within 5 years		23,284
Due after 5 years		602,653

Total subordinated bonds	Ch$	744,966

During 2010, we issued subordinated bonds with a 25-year maturity term. The subordinated bonds were issued in UF for an aggregate amount of Ch$261,534 million (historic pesos). These subordinated bonds accrue interest at an annual nominal rate of 4.5%.

Subordinated bonds are considered in the calculation of Regulatory Capital for the purpose of determining our minimum capital requirements.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and thirty years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 4.05% as of December 31, 2010.

The maturities of mortgage finance bonds as of December 31, 2010 were as follows:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	38,976
Due after 1 year but within 2 years		29,189
Due after 2 years but within 3 years		25,641
Due after 3 years but within 4 years		23,564
Due after 4 years but within 5 years		19,129
Due after 5 years		62,369

Total mortgage finance bonds	Ch$	198,868

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2009 and 2010 were as follows:

	As of December 31,
	2009		2010
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	46,410	Ch$	67,602

Total other long-term obligations		46,410		67,602
Other short-term obligations		129,740		111,558

Total other obligations	Ch$	176,150	Ch$	179,160

As of December 31, 2010, other financial obligations had the following maturities:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	7,069
Due after 1 year but within 2 years		7,004
Due after 2 years but within 3 years		6,737
Due after 3 years but within 4 years		5,830
Due after 4 years but within 5 years		4,072
Due after 5 years		36,890

Total long-term		67,602
Total short-term(1)		111,558

Total other obligations	Ch$	179,160

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2010 had remaining maturities of less than one year.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to a number of off-balance sheet activities that present credit, market and operational risks that are not reflected in our consolidated financial statements. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit, and long-term contractual obligations under operating leases or service contracts.

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$3,352,973 million as of December 31, 2009 and Ch$4,146,591 million as of December 31, 2010. See Note 26 to our audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 incorporated by reference into the prospectus of which this prospectus supplement is part. The amounts of subscribed leasing contracts were Ch$102,173 million and Ch$186,362 million as of December 31, 2009 and 2010, respectively.

Interest rate and cross-currency swaps, which are entered into in order to hedge the foreign investment portfolio, are recorded at their estimated fair market values. See Note 8 to our audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 incorporated by reference into the prospectus of which this prospectus supplement is part.

The credit risk of both on and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 26 to our audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 incorporated by reference into the prospectus of which this prospectus supplement is part.

RECENT DEVELOPMENTS

New Guidelines for Classifying and Provisioning of the Loan Portfolio

On August 12, 2010, the Superintendency of Banks issued Circular No. 3,503 establishing new guidelines and methodology for classifying and provisioning loan portfolios that became effective on January 1, 2011, except for the rules related to additional provisions described below which became effective immediately upon publication.

The new guidelines introduced the following categories for classifying loans:

•	“Normal Loans”: corresponds to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality;

•

“Substandard Loans”: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement. This category also includes all loans that have been non-performing for more than 30 days; and

•

“Non-complying Loans”: corresponds to borrowers and its credits whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy. This category comprises all loans and contingent loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more.

In terms of provisioning, these new guidelines contemplate:

•

Permitting Chilean banks to establish additional allowances with the aim of offsetting macroeconomic fluctuation risks. These allowances are expected to anticipate and prevent expansive economic cycles which may in the future result in the deterioration of economic conditions, and as a mechanism to accumulate additional provisions during cycles of favorable economic conditions that may be used as a cushion if and when economic conditions deteriorate; and

•	The definition of a minimum allowance equivalent to 0.5% of the “Normal Loans” category individually evaluated.

We expect that these new guidelines will not have an adverse effect on our business, financial condition and results of operations.

New Consumer-Oriented Regulation

On September 22, 2010, the Superintendency of Banks issued Circular No. 3,505 and Circular No. 3,506 with the purpose of promoting good practices and more transparency in the terms and conditions of financial services rendered by Chilean banks and financial institutions. On November 15, 2010, the Superintendency of Banks amended Circular No. 3,505 and Circular No. 3,506 by issuing Circular No. 3,513 and Circular No. 3,514. The most significant changes enacted by Circular No. 3,505 and Circular No. 3,506, as amended, are:

•

Any interest rate modification in credit lines offered in connection with a current account may only follow a variable rate and be based on a rate published by the Central Bank or any other entity or publisher of financial information widely recognized, previously agreed upon with the customer;

•

Any change to fees agreed with a customer may only be modified with the expressed or implied consent of such customer, thereby altering previous regulations regarding current accounts and credit cards;

•	No interest rate or fee may be conditioned on customers obtaining or maintaining other hired services or products;

•	No mortgage loan may be conditioned on the grant by the customer of a general security interest securing other financial services that the customer may have;

•	Mortgage loans may not have as security a mortgage on property other than the property being financed by the mortgage loan;

•	No bank may claim an exemption from liability resulting from errors or flaws in the bank’s processes and systems or defaults under insurance agreements; and

•	Any contractual provision that conflicts with Circular No. 3,505 and Circular No. 3,506 is unenforceable by a bank against its counterparty, even if it predates these regulations.

We expect that these new guidelines will not have an adverse effect on our business, financial condition and results of operations.

Management

Changes in Management

In September 2010, we created our Credit and Debit Cards Division in order to support our commercial divisions in defining marketing plans and strategies intended to increase the use of our credit cards and promote customer loyalty through those products. As a result, Mr. Julio Ramírez Gómez, our then Individual Credit Risk Division manager, was appointed as our first Credit and Debit Cards Division manager and we appointed Mr. Hernán Arancibia Sepúlveda to substitute Mr. Ramírez as our Individual Credit Risk Division manager.

Mr. Hernán Arancibia Sepúlveda was appointed Individual Credit Risk Division manager in September 2011, after having worked in the same division both in Banco de Chile and Banco Edwards Citi. He holds an industrial engineering degree from the Universidad Católica de Valparaíso.

Legal Proceedings

A Chilean court with jurisdiction over labor claims has issued a judgment against us in a legal proceeding for employment wrongful termination based on a discrimination claim. As a result of this judgment and as long as it remains in effect, we are prevented from entering into certain service agreements with the Chilean government until September 7, 2012. Are excluded from this prohibition service agreements with government-owned companies created by statute, agreements in connection with the purchase and sale of securities or other financial instruments, agreements in connection with the execution and concessions of public projects and agreements in connection with the lending of credit on a fixed term basis. We are currently evaluating legal procedures to overturn this judgment or mitigate the prohibition described above. Assuming that this judgment remains in effect, we have estimated its impact on our results of operations for the year ending December 31, 2011 to be of U.S.$1.6 million.

DIVIDENDS AND DIVIDEND POLICY

Dividend Policy

We currently have two series of shares of our common stock with identical rights, and the dividends on our shares of our common stock are proposed by our board of directors and are approved by our shareholders at the annual ordinary shareholders’ meeting following the year with respect to which the dividends are proposed. Our annual ordinary shareholders’ meeting is held in the first four months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same. Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Previously, a bank was permitted to distribute less than such minimum amount in any given year with approval of the holders of at least two-thirds of the bank’s outstanding stock. In 2006, however, this possibility was eliminated by law. Under the General Banking Law, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years, (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law.

Our dividend policy is affected to some extent by the rights of SAOS, our affiliate, pursuant to its assumption of the Central Bank indebtedness discussed in “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt” of our annual report on Form 20-F for the year ended December 31, 2009, incorporated by reference into the accompanying prospectus.

Dividends payable to holders of our ADSs are net of conversion expenses of the depositary and are subject to Chilean withholding tax currently at the rate of 35%, subject to certain credits. Owners of our ADSs are not charged any fees with respect to cash or stock dividends.

Pursuant to current Chilean foreign exchange regulations, a shareholder who is not a resident of Chile does not need to be authorized as a foreign investor in order to receive dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile, but the investor must inform the Central Bank about any such transactions and must remit foreign currency through the Formal Exchange Market. See “Exchange Rates and Exchange Rate Controls” for additional information on how ADS holders may remit currency outside Chile.

In March 2009, we paid a nominal dividend of Ch$2.357790 per share. At the ordinary annual shareholders meeting held on March 26, 2009, the shareholders agreed to the distribution and payment of dividend No. 197, in the amount of Ch$2.357790 per common share, with a charge to our 2008 income, and the distribution and payment of a dividend of Ch$2.357790 per share of the “Banco de Chile-S” series.

At the ordinary annual shareholders meeting held on March 25, 2010, the shareholders agreed to the distribution and payment of dividend No. 198, in the amount of Ch$3.496813 per common share, with a charge to our 2009 income, and the distribution and payment of a dividend of Ch$3.496813 per share of the “Banco de Chile-S” series.

The following table sets forth the cash dividends declared per common share during the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,
	2009	2010	2010
	(in Ch$, except percentages)		(in U.S.$)
IFRS:
Dividend payout ratio(1)	60.31%	110.29%	—
Dividend per common share(2)	2.72	3.51	0.007

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.
(2)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

Regarding cash dividends declared for 2011, in an ordinary meeting held on the January 27, 2011, our board of directors resolved to call an annual ordinary shareholders meeting to be held on March 17, 2011 with the objective of proposing, among other matters, the distribution of dividend No. 199 of Ch$2.937587 to each of the 82,551,699,423 shares issued by us, which will be charged to distributable net income for the fiscal year ended December 31, 2010, corresponding to 70% of such income. Purchasers in this offering will not participate in this cash dividend distribution.

Additionally, our board of directors has submitted to the approval of our shareholders at an extraordinary shareholders’ meeting expected to take place on March 17, 2011 a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the 2010 fiscal year by means of the issuance of fully paid-in shares of our common stock, without par value, with a value of Ch$66.83 per share of our common stock which will be distributed among the shareholders in the proportion of 0.018838 fully paid-in shares of our common stock for each share of our common stock held, subject to the exercise of the options established in article 31 of Law 19,396. Purchasers in this offering will not participate in this stock dividend distribution.

Whether future dividends will be paid will depend upon our earnings, financial condition, capital requirements, governmental regulations and policies and other factors. Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years.

PRINCIPAL SHAREHOLDERS

We are organized as a banking corporation under the laws of Chile and are listed on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaiso Stock Exchange. Our outstanding voting securities are shares of common stock and shares of common stock of the “Banco de Chile-S” series which resulted from the merger of Citibank Chile with and into us. For all legal purposes, these two series of shares of our common stock are identical and fully fungible.

The following table sets forth certain information regarding the ownership of outstanding shares as of December 31, 2010, for: (i) each person or entity who is known by us to own beneficially more than 5% of our outstanding common stock or voting power and (ii) our directors and our executive officers, as a group.

	Shares owned prior to the offering		Shares owned after the completion of the Offering(1)
Name of shareholder	Number	%(2)	Number	%
LQ Inversiones Financieras S.A. and Inversiones LQ – SM Limitada(3)	50,942,487,544	61.71	50,942,487,544	60.68
Jacob Ergas(4)	4,802,102,236	5.82	4,802,102,236	5.72
Directors and executive officers as a group (28 persons)	54,160,888	0.07	54,160,888	0.06
Other shareholders	26,752,948,755	32.41	28,150,972,279	33.53

Total	82,551,699,423	100.00%	83,949,722,947	100.00%

(1)	Assumes the sale of all shares of our common stock subject to the Offering and no purchases by our principal shareholders named in the Offering.
(2)	Percentages are based on 82,551,699,423 shares of our common stock outstanding as of December 30, 2010. This number includes 73,834,890,472 shares of our common stock and 8,716,808,951 shares of our common stock “Banco de Chile-S” series, which resulted from the merger of Citibank Chile with and into us.
(3)	LQ Inversiones Financieras S.A. (“LQIF) holds these shares of our common stock directly and indirectly through SM-Chile S.A. In connection with a master joint venture agreement dated July 19, 2007 among Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation (the “Master Joint Venture Agreement”) and following the merger of Citibank Chile with and into us, Citigroup Inc. became a shareholder of LQIF. As of December 31, 2010, Citigroup Inc. indirectly owns 50% of LQIF and Quiñenco S.A. directly and indirectly owns 50% of LQIF. Regardless of any increase in participation by Citigroup Inc., the Master Joint Venture Agreement provides that Quiñenco S.A. will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco S.A. will maintain the power to elect the majority of the directors of LQIF, SM-Chile S.A. and us. Mr. Andronico Luksic and Mr. Guillermo Luksic are members of our board of directors and, together with members of their family, control Quiñenco S.A. As of December 31, 2010, Quiñenco S.A. owns 32.74% of our outstanding common stock (directly and indirectly through LQ Inversiones Financieras S.A.). Additionally, Quiñenco S.A. holds 61.71% of the voting rights in us (directly and indirectly through SM-Chile S.A. that are owned by LQ Inversiones Financieras S.A. and Inversiones LQ-SM S.A.).
(4)	Mr. Jacob Ergas, a member of our board of directors, holds his shares of our common stock through Ever I Bae S.A., Ever Chile S.A. and Inversiones Aspen Ltda., which are holding companies under his control.

TAXATION

Chilean Taxation

The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service (“Chilean IRS”) and other applicable regulations and rulings, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in shares of our common stock by a person who is neither domiciled in, nor a resident of, Chile or by a legal entity that is not organized under the laws of Chile and does not have a branch or a permanent establishment located in Chile (such an individual or entity is referred to herein as a “Foreign Holder”). For purposes of Chilean tax law, an individual holder is a resident of Chile if such person has resided in Chile for more than six months in one calendar year or for a total of six months in two consecutive tax years. In addition, an individual is considered domiciled in Chile in case he or she resides in Chile with the actual or presumptive intent of staying in the country. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS ABOUT THE CHILEAN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on circulars, rulings, regulations, interpretations and other official documents issued by the National Director or Regional Directors of the Chilean IRS, but Chilean tax authorities may change these circulars, rulings, regulations, interpretations and other official documents prospectively. As of the date hereof, the income tax treaty between Chile and the United States dated February 4, 2010 has not yet been ratified in Chile and, as a result, is not currently in force.

Cash Dividends and Other Distributions

Cash dividends we pay with respect to shares of our common stock held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities (the “Withholding Tax”). A credit against the Withholding Tax is available based on the corporate income tax we actually paid (if any) on the income to which the dividend is attributed according to the provisions of the Chilean Income Tax Law and interpretations of the Chilean IRS (referred to herein as the “First Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. If we register net income (book profits) but taxable losses, no credit against the Withholding Tax will be available.

In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced. Currently, the First Category Tax rate is 20%, but scheduled to be reduced to 18.5% with respect to income accrued or perceived during calendar year 2012 and to 17% with respect to income accrued or perceived during calendar year 2013 and onwards. In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder as a consequence of a hypothetical distribution of 30% of our consolidated net income after payment of the First Category Tax, assuming a Withholding Tax rate of 35%. The second column assumes an effective First Category Tax rate of 17% and the actual payment of such First Category Tax at that 17% rate, and the third column assumes an effective First Category Tax rate of 20% and the actual payment of such First Category Tax at that 20% rate:

The Company’s taxable income	100.00	100.00
First Category Tax (20% of Ch$100)	(17)	(20)
Net distributable income	83.00	80.00
Dividend distributed (30% of net distributable income)	24.9	24.0
First category increase	5.1	6.0
Withholding Tax (35% of the sum of Ch$24.9 dividend plus Ch$5.1 First Category Tax paid)	(10.5)	(10.5)
Credit for 20% of First Category Tax	5.1	6.0
Net tax withheld	(5.4)	(4.5)
Net dividend received	19.5	19.5
Effective dividend withholding rate	21.69%	18.75%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

(Withholding Tax rate) – (First Category Tax effective rate)

1 – (First Category Tax effective rate)

Under Chilean income tax law, dividends generally are assumed to have been paid out of our oldest retained taxable profits for purposes of determining the rate of First Category Tax that we paid. The effective rate of Withholding Tax to be imposed on dividends we pay will vary depending upon the amount of First Category Tax we paid (if any) on the earnings to which the dividends are attributed, according to the provisions of the Chilean Income Law. The effective Withholding Tax rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax rate was 15%, will be 23.53%. For 2002, the First Category Tax rate was 16.0%, which results in an effective rate of 22.62%. In 2003, the First Category Tax rate was 16.5%, which results in an effective rate of 22.16%, and from 2004 to 2010, the First Category Tax rate was 17%, which resulted in an effective rate of Withholding Tax of 21.69%. For 2011, the First Category Tax rate is 20.0%, which is expected to result in an effective rate of 18.75%. For 2012, the First Category Tax rate will be 18.5%, which is expected to result in an effective rate of 20.25%. From 2013 onwards, the First Category Tax rate will be 17.0%, which is expected to result in an effective rate of 21.69%.

For dividends attributable to our profits during years when the First Category Tax was 10% (before 1991), the effective rate will be 27.8%. However, whether the First Category Tax is 10%, 15%, 16%, 16.5%, 17%, 18.5% or 20%, the effective overall combined tax rate imposed on our distributed profits will be 35%. Whether the First Category Tax is imposed or not, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits would be 35%. Nevertheless, in the case that the retained taxable profits or exempted profits as of December 31 of the year preceding a dividend are not sufficient to attribute to such dividend, we will make a withholding of 35% of the amount that exceeds those retained taxable or exempted profits. In case such withholding is determined to be excessive at the end of the year, Foreign Holders will have rights to file for the reimbursement of the excess withholding.

Dividend distributions made in kind would be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property. Stock dividends and the distribution of preemptive rights are not subject to Chilean taxation.

Capital Gains

Gain recognized on a sale or disposition of shares of our common stock (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such shares of common stock) may be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter) if:

•	the Foreign Holder has held the shares of our common stock for less than one year since exchanging ADSs for the shares of our common stock;

•	the Foreign Holder acquired and disposed of the shares of our common stock in the ordinary course of its business or as a habitual trader of shares; or

•	the Foreign Holder and the purchaser of the shares of our common stock are “related parties” or has an interest in the latter within the meaning of Article 17, Number 8, of the Chilean Income Tax Law.

In all other cases, gain on the disposition of shares of our common stock will be subject only to a capital gains tax which is assessed at the same rate as the First Category Tax, as sole income tax (currently levied at a rate of 20%) and no withholding tax will apply. The sale of shares of our common stock by a Foreign Holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the total (sale price) amount, without any deduction, paid to, remitted to, accounted for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax, as a sole tax. The above is applicable unless the gain subject to taxation can be determined, in which case the withholding will be equal to the corporate tax rate on the gain, or (ii) 20% of the total amount (the sale price) without any deduction, paid to, remitted to, accounted for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the general tax regime, that is, the First Category Tax, and the Withholding Tax, with a credit of the First Category Tax already paid. The Foreign Holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due in April of the following year upon filing its corresponding tax return.

Gain recognized in the sale of shares of common stock that are publicly traded and have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the shares of common stock are sold (i) on a Chilean stock exchange authorized by the Superintendencia de Valores y Seguros de Chile (the Chilean Securities Commission or “SVS”), (ii) within the process of a public tender of shares of common stock governed by Title XXV of the Chilean Securities Market Law, or (iii) as a result of the contribution of securities into a mutual fund under the provisions of Article 109 of the Chilean Income Tax Law.

The shares of common stock must also have been acquired (i) on a Chilean stock exchange authorized by the SVS, (ii) within the process of a public tender of shares of common stock governed by Title XXV of the Chilean Securities Market Law, (iii) in an initial public offer of shares of common stock resulting from the formation of a corporation or a capital increase of the same, (iv) in an exchange of public offered securities convertible into shares, or (iv) as a result of the redemption of securities subject to the provisions of Article 109 of the Chilean Income Tax Law. Shares of common stock are considered to have a high presence in the stock exchange when they:

•	are registered in the securities registry;

•	are registered in a Chilean stock exchange; and

•	have an adjusted presence equal to or above 25%.

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 200 UFs within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value.

Capital gains obtained in the sale of shares of common stock that are publicly traded and have a high presence in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by “foreign institutional investors” such as mutual funds and pension funds, provided that the sale is made on a Chilean stock exchange authorized by the SVS or within the process of a public tender of shares of common stock governed by Title XXV of the Chilean Securities Market Law. To qualify as a foreign institutional investor, an entity must be formed outside of Chile, not have a domicile in Chile, and must be at least one of the following:

•

a fund that offers its shares of common stock or quotas publicly in a country with investment grade public debt, according to a classification performed by an international risk classification entity qualified as such by the SVS;

•

a fund registered with a regulatory agency or authority from a country with investment grade public debt, according to a classification performed by an international risk classification entity qualified as such by the SVS, provided that its investments in Chile constitute less than 30% of the value of its total assets, including certificates issued abroad representing Chilean securities, such as ADRs of Chilean companies;

•

a fund whose investments in Chile represent less than 30% of the value of its total assets, including certificates issued abroad representing Chilean securities, such as ADRs of Chilean companies, provided that not more than 10% of the equity of the fund or the rights to the profits of the fund taken as a whole are directly or indirectly owned by Chilean residents;

•

a pension fund that is formed exclusively by individuals that receive pensions out of the accumulated capital in the fund or which main purpose is to finance the establishment or increase of pensions of individuals, provided such pension fund is subject to the control or surveillance of the relevant regulatory authorities in its home country;

•	a Foreign Capital Investment Fund regulated by Law No. 18,657, in which case all quota holders shall be foreign residents or domestic institutional investors; or

•

any other foreign institutional investor that complies with the requirements set forth in general regulations for each category of investor, provided a previous report on the subject matter has been issued by the SVS and the Chilean IRS.

The foreign institutional investor must not directly or indirectly participate in the control of the corporations issuing the securities it invests in, nor possess or participate directly or indirectly in 10% or more of the capital or the profits of such issuers, except for investment in quotas issued by mutual funds governed by Decree Law No. 1,328 of 1976.

Another requirement for the exemption is that the foreign institutional investor must execute a written contract with a bank or a stock broker incorporated in Chile. In this contract, the bank or stock broker must undertake to execute purchase and sale orders, verify, at the time of the remittance, the applicability of a tax exemption or that the applicable tax withholding has been made. Furthermore, the bank or stock broker is obligated to inform the Chilean IRS about the transactions and remittances it performs and to register with the Chilean IRS by means of a sworn statement. This sworn statement should include the following information: (i) that the foreign institutional investor complies with the requirements set forth by the Chilean income tax law or the regulations issued in this regard; (ii) that the foreign institutional investor does not have a permanent establishment in Chile; and (iii) that the foreign institutional investor will not participate in the control of the entities in which securities it has invested. Additionally, the statement must include the identification of the representative of the fund manager or institution making the investment, and an indication of the bank in which the foreign currencies were liquidated, the source and the amount of such currencies.

The tax basis of shares of common stock received in exchange for ADRs will be the acquisition value of the shares of common stock on the date of exchange duly adjusted for local inflation. The valuation procedure set forth in the deposit agreement, which values shares of common stock which are being exchanged at the highest reported sales price at which they trade on the Santiago Stock Exchange on the date the exchange is recorded, will determine the acquisition value for this purpose. Consequently, the surrender of ADRs for shares of our common stock and the immediate sale of these shares for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile, provided that the sale of the shares of our common stock is made on the same date on which the exchange of ADRs for these shares is recorded.

In the case where the sale of the shares is made on a day that is different from the date on which the exchange is recorded, capital gains subject to taxation in Chile may be generated. On October 1, 1999, the Chilean IRS issued Ruling No. 3,708 whereby it allowed the Chilean issuers of ADSs to amend the deposits agreements to which they are parties in order to include a clause stating that, in the event that the exchanged shares are sold by the ADSs’ holders on a Chilean Stock Exchange, either on the same date on which the exchange is recorded in the shareholders registrar of the issuer or within the two business days prior to said date, the acquisition price of such exchanged shares shall be the price registered in the corresponding invoice issued by the stock broker that participated in the sale transaction. Consequently, because we have included this clause “Withdrawal of Deposited Securities” of the Amendment No. 1 of the deposit agreement, dated February 1, 2011, the capital gain that may be generated if the shares received in exchange for the ADSs are sold within two days prior to the date on which the exchange is recorded, will not be subject to taxation.

The exercise of preemptive rights relating to the shares of our common stock will not be subject to Chilean taxation. Any gain on the sale of preemptive rights relating to the shares of our common stock will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

Other Chilean Taxes

Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares of our common stock by a Foreign Holder will generally apply to the transfer at death or by gift of the shares of common stock by a Foreign Holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by Foreign Holders of shares of common stock.

Withholding Tax Certificates

Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of the Withholding Tax (net of the applicable First Category Tax).

United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of shares of our common stock, as well as the ownership and disposition of ADSs received pursuant to a deposit into the ADR facility of our common shares purchased in this offering, by a beneficial owner that is: (i) a citizen or resident of the United States; (ii) a corporation organized in the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current U.S. Treasury regulations to be treated as a U.S. person). For purposes of this discussion, we refer to these owners of ADSs or shares of our common stock as “U.S. Holders.” If a partnership holds ADSs or shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding shares of our common stock should consult its own tax advisers.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a U.S. Holder’s decision to purchase shares of our common stock. In particular, this discussion is directed only to U.S. Holders that will hold ADSs or shares of our common stock as capital assets and it does not address any special U.S. federal income tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (“U.S. Code”), such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, regulated investment companies, real estate investment trusts, partnerships, holders that own or are treated as owning 10% or more of our voting shares of our common stock, persons holding ADSs or shares of our common stock as part of a hedging, conversion or other integrated transaction or a straddle, persons subject to the alternative minimum tax, or persons whose functional currency is not the U.S. dollar. Prospective purchasers are advised to satisfy themselves as to the overall U.S. federal, state and local tax consequences of their ownership of ADSs or shares of our common stock by consulting their own tax advisers.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. Please see the discussion under “—Passive Foreign Investment Companies” below.

The statements of U.S. federal income tax laws set out below are based on the laws in force as of the date hereof and may be subject to changes in U.S. federal income tax law occurring after that date, including changes that may have retroactive effect.

ADRs

A U.S. Holder who deposits shares of our common stock into the ADR facility, receiving ADSs in return, will be treated for U.S. federal income tax purposes as the beneficial owner of the underlying shares of our common stock represented by those ADSs and evidenced by ADRs. Deposits and withdrawals of shares of our common stock by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Companies,” distributions of cash or property (other than shares of our common stock, if any, distributed pro rata to all of our shareholders, including holders of ADSs) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to ADSs or shares of our common stock, including the net amount of the Chilean Withholding Tax withheld on the distribution (after taking into account the credit for the First Category Tax), will be includible in gross income as ordinary income on the date on which the U.S. Holder receives the dividends, in the case of shares of our common stock, or the date the depositary receives the dividends, in the case of ADSs. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess amounts will be treated first as a nontaxable return of capital to the extent of such U.S. Holder’s tax basis in the shares of our common stock and, thereafter, as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends paid in Chilean pesos generally will be includible in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the U.S. Holder receives the dividends, in the case of shares of our common stock, or the date the depositary receives the dividends, in the case of ADSs. U.S. Holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received which are converted into U.S. dollars after they are received.

Dividends paid to corporate U.S. Holders with respect to ADSs or shares of our common stock will not be eligible for the dividends received deduction allowed to corporations under the U.S. Code. Under current law, dividends received in taxable years beginning before January 1, 2013 by non-corporate U.S. Holders with respect to ADSs will be subject to U.S. federal income tax at a maximum rate of 15% if the dividends are “qualified dividends” for U.S. federal income tax purposes. Dividends paid on the ADSs will be treated as qualified dividends if:

•	the ADSs are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

Based on existing guidance, we do not expect that dividends paid on our common shares will be qualified dividends because our common shares are not readily tradable on an established securities market in the United States and, although a comprehensive income tax treaty between Chile and the United States has been signed, such treaty is not currently in force.

Subject to generally applicable limitations and conditions under the U.S. Code (including a holding period requirement), Chilean Withholding Tax withheld from dividends (after taking into account the credit for the First Category Tax, when it is available) will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If the amount of Chilean Withholding Tax initially withheld from a dividend is determined to be excessive, however (as described above under “Taxation—Chilean Taxation—Cash Dividends and Other Distributions”), the excess tax may not be creditable. Dividends paid on the ADSs or shares of our common stock will generally constitute foreign source income, and for purposes of calculating the foreign tax credit, as “passive category income,” for most U.S. Holders. U.S. Holders are not allowed foreign tax credits for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed foreign tax credits in respect of arrangements in which their expected economic profit is insubstantial. Alternatively, a U.S. Holder may be able to deduct Chilean income taxes paid with respect to dividends on our shares of common stock against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

Taxation of Capital Gains or Losses

Subject to the discussion below under “—Passive Foreign Investment Companies,” gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of ADSs or shares of our common stock generally will be capital gain or loss and generally will be long-term capital gain or loss if the shares of our common stock have been held for more than one year. The amount of gain or loss realized will be the difference between (i) the amount realized on the sale, exchange or other taxable disposition of ADSs or shares of our common stock over (ii) the U.S. Holder’s adjusted tax basis in such ADSs or shares of our common stock. Long-term capital gain realized by certain U.S. Holders (including individuals) generally is eligible for favorable rates of U.S. federal income tax. The deductibility of capital losses is subject to significant limitations under the U.S. Code.

The initial tax basis of common shares purchased by a U.S. Holder will be the U.S. dollar value of the Chilean pesos denominated purchase price determined on the date of purchase. If our common shares are treated as being traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the cost of such common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If a U.S. Holder converts U.S. dollars to Chilean pesos and immediately uses the currency to purchase shares of our common stock, such conversion generally will not result in taxable gain or loss to the U.S. Holder.

With respect to the sale, exchange or other taxable disposition of shares of our common stock, the amount realized by a U.S. Holder generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If our common shares are treated as being traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Any gain or loss realized by a U.S. Holder on such a sale, exchange or other taxable disposition of shares of our common stock will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. If Chilean income tax is withheld on such sale, exchange or other taxable disposition (see “Taxation—Chilean Taxation—Capital Gains”), a U.S. Holder generally would not be able to utilize foreign tax credits in respect of such Chilean income tax unless the U.S. Holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. Alternatively, a U.S. Holder may be able to deduct Chilean income taxes paid with respect to a disposition of shares of our common stock against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own tax advisers regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the shares of our common stock.

Passive Foreign Investment Companies

Special U.S. federal income tax rules apply to U.S. persons owning ADSs or common shares of a PFIC. A foreign corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account.

Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. An exception, however, is provided for income derived in the active conduct of a banking business (the “Active Bank Exception”). The application of the Active Bank Exception to banks is unclear under present U.S. federal income tax law. The U.S. Internal Revenue Service (“U.S. IRS”) has issued a notice and has proposed U.S. Treasury regulations which have different requirements for qualifying as a foreign bank and for determining the banking income that may be excluded from passive income under the Active Bank Exception. Based on our current estimates of our gross income and gross assets, the nature of our business and our interpretation of the proposed U.S. Treasury regulations and notice, we do not expect to be classified as a PFIC for our current taxable year (although the determination cannot be made until the end of such taxable year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future. There can be no assurances in this regard, however, because the application of the relevant rules is complex and involves some uncertainty. The PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules. In addition, the relevant U.S. Treasury regulations addressing the Active Bank Exception may not be finalized in their current form, and our PFIC status may be impacted if and when these U.S. Treasury regulations are finalized. Moreover, our business plans may change, which may affect the PFIC determination in future years.

If we are treated as a PFIC for any year, U.S. Holders may be subject to adverse tax consequences upon a sale, exchange or other disposition of ADSs or shares of our common stock, or upon the receipt of certain

“excess distributions” (generally distributions in excess of 125% of the average distribution over the shorter of a three-year period or the U.S. Holder’s holding period for shares of our common stock) from us. In this event, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to ADSs or shares of our common stock, as described below, any gain realized on a sale or other taxable disposition of ADSs or shares of our common stock or excess distributions would be treated as realized ratably over the U.S. Holder’s holding period for such ADSs or shares of our common stock, and amounts allocated to prior years during which we were a PFIC would be taxed at the highest tax rate in effect for each such year. An additional interest charge may apply to the portion of the U.S. federal income tax liability on such gain or distribution treated under the PFIC rules as having been deferred by the U.S. Holder. Amounts allocated to the taxable year in which the sale or excess distribution occurs and to any year before we became a PFIC would be taxed as ordinary income in the taxable year in which the sale or excess distribution occurs. If we were a PFIC, certain subsidiaries and other entities in which we have a direct or indirect interest may also be PFICs (“Lower-tier PFICs”). Under attribution rules, U.S. Holders would be deemed to own their proportionate shares of Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though such U.S. Holder had not received the proceeds of those distributions or dispositions.

If we are treated as a PFIC, the rules described in the foregoing paragraph can be avoided by a U.S. Holder that makes a “mark-to-market” election. A U.S. Holder may make a mark-to-market election for ADSs or shares our common stock (but not for the shares of any Lower-tier PFIC) if such ADSs or shares of our common stock constitute “marketable stock” as defined in the U.S. Treasury regulations. ADSs and shares of our common stock will be marketable stock if they are regularly traded on a “qualified exchange or other market” within the meaning of the U.S. Treasury regulations. The ADSs are listed on the New York Stock Exchange, and will qualify as regularly traded on an established securities market so long as they are so listed. No assurance can be given, however, that our common stock will be considered regularly traded on an established securities market. In particular, it is unclear whether the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange would meet the requirements for a “qualified exchange or other market.” A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the ADSs or shares of our common stock had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of its ADSs or shares of our common stock as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of ADSs or shares of our common stock would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s adjusted tax basis in its ADSs or shares of our common stock will be increased by the amount of income inclusion and decreased by the amount of deductions under the mark-to-market rules. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our Lower-tier PFICs, and the mark-to-market election generally would not be effective for such Lower-tier PFICs.

The rules described in the second preceding paragraph can also be avoided by a U.S. Holder that elects to treat us as a “qualified electing fund.” However, this option will generally not be available to U.S. Holders because we do not intend to provide the information necessary for U.S. Holders to make such election.

A U.S. Holder that owns ADSs or shares of our common stock during any taxable year that we are treated as a PFIC would be required to file U.S. IRS Form 8621. U.S. Holders should also be aware that recently enacted legislation would impose an additional annual filing requirement for U.S. persons owning shares of a PFIC. The legislation does not describe what information would be required to be included in the additional annual filing, but grants the Secretary of the U.S. Treasury Department power to make this determination. U.S. Holders should consult their own tax advisers regarding the application of the PFIC rules to ADSs or shares of our common stock, the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the recently enacted legislation to their particular situation.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, ADSs or shares of our common stock to a U.S. Holder generally will be subject to the information reporting requirements of the U.S. Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the U.S. IRS.

In addition, U.S. Holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by a financial institution, if the aggregate value of all such assets exceeds USD$50,000. U.S. Holders should consult their own tax advisers regarding the application of the information reporting rules to ADSs or shares of our common stock and the application of the recently enacted legislation to their particular situations.

HOLDERS OF ADSs or SHARES OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CHILEAN, U.S. FEDERAL INCOME OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs or SHARES OF OUR COMMON STOCK, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAX LAWS.

PLAN OF DISTRIBUTION

Chilean Placement Agreement

In connection with the Offering, LarrainVial S.A. Corredora de Bolsa and Banchile Corredores Bolsa S.A. have entered into a placement agreement with us whereby they agree to assist in the distribution of the shares of our common stock in Chile on a best efforts basis.

Process for Purchase and Settlement

We are offering 1,398,023,524 shares of our common stock in Chile by means of a special auction (subasta de libro de órdenes) conducted on the Santiago Stock Exchange under the provisions of the Section 2.4A of the Santiago Stock Exchange’s Manual of Share Offerings (Manual de Operaciones en Acciones), which will sort the purchase orders by price and will award the shares of our common stock in accordance with the conditions set forth in the offer.

All orders of shares of our common stock made by prospective purchasers must be placed through an authorized Chilean broker under Chilean law. We encourage international investors to place their orders through the Chilean placement agents, otherwise their orders will be classified as retail and international investors will likely receive a lower allocation. Each prospective purchaser may use only one such broker. In order to be eligible to purchase shares of our common stock in the Offering, each prospective purchaser of the shares of our common stock must (i) establish a foreign investment capital funds account with a Chilean broker and (ii) provide the Chilean broker with a fully executed broker letter of instruction, which will include the maximum number of shares of our common stock to be purchased and maximum purchase price. The shares of our common stock offered in the Offering will be eligible for deposit in our ADR facility, subject to the terms of our amended deposit agreement.

Prospective purchasers of shares of our common stock may place orders with a Chilean broker at any time after the offer period which is expected to commence on March 15, 2011 at approximately 9:30 a.m., Santiago time until the offer period terminates on March 30, 2011 at 12:00 p.m., Santiago time, unless a different time period is otherwise agreed to between us and the Chilean placement agents (the “Offer Period”). All Chilean brokers who have received offers shall place orders with the Santiago Stock Exchange during the Offer Period. The Santiago Stock Exchange shall create a single book to receive all of the purchase orders.

Upon the expiration of the Offer Period, orders for shares of our common stock placed by prospective purchasers will become irrevocable and cannot be withdrawn. If the conditions of the Offering, including minimum price, are satisfied at the expiration of the Offer Period, then the Offering will be declared successful. We may waive any condition to the Offering and declare it successful at our sole discretion.

On the business day immediately following the expiration of the Offer Period, the purchase price and allocations of the shares of our common stock will be determined by us, based on the demand for the shares of our common stock and certain other discretionary matters, and the Santiago Stock Exchange will formally award the shares of our common stock to prospective purchasers by process of the special auction described above. Pursuant to requirements under Chilean law, we will deliver the shares of our common stock against payment therefor on the second business day following the formal award of these shares to prospective purchasers pursuant to the special auction procedure. The shares of our common stock are expected to be ready for delivery through the book-entry system of the Depósito Central de Valores on or about                , 2011, which is T+2.

The offer and sale of the shares of our common stock in the Offering may be restricted and subject to limitations in jurisdictions other than Chile and the United States. Potential investors are advised to consult with their own legal advisors in this regard.

Fees and Expenses

The Chilean placement agents will be paid a total fee of 0.95% of the Offering.

We estimate that the total expenses of the Offering, not including the fees paid to the Chilean placement agents, will be approximately Ch$457,189,408, consisting of (i) legal fees of approximately Ch$199,312,000, (ii) accounting fees of approximately Ch$51,587,520, (iii) printing fees of approximately Ch$40,138,669, (iv) fees relating to the listing of the shares of our common stock in Chile of approximately Ch$9,465,600 and (v) other fees of approximately Ch$156,685,619.

Listing

The shares of our common stock are listed on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaiso Stock Exchange. Our ADSs are listed and traded in U.S. dollars on the New York Stock Exchange under the symbol “BCH.” Our units are listed and traded in Euros on the Latibex.

No Stabilization

In connection with the Offering no Chilean placement agent will engage in stabilization transactions which include short sales, purchases on the open market to cover positions created by short sales and other stabilizing transactions.

Other Relationships

Banchile Corredores Bolsa S.A. is our subsidiary and affiliate.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Ancillary Directive, 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of securities within the European Economic Area should only do so in circumstances in which no obligation arises for us to produce a prospectus for such offer. Neither we nor the Chilean placement agents have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the Chilean placement agents which constitute the final offering of securities contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC and amendments thereto, including the 2010 PD Ancillary Directive, to the extent implemented in the Relevant Member State including any relevant implementing measure in the Relevant Member State and the expression “2010 PD Ancillary Directive” means Directive 2010/73.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer of securities contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each Chilean placement agent that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the our prior consent has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the securities which are the subject of the offering contemplated by this prospectus supplement and accompanying prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The securities will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the securities, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The securities are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the securities with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the securities, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Germany

This prospectus supplement and accompanying prospectus have not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute shares of our common stock in Germany. Consequently, shares of our common stock may not be distributed in Germany by way of public offering, public advertisement or in any similar manner AND THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF SHARES OF OUR COMMON STOCK TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. Shares of our common stock are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus supplement and accompanying prospectus are strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Notice to Prospective Investors in the Netherlands

Our shares of common stock may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the shares of our common stock described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to shares of our common stock have been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares of our common stock to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares of our common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Italy

This offering has not been registered with the Commissione Nazionale per la Società e la Borsa (the “CONSOB”) pursuant to Italian securities legislation. Our shares of common stock offered by this prospectus supplement and accompanying prospectus may neither be offered or sold, nor may this prospectus supplement and accompanying prospectus or any other offering materials be distributed in the Republic of Italy unless such offer, sale or distribution is:

•

made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, Legislative Decree No. 58 of February 24, 1998, CONSOB Regulation No. 11971 of May 14, 1999 and any other applicable laws and regulations;

•

made (i) to professional investors (operatori qualificati) as defined in Article 31, second paragraph of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or Regulation No, 11522, (ii) in circumstances where an exemption from the rules governing solicitations to the public at large applies pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended or (iii) to persons located in the Republic of Italy who submit an unsolicited request to purchase the shares of our common stock; and

•	in compliance with all relevant Italian securities and tax laws and regulations.

Any investor purchasing shares of our common stock in this offering is solely responsible for ensuring that any offer or resale of shares of our common stock it purchased in this offering occurs in compliance with applicable laws and regulations. This prospectus supplement and accompanying prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Article 100-bis of the Legislative Decree No. 58 of February 24, 1998 affects the transferability of the shares of our common stock in Italy to the extent that any placement of the shares of our common stock is made solely with qualified investors and such shares of common stock are then systematically resold to non-qualified investors on the secondary market at any time in the 12 months following such placement. Should this occur without the publication of a prospectus, and outside of the application of one of the exemptions referred to above, retail purchasers of shares of our common stock may have their purchase declared void and claim damages from any intermediary which sold them the shares of our common stock.

Notice to Prospective Investors in Spain

None of the shares of our common stock, this prospectus supplement and accompanying prospectus have been or will be approved or registered in the administrative registries of the Spanish Securities Markets Commission (Comisión Nacional del Mercado de Valores). Accordingly, the shares of our common stock may not be offered, sold or distributed in Spain except in circumstances which do not constitute a public offering of securities in Spain within the meaning of section 30-bis of the Securities Market Law 24/1988 of 28 July 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended, as developed by Royal Decree 1310/2005 of 4 November on admission to listing and on issues and public offers of securities (Real Decreto 1310/2005 de 4 de noviembre, por el que se desarrolla parcialmente la Ley 24/1988, de 28 de julio, de Mercado de Valores, en materia de admisión a negociación de valores en mercados secundarios oficiales, de ofertas públicas de venta o suscripción y del folleto exigible a tales efectos), and supplemental rules enacted thereunder or in substitution thereof from time to time.

Notice to Prospective Investors in Brazil

The offered securities have not been registered with the Comissão de Valores Mobiliários in Brazil and may not be offered or sold in Brazil except in circumstances that do not constitute a public offering or unauthorized distribution of securities in Brazil.

Notice to Prospective Investors in Colombia

The offered securities have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, these securities may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

VALIDITY OF SECURITIES

The validity of the shares of our common stock will be passed upon for us by Carey y Cía Ltda.

NOTICES

All notices will be deemed to have been giving upon the mailing by first class mail, postage prepaid, of those notices to holders of securities at their registered addresses as recorded in the register of holders of such securities.

PROSPECTUS

SHARES OF COMMON STOCK

SHARES OF PREFERRED STOCK

DEBT SECURITIES

GUARANTEED DEBT SECURITIES

We may offer and sell, from time to time, in one or more offerings, the securities covered by this prospectus.

We may offer and sell the securities covered by this prospectus to or through underwriters, dealers and agents, or directly to purchasers on a continuous or delayed basis. We will provide the specific terms and prices of the securities that we may offer in supplements to this prospectus or other offering materials. The prospectus supplements or other offering materials may also add to, update or change information contained in this prospectus. This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement or other offering materials. You should read this prospectus and any applicable prospectus supplement or other offering materials carefully before you invest in the securities.

Our shares of common stock are listed on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaiso Stock Exchange, which we refer to collectively as the “Chilean Stock Exchanges.” Our shares of common stock in the form of American depositary receipts are listed on the New York Stock Exchange in U.S. dollars under the symbol “BCH” and in the form of Units, on the Latibex in Euros.

Investing in our securities involves risks. You should carefully read the risks that are described in the “Risk Factors” section of our Annual Reports on Form 20-F filed with the Securities and Exchange Commission and in any applicable prospectus supplement or other offering materials before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 10, 2011.

As used in this prospectus, “Banco de Chile,” “the Bank,” “we,” “our” and “us” mean Banco de Chile and its consolidated subsidiaries.

ABOUT THIS PROSPECTUS

The information contained in this prospectus is not complete and may be changed. You should rely only on the information provided in or incorporated by reference in this prospectus, any prospectus supplement, or any other offering materials or documents to which we otherwise refer you. We have not authorized anyone else to provide you with different information. We are not making an offer of any securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement, any other offering materials as well as the information contained in any document incorporated by reference is accurate as of any date other than the date of the document in which such information is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a security.

This prospectus is part of an “automatic shelf” registration statement on Form F-3 that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” (as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”)) using a “shelf” registration process. This prospectus provides you with a general description of the securities we may offer. Each time we sell or issue securities, we will provide a prospectus supplement or other offering materials that will contain specific information about the terms of that specific offering of securities and the specific manner in which they may be offered. The prospectus supplement and any other offering materials may also add to, update or change any of the information contained in this prospectus. The prospectus supplement and any other offering materials may also contain information about any material U.S. federal income tax considerations relating to the securities described in the prospectus supplement or other offering materials. You should read this prospectus, the applicable prospectus supplement and any other offering materials, together with the additional information described under “Where You Can Find More Information” before making an investment decision. This prospectus may not be used to sell our securities unless it is accompanied by a prospectus supplement, pricing supplement or other offering materials.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site (www.sec.gov) or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We are an SEC registrant subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly, file with, or furnish to, the SEC certain reports and other information. As a foreign private issuer, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Chile, which differ from those in the United States. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Such documents are also available to the public from the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future annual reports on Form 20-F filed with the SEC pursuant to the Exchange Act, until we complete our offerings of the securities:

•	our Annual Report on Form 20-F for the year ended December 31, 2009, filed on June 29, 2010, which we refer to as our “2009 Annual Report;” and

•	our report on Form 6-K, furnished to the SEC on March 10, 2011.

All annual reports we file with the SEC pursuant to the Exchange Act on Form 20-F after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently submitted to the SEC by identifying in such Form that it is being incorporated by reference into this prospectus.

You may request, orally or in writing, a copy of any filings referred to above, excluding exhibits, other than those specifically incorporated by reference into the documents you request, at no cost, by contacting us at the following address: Banco de Chile, Attention: Investor Relations, at Paseo Ahumada 251, Santiago, Chile, telephone: +56 (2) 653-3554.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual results may differ materially from our expectations. In many cases, we include a discussion of the factors that are most likely to cause forward-looking statements to differ from actual results together with the forward-looking statements themselves.

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward looking statements is contained under “Forward-Looking Statements” in our 2009 Annual Report, which is incorporated in this prospectus by reference (and will be contained in any of our annual reports for a subsequent year that are so incorporated). See “Where You Can Find More Information” above for information about how to obtain a copy of our 2009 Annual Report.

In light of the factors described in our 2009 Annual Report and the other factors described in this prospectus, the future events anticipated therein and herein might not occur at all or may occur differently than as described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

THE COMPANY

Banco de Chile

We were founded in 1893, and we have been, for much of our recent history, among the largest and most profitable Chilean banks in terms of return on assets and equity in Chile. We are engaged primarily in commercial banking in Chile, providing traditional banking services to our diversified customer base that includes corporations and individuals.

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market, providing a powerful value proposition to our customers.

According to the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks”), as of December 31, 2010, we were the second largest privately-owned bank in Chile in terms of total loans with a market share of 19.2%, the largest provider of commercial loans with a market share of 20.4%, the second largest provider of consumer loans with a market share of 22.1%, the second largest privately-owned bank in terms of residential mortgage loans with a market share of 14.9% and the largest privately-owned bank in terms of current accounts and demand deposits balances with a market share of 22.8%.

As of December 31, 2010 we had:

•	total assets of Ch$18,276,464 million (approximately U.S.$39,021 million);

•	total loans of Ch$14,377,995 million (approximately U.S.$30,698 million);

•	total deposits of Ch$12,144,149 million (approximately U.S.$25,929 million) of which Ch$4,446,181 million (approximately U.S.$9,493 million) correspond to current account and demand deposits; and

•	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$1,694,325 million (approximately U.S.$3,617 million).

We deliver our services to our customers through the following four principal business segments:

We provide our retail customers with credit cards, residential mortgage loans, consumer loans and automobile financing loans, as well as traditional deposit services, such as current accounts, savings accounts and time deposits. Our banking services for wholesale customers include commercial loans (including working capital lines and trade finance), foreign exchange, capital markets services, cash management and non-credit services, such as payroll and payment services, as well as a wide range of treasury, financial advisory and risk management products.

More recently, we have complemented our products and services by entering into a strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile. This strategic alliance allowed us to nearly double our customer base in consumer finance (as our Consumer Finance Division absorbed the operations of Corporación Financiera Atlas S.A., Citibank Chile’s consumer division) and enhance our relationship with multinational companies that operate in Chile. In addition, our partnership with Citigroup Inc., an internationally well-known brand name, enabled us to broaden the scope of financial services that we offer to our customers through the addition of global financial services and other benefits. As a result of this partnership, we entered into a global connectivity agreement, which has supported the creation of (i) an international personal banking area, responsible for optimizing the access to financial services outside of Chile to our local retail customers, (ii) a global transactional services area, responsible for executing local and international cash management services, as well as custody and foreign trade assistance for our wholesale business segment, and (iii) an enhanced investment banking area, responsible for providing financial advisory services and access to global capital markets to our Chilean corporate customers.

In addition to our traditional banking operations, through our subsidiaries and affiliates we offer a variety of non-banking financial services including securities brokerage, mutual fund management, investment banking services, factoring, insurance brokerage, securitization, collection and sales services.

We are headquartered in Santiago, Chile, and as of December 31, 2010 had approximately 14,000 employees and delivered financial products and services through a nationwide distribution network of 422 branches, and 1,976 ATMs, that are part of a larger ATM network operated by Redbanc S.A. (a company owned by us and 12 other private sector financial institutions) that comprises more than 6,141 ATMs.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, including capital expenditures.

DESCRIPTION OF SHARES OF OUR COMMON STOCK

Please note that in this section entitled “Description of Shares of Our Common Stock,” reference to “Banco de Chile,” “we,” “our” and “us” refer only to Banco de Chile as the issuer of the securities and not to Banco de Chile’s consolidated subsidiaries. This section summarizes all the material terms of shares of our common stock, including summaries of certain provisions of our by-laws and applicable Chilean law in effect on the date of this prospectus. They do not, however, describe every aspect of our shares of common stock, our by-laws or Chilean law. References to provisions of our articles of association are qualified in their entirety by reference to the full by-laws in Spanish, an English translation of which has been filed as an exhibit to the registration statement relating to this prospectus.

General

The number of our outstanding shares as of December 31, 2010, was 82,551,699,423 shares, without par value (which includes 73,834,890,472 shares of common stock and 8,716,808,951 shares of common stock of the “Banco de Chile-S” series which resulted from the merger of Citibank Chile with and into us). Our board of directors has convened an extraordinary shareholders’ meeting for March 17, 2011 in order to, among other matters, cancel all of our shares of common stock “Banco de Chile-S” series and replace them with an identical number of our shares of common stock. As of March 4, 2011, shares of our common stock and shares of our common stock of the “Banco de Chile-S” series became identical for all legal purposes and fully fungible, and the latter became also eligible to be deposited into our American depositary receipts (“ADRs”) facility. Our shares of common stock are listed for trading on the Chilean Stock Exchanges, on the New York Stock Exchange in connection with the registration of ADRs and on Latibex in the form of Units. Our market capitalization as of the same date was Ch$5,696,067,260,187 (U.S.$12,161,469,053). As of December 31, 2010, Banco de Chile had 13,734 holders of shares of common stock registered in Chile, including JPMorgan Chase Bank, N.A. as depositary of our American depositary share program. As of December 31, 2010, there were a total of 15 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our board of directors, elects the board of directors and approves any other matter that does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on March 25, 2010. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the voting shares or by the Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) previously determined by the shareholders at the annual ordinary meeting or, in the event of failing agreement in the previous meeting or disappearance or suspension of such newspapers, in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the Superintendency of Banks and the Chilean Stock Exchanges. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares. If a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. The vote required at any shareholders’ meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

•	a change in corporate form, spin-off or merger;

•	an amendment of the term of existence, if any, and our early dissolution;

•	a change in corporate domicile;

•	a decrease of corporate capital previously approved by the Superintendency of Banks, provided it is not reduced below the legal minimum capital;

•	a decrease in the number of directors previously approved by the Superintendency of Banks;

•	the approval of contributions and appraisal of properties other than cash, in those cases where it is permitted by the General Banking Act;

•	the amendment of authority of the general shareholders’ meeting or the restriction of the authority of the board of directors;

•

the transfer of 50.0% or more of the corporate assets, regardless of whether it includes liabilities, or the implementation or amendment of any business plan that contemplates the transfer of more than 50.0% of the corporate assets or the transfer of 50.0% or more of the assets of a subsidiary if such subsidiary represents at least 20% of our assets, as well as transfer of shares of such subsidiary which will make it lose such status;

•	a change in the manner of distribution of profits established in the by-laws;

•	those set forth in the by-laws, if any;

•	any non-cash distribution in respect of the shares;

•	the repurchase of our shares of stock under the conditions set forth in articles 27A and 27B of the Chilean Corporations Law (Law 18,046);

•	the correction of nullity, caused by formal defects of any amendments to our by-laws referred to above; or

•	approval or confirmation of transactions with related parties, as set forth in articles 44 and 147 of the Chilean Corporations Law (Law 18,046).

Shareholders may accumulate their votes for the election of directors and cast all of their votes in favor of one person.

In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine our books and those of our subsidiaries within the 15-day period before the ordinary annual meeting. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed not fewer than 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders holding a prescribed minimum investment must be sent an Annual Report of the bank’s activities which includes audited financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of the bank’s Annual Report. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend.

The Chilean Corporations Law provides that a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, the comments and proposals made by the directors’ committee, and whenever shareholders representing 10.0% or more of the issued voting shares so request, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of an open stock corporation convenes an ordinary annual shareholders’ meeting and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by the directors’ committee and shareholders owning 10.0% or more of the company’s voting shares who have requested that such comments and proposals be so included.

Only shareholders registered as such with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed. Each share represents one vote and there are no special classes of shares with different rights. Our by-laws do not include any condition that is more significant than required by law to change the right of shareholders.

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital. The investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to reserve a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s by-laws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on a stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital).

Article 22 of the Chilean Corporations Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings.

Approval of Financial Statements

Our board of directors is required to submit our audited financial statements to the shareholders annually for their approval. The approval or rejection of such financial statements is entirely within our shareholders’ discretion. If our shareholders reject our financial statements, our board of directors must submit new financial statements not later than 60 days from the date of such rejection. If our shareholders reject our new financial statements, our entire board of directors is deemed removed from office and a new board of directors is elected at the same meeting. Directors who individually approved such rejected financial statements are disqualified for re-election for the ensuing period.

Registrations and Transfers

We act as our own registrar and transfer agent, as is customary among Chilean companies. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

Dividend, Liquidation and Appraisal Rights

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30.0% of their earnings as dividends.

In the event of any loss of capital, no dividends can be distributed so long as such loss is not recovered. Also, no dividends of a bank above the legal minimum can be distributed if doing so would result in the bank exceeding its ratio of risk-weighted assets to regulatory capital or total assets.

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date such dividends are actually paid, and they accrue interest.

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “Preemptive Rights and Increases of Share Capital.” A dividend entitlement lapses after 5 years and the funds go to the Chilean Treasury.

In the event of our liquidation, the holders of fully paid shares would participate equally and pro rata, in proportion to the number of paid-in shares held by them, in the assets available after payment of all creditors. The holders of fully paid shares would not be required to contribute additional capital to us in the event of our liquidation.

In accordance with the General Banking Law, our shareholders do not have appraisal rights.

Ownership Restrictions

Under Article 12 of the Chilean Securities Market Law and the regulations of the Superintendency of Banks, shareholders of open stock corporations are required to report the following to the Superintendencia de Valores y Seguros de Chile (the Chilean Securities Commission or “SVS”) and the Chilean Stock Exchanges:

•	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing, directly or indirectly, 10.0% or more of an open stock corporation’s share capital; and

•

any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10.0% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

The foregoing requirements also apply to the acquisition or sale of securities or agreements which price or return depends or is conditioned (all or in a significant part) to changes or movements in the price of such shares. The report shall be made the day following the execution of the transaction.

In addition, majority shareholders must include in their report whether their purpose is to acquire control of the company or if they are making a financial investment. A beneficial owner of ADSs representing 10.0% or more of our share capital will be subject to these reporting requirements under Chilean law.

Under Article 54 of the Chilean Securities Market Law and the regulations of the SVS, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least 10 business days before the date on which the transaction is to be completed, but in any case, as soon as negotiations regarding the change of control begin or as soon as confidential information and documents concerning the target are delivered to the potential acquiror through a filing with the SVS, the stock exchanges where its securities are traded, a notice to the target, the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

In addition to the foregoing, Article 54A of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs, as well as on their websites, if any.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the SVS provide that the following transactions must be carried out through a tender offer:

•

an offer which allows a person to take control of a publicly traded company, unless (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange and (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance or (d) through a forced sale;

•

an offer for a controlling percentage of the shares of a listed company if such person intends to take control of the parent company (whether listed or not) of such listed company, to the extent that the listed company represents 75.0% or more of the consolidated net worth of the parent company; and

•

whenever a controlling shareholder acquires two thirds of the voting shares of a listed company, such controlling shareholder must offer to purchase the remaining shares from the minority shareholders in a tender offer, unless (i) the controlling shareholder has reached two thirds of the voting shares through a tender offer for all of the shares of the company, or (ii) it reaches such percentage as a result of a reduction of the capital of the company by operation of law.

Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, for a period of 12 months from the date of the transaction in which it gained control of the publicly traded company, a number of shares equal to or greater than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person or group of persons acting (either directly or through other entities or persons) pursuant to a joint action agreement, to direct the majority of the votes at the shareholders’ meetings of the corporation and to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons with an agreement to act jointly that holds, directly or indirectly, at least 25.0% of the voting share capital, unless:

•	another person or group of persons acting pursuant to joint action agreement, directly or indirectly, controls a stake equal to or greater than the percentage controlled by such person;

•

the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital (either directly or pursuant to a joint action agreement); or

•	in cases where the SVS has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

•	a principal and its agents;

•	spouses and relatives within certain degrees of kinship;

•	entities within the same business group; and

•	an entity and its controller or any of the members of the controller.

Likewise, the SVS may determine that a joint action agreement exists between two or more entities considering, among other things, the number of companies in which they participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at extraordinary shareholders’ meetings.

According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or in the acquisition of securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

•	a company and its controller;

•	all the companies with a common controller together with that controller;

•	all the entities that the SVS declares to be part of the business group due to one or more of the following reasons:

•	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

•	the company has a significant level of indebtedness and the business group has a material participation as a lender or guarantor of such indebtedness;

•

the company is a member of a controlling group of any company of those mentioned in the first two bullets above and there are reasons grounded in ties in the ownership, management or credit liabilities to include it in the business group; or

•

the company is controlled by a member of the controller of any of the entities of the business group if the latter is formed by more than one entity and if there is more than one group of controlling entities and there are reasons grounded in ties in the ownership, management or credit liabilities to include it in the business group.

Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10.0% of the shares of a bank without the prior authorization of the Superintendency of Banks, which may not be unreasonably withheld. The prohibition would also apply to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the Superintendency of Banks considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.

According to Article 35 bis of the General Banking Law, the prior authorization of the Superintendency of Banks is required for:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;

•	the control by the same person, or controlling group, of two or more banks; or

•	a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

This prior authorization is only required when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Superintendency of Banks; or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of all loans in the Chilean banking system, the purchase, merger, or expansion may be conditioned on one or more of the following:

•	the bank or banks maintaining regulatory capital higher than 8.0% and up to 14.0% of risk-weighted assets;

•	the technical reserve established in Article 65 of the General Banking Law being applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	the margin for interbank loans be reduced to 20.0% of the resulting bank’s regulatory capital.

If the acquiring bank or resulting group would own a market share in loans determined by the Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10% of their risks weighted assets for the period specified by the Superintendency of Banks, which may not be less than one year. The calculation of the risk weighted assets is based on a five category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

According to the General Banking Law, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Law and the regulations issued by the Superintendency of Banks creates the presumption that natural persons who are holders of shares and who beneficially own more than 1.0% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1.0% of the shares. Finally, according to the regulations of the Superintendency of Banks, Chilean banks that issue ADSs are required to inform the Superintendency of Banks if any person, directly or indirectly, acquires ADSs representing 5.0% or more of the total amount of shares of capital stock issued by such bank.

Article 16 bis of the General Banking Law provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares must send to the Superintendency of Banks reliable information on their financial situation in the form and in the opportunity set forth in Resolution No. 3,156 of the Superintendency of Banks.

There are no limitations for non-resident or foreign shareholders to hold or exercise voting rights on the securities.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a number of shares sufficient to maintain their existing ownership percentages in the company. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

We intend to evaluate, at the time of any preemptive rights offering, the practicality under Chilean law and Central Bank regulations in effect at the time of making such rights available to our ADS holders, as well as the costs and potential liabilities associated with registration of such rights and the related shares of common stock under the Securities Act, and the indirect benefits to us of thereby enabling the exercise by all or certain holders of ADSs of their preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such registration statement. We cannot assure you that any registration statement would be filed. If we do not file a registration statement and no exemption from the registration requirements under the Securities Act is available, the depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of such sale. In the event that the depositary is not able, or determines that it is not feasible, to sell such rights at a premium over the cost of any such sale, all or certain holders of ADSs may receive no value for such rights. Non-U.S. holders of ADSs may be able to exercise their preemptive rights regardless of whether a registration statement is filed. The inability of all or certain holders of ADSs to exercise preemptive rights in respect of shares of common stock underlying such ADSs could result in such holders not maintaining their percentage ownership of the common stock following such preemptive rights offering unless such holder made additional market purchases of ADSs or shares of common stock.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period, and for an additional 30-day period thereafter, a Chilean corporation is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. At the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

This section summarizes all of the material provisions of the deposit agreement dated as of November 27, 2001, as amended by Amendment No. 1, dated as of February 1, 2011 pursuant to which the ADRs were issued, among Banco de Chile, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of ADRs. We refer to this agreement, including the amendment thereto, as the “amended deposit agreement.” We do not, however, describe every aspect of the amended deposit agreement, which has been incorporated by reference to the registration statement relating to this prospectus. You should read the amended deposit agreement for a more detailed description of the terms of the ADRs. Additional copies of the amended deposit agreement are available for inspection at the Corporate Trust Office of the depositary, which is presently located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401 Attention: ADR Administration.

American Depositary Receipts

The depositary will issue ADRs evidencing American depositary shares (which we refer to as “ADSs”) pursuant to the amended deposit agreement. Each ADS will represent 600 shares of our common stock, including shares of our common stock and shares of common stock of the “Banco de Chile-S” series. An ADR may represent any number of ADSs. Only persons in whose names ADRs are registered on the books of the depositary will be treated by the depositary and us as holders of ADRs.

Pursuant to the terms of the amended deposit agreement, holders, owners and beneficial owners of ADRs will be subject to any applicable disclosure requirements regarding acquisition and ownership of shares of common stock or ADSs representing shares of our common stock as are applicable pursuant to the terms of our by-laws or Chilean laws, as each may be amended from time to time. See “Description of Shares of Our Common Stock” in this prospectus and “Item 10—Additional Information—Ownership Restrictions” in our 2009 Annual Report on Form 20-F for a description of these disclosure requirements applicable to shares of common stock and the consequences of noncompliance as of the date of this prospectus. The depositary has agreed, subject to the terms and conditions of the amended deposit agreement, to comply with our instructions as to such requirements.

Deposit and Withdrawal of Common Stock

The depositary will execute and deliver to, or upon the written order of, the persons specified in a written order of the depositor, an ADR or ADRs registered in the name of such person or persons for the number of ADSs issuable in respect of such deposit, subject to the terms of the amended deposit agreement and upon the:

•	deposit with the custodian of the required number of shares of common stock accompanied by any appropriate instrument of transfer or endorsement in the form satisfactory to the custodian;

•	delivery of such certifications and payments as may be required by the custodian or the depositary;

•	payment of the required fees, charges and taxes; and

•

if required by the depositary and as applicable, the delivery to the depositary of an agreement or instrument providing full transfer to the custodian or its nominee of any dividend or right to subscribe shares or to receive other property or the proxy or proxies entitling the custodian to vote on the shares.

The execution and delivery of the ADRs will take place at any of the depositary’s designated transfer offices.

The depositary will not accept for deposit any shares of common stock unless it receives evidence of necessary regulatory approvals, if any.

The depositary may issue ADRs against rights to receive shares from us, any registrar, any of our agents, a central clearing agency, or other entity recording share ownership or transactions approved in writing by us. The depositary may issue ADRs against other rights to receive shares only if:

•	such other rights are fully collateralized (marked-to-market daily) with cash or U.S. government securities;

•

each applicant for such ADRs represents in writing that it owns such shares, has assigned all beneficial right, title and interest in such shares to the depositary and will hold such shares for the account of the depositary and will deliver such shares to the custodian as soon as practicable and promptly upon demand;

•	we have not requested the depositary to cease doing so at least two business days in advance of a proposed deposit; and

•

all ADRs issued against rights to receive shares represent no more than 30.0% of the shares actually deposited. The depositary may retain any compensation received by it in connection with these transactions, including, without limitation, earnings on such collateral.

At its discretion, the depositary may deliver the property that the ADR holders surrendering ADRs have the right to receive (other than the certificates representing the shares) at its office. At the request, risk and expense of the ADR holder surrendering ADRs, deposited shares and other proper documents of title may be forwarded from our office in Chile to the depositary’s office for delivery to the surrendering holders. In the event the depositary determines that there is a reasonable possibility that a tax would be imposed upon the withdrawal of shares in exchange for surrendered ADRs, it may require that the withdrawing investor provide satisfactory security to it in an amount sufficient to cover the estimated amount of the tax.

Dividends, Other Distributions and Rights

The depositary is required to convert promptly into U.S. dollars and transfer to the United States all cash dividends and other cash distributions denominated in Chilean pesos (or any other currency other than U.S. dollars) that it receives in respect of the deposited shares, to the extent that it can do so on a reasonable basis and subject to Chilean law. The depositary is also required to distribute the amount received in U.S. dollars to the holders of ADRs upon an averaged or other practicable basis without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The amount distributed by the depositary will be reduced by any amounts to be withheld by us, the depositary or by us acting as custodian, including amounts on account of any applicable taxes and certain other expenses.

If the depositary determines that in its judgment any currency other than U.S. dollars received by it cannot be converted on a reasonable basis and transferred, the depositary may, subject to applicable laws and regulations, distribute such foreign currency received by it or hold such foreign currency (without liability for interest) for the respective accounts of the ADR holders entitled to receive the same.

If we declare a dividend in or free distribution of additional shares, the depositary may (with our approval) and shall (if we so request), distribute to the ADR holders (in proportion to the number of ADSs evidenced by their respective ADRs) additional ADRs evidencing an aggregate number of ADSs that represents the number of shares of common stock received in such dividend or free distribution. Instead of delivering ADRs of fractional ADSs, the depositary will sell the amount of shares represented by the aggregate of such fractions and will distribute the net proceeds to holders of ADRs in accordance with the amended deposit agreement. If additional ADRs (other than ADRs for fractional ADSs) are not so distributed, each ADS shall thereafter also represent the additional shares distributed.

If we offer (or cause to be offered) to the holders of shares any rights to subscribe for additional shares of common stock or any rights of any other nature, the depositary shall, after consultation with us, have discretion:

•	as to the procedure followed to make such rights available to ADR holders;

•	in disposing of such rights for the benefit of such owners and making the net proceeds available in U.S. dollars to holders; or

•

if the depositary may not make such rights available or dispose of such rights and make the proceeds available, allowing the rights to lapse unexercised (without incurring liability to any person as a consequence thereof);

provided that the depositary will, at our request, either:

•

if it determines that it is lawful and feasible to do so, make such rights available to ADR holders by means of warrants or employ such other method as it may deem feasible in order to facilitate the exercise, sale or transfer of rights by such holder; or

•

sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as it may deem proper, and allocate the net proceeds of such sales for the account of the owners of ADRs otherwise entitled upon an averaged or other practicable basis without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of an ADR or ADRs or otherwise.

In this regard, we may, in our sole discretion, decide not to register the securities to which such rights relate under the Securities Act where such registration may be required in connection with the offer or sale of such securities. In this case, ADR holders would not be permitted to purchase such securities or otherwise exercise such rights and the depositary would, to the extent possible, dispose of such rights for the account of such holders as provided above. Such a disposal or rights may reduce the equity interest that ADR holders have in us.

If the depositary determines that any distribution of property other than cash (including shares of common stock or rights to subscribe therefor) is subject to any tax or governmental charge that it is obligated to withhold, the depositary may dispose of all or a portion of such property in such amounts and in such manner as it deems necessary and practicable to pay such taxes or governmental charges. The depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the ADR holders.

Upon any split, consolidation, cancellation or any other reclassification of shares of common stock, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, or to which we are a party, any securities that shall be received by the depositary or the custodian in respect of shares shall be treated as newly deposited shares under the amended deposit agreement, and ADSs shall from then on represent the right to receive the securities so received, except when (1) additional ADRs (as in the case of a stock dividend), or (2) the depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

Record Dates

The depositary may, after consultation with us if practicable, fix a record date (which shall be as near as practicable to any corresponding record date set by us) for the determination of the holders of ADRs who shall be entitled to receive any distribution on or in respect of deposited securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such holders of ADRs shall be so entitled.

Voting of the Underlying Deposited Securities

When the depositary receives any notice of a meeting of holders of common stock, it will mail to all ADR holders a notice containing:

•	the information included in such notice received by it;

•

a statement that each holder as of a specified record date will be entitled, subject to Chilean law and the provisions of or governing the deposited shares, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited shares represented by ADSs evidenced by such holder’s ADRs; and

•

a statement as to the manner in which each such holder of ADRs may instruct the depositary to exercise any right to vote held by such holder, including instructions to give a discretionary proxy to a person designated by us.

See “Description of Shares of Our Common Stock—Meetings and Voting Rights.” The holders of ADRs at the close of business on the date specified by the depositary are entitled, subject to any applicable provisions of Chilean law, our bylaws or the shares, to instruct the depositary how to exercise the voting rights, if any, pertaining to the shares represented by their ADSs. The depositary will endeavor, insofar as practicable and permitted under Chilean law and the shares, to vote the shares so represented in accordance with any such written instructions of holders of ADRs. The depositary may not itself exercise any voting discretion over any shares. If the depositary does not receive instructions from a holder of ADRs, the depositary shall deem such holder to have instructed it to give discretionary proxy to a person designated by us to vote the underlying shares.

Reports and Notices

The depositary will mail ADR holders any reports and communications received from us that are made generally available to holders of shares of common stock. The depositary will also send to ADR holders copies or summaries of such reports when furnished by us.

On or before the first date notice is given by us, by publication or otherwise, of any meeting or adjournment of a meeting of shareholders or of the taking of any action by shareholders other than at a meeting, or the making of any distribution on or offering of rights in respect of the deposited shares, we will send the depositary a copy of the notice in the form given or to be given to holders of shares. The depositary will arrange for the mailing to all ADR holders of a notice containing the information (or a summary of the information) contained in any notice of a meeting of holders of shares it receives.

Amendment and Termination of the Deposit Agreement

The form of the ADRs and the amended deposit agreement may at any time be amended by agreement between us and the depositary. Any amendment that imposes or increases any fees or charges (other than the fees of the depositary for the execution and delivery or the cancellation of ADRs and taxes and other governmental charges), or that otherwise negatively affects any substantial existing right of ADR holders, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the holders of outstanding ADRs. Every holder of an ADR at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the amended deposit agreement as amended. Except in order to comply with mandatory provisions of applicable law, in no event may any amendment impair the right of any ADR holder to surrender his ADR and receive therefor the shares and other property represented by it.

Whenever so directed by us, the depositary will terminate the amended deposit agreement by mailing notice of such termination to the holders of all ADRs at least 30 days prior to the date fixed in such notice for termination. The depositary may likewise terminate the amended deposit agreement at any time six months after it has delivered to us a notice of its election to resign, provided that a successor depositary shall not have been appointed and accepted its appointment as provided in the amended deposit agreement.

If any ADRs remain outstanding after the date of termination, the depositary will:

•	discontinue the registration of transfer of ADRs;

•	suspend the distribution of dividends to the holders thereof; and

•	not give any further notices or perform any further acts under the amended deposit agreement, except

•	the collection of dividends and other distributions pertaining to the shares of common stock and any other property represented by such ADRs;

•	the sale of rights as provided in the amended deposit agreement; and

•

the delivery of shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs.

As soon as practicable after the six month anniversary of any date of termination, the depositary shall sell the shares and any other property represented by any ADRs that have not been surrendered and hold the net proceeds in a segregated account, together with any other cash then held, without liability for interest, in trust for the pro rata benefit of ADR holders that have not surrendered their ADRs. After making such sale, the depositary shall be discharged from all obligations to us, except to account for such net proceeds and other cash. Upon termination of the amended deposit agreement, we will also be discharged from all obligations thereunder, except for certain obligations to the depositary and its agents.

Charges of Depositary

Among other fees, the depositary will charge anyone to whom ADRs are delivered and anyone who surrenders ADRs $5.00 per 100 ADSs (or portion thereof) so issued or surrendered.

We will pay certain other charges of the depositary under the amended deposit agreement, except for:

•	stock transfer or other taxes and other governmental charges (which are payable by holders of ADRs or persons depositing shares);

•

cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders of ADRs delivering shares, ADRs or deposited securities (which are payable by such persons or holders);

•

transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or holders of ADRs withdrawing deposited securities);

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency); and

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred on behalf of holders of ADRs in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

Liability of Holders for Taxes or Other Charges

If any tax or other governmental charge shall become payable by or on behalf of the custodian or the depositary with respect to an ADR, any deposited securities represented by the ADSs evidenced such ADR or any distribution thereon, such tax or other governmental charge shall be paid by the holder of such security to the depositary. The depositary may refuse to effect any registration, registration of transfer, split-up or combination or, subject to the reasons set forth in General Instruction I.A.(1) of Form F-6 under the Securities Act (as such instructions may be amended from time to time), any withdrawal of such deposited securities until such payment is made. The depositary may also deduct from any distributions on or in respect of deposited securities, or may sell by public or private sale for the account of the holder of such security any part or all of such deposited securities (after attempting by reasonable means to notify the holder of such security prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge, the holder of such security remaining liable for any deficiency, and shall reduce the corresponding number of ADSs to reflect any such sales of shares.

Transfer of American Depositary Receipts

The ADRs are transferable on the books of the depositary, provided that the depositary may close the transfer books, at any time and from time to time, when deemed expedient by it in connection with the performance of its duties or at our request. The depositary or the custodian may require payment from the person presenting an ADR or the depositor of the shares of a sum sufficient to reimburse it for any tax or other governmental charge, and any stock transfer or registration fee with respect thereto and payment of any applicable fees payable by the holders of ADRs as a condition to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or transfer and withdrawal of shares of common stock.

The depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, shares until it has received such proof of citizenship, residence, exchange control approval, payment of all applicable Chilean taxes or other governmental charges, legal or beneficial ownership or other information as it may deem necessary or proper or as we may require by written request to the depositary. The execution and delivery or transfer of ADRs generally may be suspended during any period when our transfer books or the transfer books of the depositary are closed or if deemed necessary or advisable by us or the depositary. ADR holders may inspect the transfer books of the depositary at any reasonable time, provided that such inspection shall not be for the purpose of communicating with other holders of the ADRs in the interest of a business or object other than our business or a matter related to the amended deposit agreement or the ADRs.

General

Neither we nor the depositary will be liable to the holders of ADRs if prevented or delayed in performing their obligations under the amended deposit agreement by any present or future law, regulation, decree, order or other action of the United States, Chile or any other country, or of any other governmental authority, or by reason of any act of God, war or circumstances beyond their control or in the case of the depositary, any provision of our bylaws or of the securities deposited. Our obligations and those of the depositary are expressly limited to performing their respective duties specified therein without gross negligence or bad faith.

ADS holders are subject to certain provisions of the rules and regulations promulgated under the Exchange Act and to the regulations of the Superintendency of Banks relating to the disclosure of interests in the shares of common stock. Any ADS holder who has or comes to have, directly or indirectly, an interest of 5.0% (or such other percentage as may be prescribed by law or regulation) or more of our outstanding shares must:

•	under the Exchange Act, within 10 days after acquiring such interest and thereafter upon certain changes in such interests, notify us as required by such rules and regulations; and

•

under regulations of the Superintendency of Banks, within 15 days after acquiring such interest, send to us a notarized declaration as to the number of shares and ADSs beneficially owned by it and commit to report to us any subsequent acquisitions of shares or ADSs.

In addition, ADR holders are subject to the reporting requirements contained in Articles 12 and 54 and Titles XV and XXV of the Chilean Securities Market Law and Article 16 bis of the General Banking Law and the ownership limitations of Articles 35 bis and 36 of the General Banking Law (which provisions may apply when a holder beneficially owns or intends to purchase 10.0% or more of our shares or has the intention of taking control of us).

ADS holders who beneficially own more than 1.0% of the shares of common stock are also subject to the presumption created by Article 84 No. 2 of the General Banking Law that such owners are our related parties, and are thus subject to certain restrictions on the amounts and terms of loans made by banks to related parties.

Valuation of Underlying Shares for Chilean Law Purposes

For all purposes of valuation under Chilean law, the acquisition value of the shares of common stock delivered to any holder upon surrender of ADRs shall be the highest reported sale price of the shares on the Santiago Stock Exchange on the day during which the transfer of the shares is recorded under the name of such holder. In the event that no such sale price is reported by the Santiago Stock Exchange during that day, the value shall be deemed to be the highest trade price on the day during which the last trade took place. However, if 30 or more days have elapsed since the last trade, such value shall be adjusted in accordance with the variation of the Chilean consumer price index during the period since such last trade date.

DESCRIPTION OF THE PREFERRED SHARES

We will set forth in the applicable prospectus supplement or other offering materials a description of the preferred shares which may be offered under this prospectus.

DESCRIPTION OF THE DEBT SECURITIES

We will set forth in the applicable prospectus supplement or other offering materials a description of the debt securities which may be offered under this prospectus.

DESCRIPTION OF GUARANTEED DEBT SECURITIES

We will set forth in the applicable prospectus supplement or other offering materials a description of the guaranteed debt securities which may be offered under this prospectus.

PLAN OF DISTRIBUTION

We may sell the securities covered by this prospectus in any of the following three ways (or in any combination):

•	through underwriters, dealers or remarketing firms;

•	directly to one or more purchasers, including to a limited number of institutional purchasers; or

•	through agents.

Any such dealer or agent, in addition to any underwriter, may be deemed to be an underwriter within the meaning of the Securities Act. Any discounts or commissions received by an underwriter, dealer, remarketing firm or agent on the sale or resale of securities may be considered by the SEC to be underwriting discounts and commissions under the Securities Act.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction, the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

The terms of the offering of the securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement or other offering materials and will include, among other things:

•	the type of and terms of the securities offered;

•	the price of the securities;

•	the proceeds to us from the sale of the securities;

•	the names of the securities exchanges, if any, on which the securities are listed;

•	the name of any underwriters, dealers, remarketing firms or agents and the amount of securities underwritten or purchased by each of them;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any underwriting discounts, agency fees or other compensation to underwriters or agents; and

•	any discounts or concessions which may be allowed or reallowed or paid to dealers.

If underwriters are used in the sale of securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities described in the applicable prospectus supplement will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased by them. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If dealers acting as principals are used in the sale of any securities, such securities will be acquired by the dealers, as principals, and may be resold from time to time in one or more transactions at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the applicable prospectus supplement or other offering materials with respect to the securities being offered.

Securities may also be offered and sold, if so indicated in the applicable prospectus supplement or other offering materials, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the “remarketing firms,” acting as principals for their own accounts or as our agents, as applicable. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement or other offering materials. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act in connection with the securities remarketed thereby.

The securities may be sold directly by us or through agents designated by us from time to time. In the case of securities sold directly by us, no underwriters or agents would be involved. Any agents involved in the offer or sale of the securities in respect of which this prospectus is being delivered, and any commissions payable by us to such agents, will be set forth in the applicable prospectus supplement or other offering materials. Unless otherwise indicated in the applicable prospectus supplement or other offering materials, any such agent will be acting on a best efforts basis for the period of its appointment.

We may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities to which this prospectus and the applicable prospectus supplement relates from us at the public offering price set forth in the applicable prospectus supplement or other offering materials, plus, if applicable, accrued interest, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the applicable prospectus supplement or other offering materials, and the applicable prospectus supplement or other offering materials will set forth the commission payable for solicitation of such contracts.

Agents, dealers, underwriters and remarketing firms may be entitled, under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution to payments they may be required to make in respect thereof. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of business.

Unless otherwise indicated in the applicable prospectus supplement or other offering materials, all securities offered by this prospectus, other than our common stock that is listed on the New York Stock Exchange, will be new issues with no established trading market. We may elect to list any of the securities on one or more exchanges, but, unless otherwise specified in the applicable prospectus supplement or other offering materials, we shall not be obligated to do so. In addition, underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any securities.

Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

EXPENSES

The following table sets forth the estimated expenses to be paid by us in connection with the filing of this registration statement:

Expenses	Amount
Legal fees and expenses	Ch$	199,312,000
Accounting fees and expenses	Ch$	51,587,520
Total	Ch$	250,899,520

VALIDITY OF THE SECURITIES

The validity of the securities and certain other matters of Chilean law will be passed upon for us by Carey y Cía Ltda.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 20-F for the year ended December 31, 2009 have been audited by Ernst & Young Limitada, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Our consolidated financial statements as of and for the year ended December 31, 2010 appearing in Form 6-K, furnished to the SEC on March 10, 2011, have been audited by Ernst & Young Limitada, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

NOTICES

All notices will be deemed to have been given upon the mailing by first class mail, postage prepaid, of those notices to holders of securities at their registered addresses as recorded in the register of holders of such securities.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are a bank organized under the laws of Chile. Most of our directors and executive officers reside outside the United States (principally in Chile) and substantially all of our assets and the assets of these individuals are located outside the United States. As a result, it may be difficult for you to:

•	effect service of process outside Chile upon us or such persons; or

•	bring an original action against us or our directors and executive officers in the United States or Chile to enforce liabilities based upon the federal securities laws of the United States.

It may also be difficult for you to enforce in Chilean courts judgments obtained in U.S. court against us or our directors and executive officers or other persons named in the Registration Statement, of which this Prospectus is a part, based on civil liability provisions of the federal securities laws of the United States. If a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances, the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant, that the defendant was afforded a real opportunity to appear before the court, that enforcement would not violate Chilean public policy and the judgment being final under the laws of the country in which it was rendered.

In general, the enforceability in Chile of final judgments of U.S. courts does not require retrial in Chile. However, there is doubt as to the enforceability, in original actions in Chilean courts, of liabilities predicated solely on the federal securities laws of the United States and as to the enforceability in Chilean courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, foreign judgments cannot be enforced in any way against properties located in Chile, which, as a matter of Chilean law, are subject exclusively to Chilean law and to the jurisdiction of Chilean courts.

PROSPECTUS

March 10, 2011

1,398,023,524 Shares

(of which 150,000,000 will be offered in the United States)

Banco de Chile

Common Stock Series-S

PROSPECTUS SUPPLEMENT

, 2011